Exhibit 99.3

Management Information Circular

and

Notice of Special Meeting of Securityholders

To be held on November 16, 2018

Your Vote is Important. Please Vote Your Shares Today.

If you have questions or require assistance with voting, contact our proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

October 12, 2018

Dear Securityholders:

You are invited to attend a special meeting (the “Meeting”) of the holders (the “Maxar Canada Shareholders”) of common shares (the “Maxar Canada Shares”) and the holders (“LTIP Unitholders” and, together with the Maxar Canada Shareholders, the “Maxar Canada Securityholders”) of Maxar Canada share appreciation units (“LTIP Units”) of Maxar Technologies Ltd. (the “Company” or “Maxar Canada”) to be held at 1300 W. 120th Avenue, Westminster, Colorado 80234 at 11:00 a.m. (Mountain Time) on November 16, 2018.

The U.S. Domestication

At the Meeting, Maxar Canada Securityholders will be asked to consider a resolution (the “Arrangement Resolution”) to approve the proposed plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) involving, among others, Maxar Canada, Maxar Canada Securityholders and a newly-incorporated parent entity to be formed to manage and hold the business of Maxar Canada, Maxar Technologies Inc. (“Maxar U.S.”). Maxar U.S. will be formed under the laws of the State of Delaware in the United States of America and will become the ultimate parent company of Maxar Canada and its subsidiaries as a result of the Arrangement (the “U.S. Domestication”). Pursuant to the Arrangement, Maxar U.S. will indirectly acquire all of the issued and outstanding Maxar Canada Shares in exchange for one share of common stock of Maxar U.S. (“Maxar U.S. Shares”) per Maxar Canada Share and LTIP Unitholders will receive replacement share appreciation units in respect of Maxar U.S. Shares, as more fully described in the enclosed management information circular dated October 12, 2018 (the “Circular”).

The U.S. Domestication will mark a major milestone in Maxar Canada’s long-term objectives to gain a stronger presence in the U.S. market (the “U.S. Access Plan”), enhance Maxar Canada’s ability to provide and support classified applications for U.S. Government agencies and fulfill a commitment made in connection with the acquisition of DigitalGlobe, Inc. (“DigitalGlobe”), which was approved by Maxar Canada Shareholders at that time.

Board of Directors Recommendation

The board of directors of Maxar Canada (the “Maxar Canada Board”) unanimously recommends that Maxar Canada Securityholders vote FOR the Arrangement Resolution. In making its determination, the Maxar Canada Board considered a number of factors, including, but not limited to, the following:

•     U.S. Access Plan – Maxar Canada has long been pursuing its U.S. Access Plan, aimed at driving incremental growth and shareholder value creation, through the active pursuit of U.S. government space programs that will benefit from the Company’s technologies. Maxar Canada’s ability to win new U.S. government contracts to provide space systems, imagery and services under classified space and defense programs at the U.S. Department of Defense, NASA and various U.S. intelligence agencies will be enhanced by the U.S. Domestication.  The U.S. Domestication will mark a major milestone in Maxar Canada’s long-term U.S. Access Plan as Maxar U.S., which will become the ultimate parent company of

Maxar Canada and its subsidiaries, will be organized under the laws of the State of Delaware in the United States of America.

•     Commitment to Stakeholders – In connection with the agreement to acquire DigitalGlobe, the U.S.-based global leader in Earth imagery (the “DigitalGlobe Transaction”), as previously disclosed, the Company committed to the further reorganization of all or part of the combined Company’s corporate and operating structure to ensure that the ultimate parent of DigitalGlobe is incorporated in the U.S. by the end of 2019, subject to customary approvals.  During the regulatory approval process for the DigitalGlobe Transaction, the Company highlighted this commitment to a number of U.S. Government agencies.  Failure to complete the U.S. Domestication by the end of 2019 would be contrary to this commitment and would have a material adverse effect on the Company’s U.S. Government business and prospects moving forward, including future EnhancedView imagery contracts and the U.S. Access Plan.

•     Continued Commitment to Canada – MDA, a Maxar Canada business unit with internationally recognized leadership in space robotics, space sensors, satellite payloads, antennas and subsystems, surveillance and intelligence systems, defence and maritime systems and geospatial radar imagery will continue to be headquartered in Canada with offices in Brampton (Ontario), Montreal (Quebec), Richmond (British Columbia), Vancouver (British Columbia), Ottawa (Ontario) and Halifax (Nova Scotia).  Maxar Canada intends to continue its productive relationships with its stakeholders in Canada, including with the Canadian government, and Maxar U.S. has received conditional approval to have its shares listed on the TSX. The Company does not believe the U.S. Domestication will detract from the Company’s commitment to these relationships, its businesses, or its employees in Canada.

•     Enhanced Market Position – Maxar Canada’s U.S. Access Plan, its acquisition of DigitalGlobe and its New York Stock Exchange listing as a U.S. domestic issuer should provide Maxar Canada with a number of capital market advantages including greater exposure to U.S. and international institutional investors and analysts and an anticipated increase in Maxar Canada’s profile and status generally in North America and globally.

•     Approval of Securityholders and Court – The Arrangement is subject to Maxar Canada Securityholder approval and approval by the Supreme Court of British Columbia.

•     Dissent Rights – Registered Maxar Canada Shareholders have the ability to exercise dissent rights in respect of the Arrangement and to be paid the fair value of their Maxar Canada Shares.

Tax Treatment

The U.S. Domestication may have different tax consequences for Maxar Canada Shareholders resident in Canada and the United States. Maxar Canada Shareholders are urged to carefully read the sections of the Circular entitled “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”, as applicable, and to consult with their own tax and other advisors.

Arrangement Completion Date

Subject to obtaining required approvals, as well as the satisfaction of all other conditions precedent, if Maxar Canada Securityholders approve the Arrangement Resolution, it is anticipated that the Arrangement will be completed on or about January 1, 2019.

Please refer to the Circular for a more detailed description of the Arrangement and a more detailed description of Maxar Canada’s reasons for the U.S. Domestication and the risk factors relating to the U.S. Domestication. Please give the Circular your careful consideration and consult your financial, tax or other professional advisors regarding the consequences of the Arrangement to you.

The board of directors of Maxar Canada unanimously recommends that Maxar Canada Securityholders vote FOR the Arrangement Resolution.

Voting Your Shares

Your vote is very important regardless of the number of Maxar Canada Shares or LTIP Units that you own. Enclosed with this letter is the Notice of Special Meeting and Circular and a form of proxy or voting instruction form.

If you are unable to attend the Meeting in person please complete and deliver either the enclosed form of proxy or voting instruction form, as applicable, by mail or submit your vote via the internet, phone or fax, so that it is received prior to 11:00 a.m. (Mountain Time) on November 14, 2018, to ensure your representation at the Meeting.

If you require assistance with voting your Maxar Canada Shares or LTIP Units, please contact Maxar Canada’s proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll-free in North America or at 416-304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

On behalf of Maxar Canada, I would like to thank you for your continuing support.

Sincerely,

(Signed) Robert L. Phillips	(Signed) Howard L. Lance
Robert L. Phillips Chairman of the Maxar Canada Board	Howard L. Lance President and Chief Executive Officer

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order of the Supreme Court of British Columbia (the “Court”) dated October 12, 2018 (the “Interim Order”), a special meeting (such meeting and any adjournments and postponements thereof referred to as the “Meeting”) of holders (“Maxar Canada Shareholders”) of common shares (“Maxar Canada Shares”) and holders (“LTIP Unitholders” and, together with the Maxar Canada Shareholders, the “Maxar Canada Securityholders”) of Maxar Canada share appreciation units (“LTIP Units”) of Maxar Technologies Ltd. (the “Company” or “Maxar Canada”) will be held at the Company’s Corporate Headquarters at 1300 W. 120th Avenue, Westminster, Colorado 80234, on November 16, 2018 at 11:00 a.m. (Mountain Time) for the following purposes:

1.    to consider and, if deemed advisable, approve, with or without variation, a special resolution of the Maxar Canada Securityholders (the “Arrangement Resolution”) to approve an arrangement pursuant to Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) to effect, among other things, the exchange of each existing Maxar Canada Share for one share of common stock of a newly-incorporated parent entity to be formed under the laws of the State of Delaware in the United States of America, Maxar Technologies Inc., to manage and hold the business of Maxar Canada and its subsidiaries (the “Arrangement”), as more particularly described in the accompanying management information circular of Maxar Canada dated October 12, 2018 (as may be amended, supplemented or otherwise modified from time to time) (the “Circular”); and

2.    to transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice of special meeting of Maxar Canada Securityholders (the “Notice of Special Meeting”) and the accompanying Circular are available on the Company’s website at www.maxar.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The directors have fixed the close of business on October 12, 2018 as the record date for determining Maxar Canada Securityholders who are entitled to attend and vote at the Meeting (the “Record Date”). Only Maxar Canada Shareholders and LTIP Unitholders whose names have been entered in the register of Maxar Canada Shareholders and LTIP Unitholders, respectively, as of the close of business on the Record Date are entitled to receive notice of and vote at the Meeting.

Maxar Canada Securityholders who are unable to attend the Meeting are encouraged to complete, sign and return the enclosed form of proxy. To be valid, proxies must be received by the Company’s transfer agent, Computershare Investor Services Inc., at its Toronto office (100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1) no later than 11:00 a.m. (Mountain Time) on November 14, 2018 or, if the Meeting is adjourned or postponed, by no later than 48 hours (excluding Saturday, Sunday and statutory holidays in Canada and the U.S.) before the Meeting resumes. Notwithstanding the foregoing, the Chairman of the Meeting has the discretion to accept proxies received after such deadline and the time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion, without notice.

If you are a beneficial (non-registered) holder of Maxar Canada Shares and receive these materials through a broker, bank, trust company or other intermediary or nominee, you must provide your voting instructions or complete, sign and return the voting instruction form in accordance with the instructions provided by your broker, bank, trust company or other intermediary or nominee.

Maxar Canada Securityholders who are planning to return the form of proxy or voting instruction form are encouraged to review the Circular carefully before submitting such form.

Pursuant to the Interim Order, registered Maxar Canada Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Maxar Canada

Shares in accordance with the provisions of Section 237 to 247 of the BCBCA, as modified by the Interim Order and the plan of arrangement (“Plan of Arrangement”). A registered Maxar Canada Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to Maxar Canada a written objection to the Arrangement Resolution, which written objection must be received by Maxar Canada at 1300 W. 120th Avenue, Westminster, Colorado 80234, Attention: Corporate Secretary, two Business Days (as defined in the Circular) immediately preceding the date of the Meeting, and must otherwise strictly comply with the dissent procedures prescribed by the BCBCA, as modified by the Interim Order and the Plan of Arrangement. A Maxar Canada Shareholder’s right to dissent is more particularly described in the Circular under the heading “The Arrangement - Dissenting Shareholder Rights.” Copies of the Plan of Arrangement, the text of Sections 237 to 247 of the BCBCA and the Interim Order are set forth in Appendix B, Appendix C and Appendix D respectively, to the Circular.

Persons who are beneficial owners of Maxar Canada Shares registered in the name of a broker, bank, trust company or other intermediary or nominee who wish to dissent should be aware that only registered Maxar Canada Shareholders are entitled to dissent. Accordingly, a beneficial owner of Maxar Canada Shares desiring to exercise this right must make arrangements for the Maxar Canada Shares beneficially owned by such Maxar Canada Shareholder to be registered in the Maxar Canada Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Maxar Canada or, alternatively, make arrangements for the registered holder of such Maxar Canada Shares to dissent on the Maxar Canada Shareholder’s behalf.

Failure to strictly comply with the requirements set forth in Section 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent.

It is strongly suggested that any Maxar Canada Shareholder wishing to dissent seek independent legal advice, as the failure to comply strictly with the provisions of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of such Maxar Canada Shareholders’ right to dissent.

If you have any questions about the information contained in this Notice of Special Meeting and the accompanying Circular or require assistance in voting your Maxar Canada Shares, please contact Maxar Canada’s proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll-free in North America or at 416-304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

DATED at Westminster, Colorado this 12th of October, 2018.

BY ORDER OF THE BOARD OF DIRECTORS (Signed) Michelle Kley Michelle Kley Senior Vice President, General Counsel and Corporate Secretary

Table of Contents

TABLE OF CONTENTS	I

INFORMATION CONTAINED IN MANAGEMENT INFORMATION CIRCULAR	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	1
NOTICE TO U.S. HOLDERS	3
NOTICE TO HOLDERS RESIDENT OUTSIDE OF CANADA	4
CURRENCY AND EXCHANGE RATES	4
DEFINED TERMS	5

QUESTIONS AND ANSWERS ABOUT THE U.S. DOMESTICATION AND THE MEETING	6

SUMMARY	12
THE MEETING	12
THE ARRANGEMENT	12
INFORMATION CONCERNING MAXAR U.S.	12
INFORMATION CONCERNING MAXAR CANADA	13
RECOMMENDATION OF THE MAXAR CANADA BOARD	13
REASONS FOR THE U.S. DOMESTICATION	13
RISK FACTORS	14
PARTICULARS OF THE ARRANGEMENT	14
REQUIRED SECURITYHOLDER APPROVAL	15
CERTAIN LEGAL AND REGULATORY MATTERS	15
DISSENTING SHAREHOLDER RIGHTS	16
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	16
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	16

VOTING INFORMATION	17
VOTING SHARES AND PRINCIPAL HOLDERS	17
RECORD DATE AND ENTITLEMENT TO VOTE	17
QUORUM	17
PROXY VOTING	17
TRANSFER AGENT	17
REGISTERED SHAREHOLDER AND LTIP UNITHOLDER VOTING	18
BENEFICIAL SHAREHOLDER VOTING	19

THE U.S. DOMESTICATION	21
BACKGROUND TO THE U.S. DOMESTICATION	21
RECOMMENDATION OF THE MAXAR CANADA BOARD	22
REASONS FOR THE U.S. DOMESTICATION	22
PARTICULARS OF THE ARRANGEMENT	24
LETTER OF TRANSMITTAL	25
PROCEDURE FOR THE EXCHANGE OF SHARES	26
RETURN OF MAXAR CANADA SHARES	26
LOST CERTIFICATES	26
CANCELLATION OF RIGHTS	26
WITHHOLDING RIGHTS	26
DEPOSITARY	27
EXPENSES OF THE U.S. DOMESTICATION	27
REQUIRED SECURITYHOLDER APPROVAL	27
CERTAIN LEGAL AND REGULATORY MATTERS	27
TREATMENT OF OUTSTANDING EQUITY AWARDS	29
DISSENTING SHAREHOLDER RIGHTS	29

SUMMARY OF THE ARRANGEMENT AGREEMENT	33
CONDITIONS PRECEDENT TO THE ARRANGEMENT	33
IMPLEMENTATION, INTERIM ORDER AND TERMS OF THE ARRANGEMENT	33
TERMINATION	34

( i )

INFORMATION CONCERNING MAXAR U.S.	35
GENERAL AND CORPORATE STRUCTURE	35
BUSINESS	35
DESCRIPTION OF MAXAR U.S. CAPITAL STOCK	35
SELECTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	39
DIRECTORS OF MAXAR U.S.	40
CORPORATE GOVERNANCE	41
DIRECTOR AND EXECUTIVE COMPENSATION	43
BENEFICIAL OWNERSHIP OF SECURITIES OF MAXAR U.S.	43
CONFLICTS OF INTEREST	44
AUDITOR, REGISTRAR AND TRANSFER AGENT	44
MATERIAL CONTRACTS	44

INFORMATION CONCERNING MAXAR CANADA	45
GENERAL	45
DOCUMENTS INCORPORATED BY REFERENCE	45
AUDITOR, REGISTRAR AND TRANSFER AGENT	46
DIVIDENDS	46
PRIOR SALES	46
MARKET PRICE AND TRADING VOLUME OF MAXAR CANADA SHARES	47
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	47
LEGAL MATTERS	48
INTERESTS OF EXPERTS	48

COMPARISON OF SHAREHOLDER RIGHTS	49

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	49
HOLDERS RESIDENT IN CANADA	50
HOLDERS NOT RESIDENT IN CANADA	52
ELIGIBILITY FOR INVESTMENT	53

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	54
U.S. HOLDERS	55
NON-U.S. HOLDERS	58

RISK FACTORS	62
RISKS RELATING TO MAXAR CANADA	62
RISKS RELATING TO MAXAR U.S.	62
RISKS RELATING TO THE U.S. DOMESTICATION	64

ADDITIONAL INFORMATION	67

APPROVAL	68

GLOSSARY	69

APPENDIX A – ARRANGEMENT RESOLUTION	A-1

APPENDIX B – PLAN OF ARRANGEMENT	B-1

APPENDIX C – DIVISION 2 OF PART 8 OF THE BCBCA	C-1

APPENDIX D – INTERIM ORDER	D-1

APPENDIX E – NOTICE OF HEARING OF PETITION	E-1

APPENDIX F – UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

APPENDIX G – COMPARISON OF SHAREHOLDER RIGHTS	G-1

APPENDIX H – FORM OF THE MAXAR U.S. CERTIFICATE	H-1

APPENDIX I – FORM OF THE MAXAR U.S. BYLAWS	I-1

( ii )

Information Contained in Management Information Circular

Management is soliciting proxies of all shareholders of Maxar Canada (the “Maxar Canada Shareholders”) and the holders (“LTIP Unitholders” and, together with the Maxar Canada Shareholders, the “Maxar Canada Securityholders”) of Maxar Canada share appreciation units (“LTIP Units”) primarily by mail and electronic means, supplemented by telephone or other contact by employees of the Company (who will receive no additional compensation) and all such costs will be borne by the Company. We have retained the services of Laurel Hill Advisory Group (the “Proxy Solicitation Agent”) to provide governance services and to solicit proxies in Canada and the United States at a cost of C$75,000 plus reasonable out-of-pocket expenses.

This Circular and related proxy materials are being sent to all Maxar Canada Securityholders. The Company does not send proxy-related materials directly to beneficial (non-registered) Maxar Canada Shareholders and is not relying on the notice-and-access provisions of applicable securities laws for delivery of proxy-related materials to Maxar Canada Shareholders. The Company will deliver proxy-related materials to nominees, custodians and fiduciaries, and they will be asked to promptly forward them to the beneficial (non-registered) Maxar Canada Shareholders. If you are a beneficial (non-registered) Maxar Canada Shareholder, your nominee should send you a voting instruction form or form of proxy with this Circular. The Company has elected to pay for the delivery of our proxy-related materials to objecting beneficial (non-registered) Maxar Canada Shareholders.

Maxar Canada has not authorized any person to give any information or to make any representation in connection with the U.S. Domestication or any other matters to be considered at the Meeting other than those contained in this Circular. If any such information or representation is given or made, such information or representation should not be relied upon as having been authorized or as being accurate. For greater certainty, to the extent that any information provided on Maxar Canada’s website or by the Proxy Solicitation Agent is inconsistent with this Circular, the information provided in this Circular should be relied upon.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Maxar Canada Securityholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial and other professional advisors.

All summaries of, and references to, the Arrangement Agreement and the Plan of Arrangement in this Circular are qualified in their entirety by, in the case of the Arrangement Agreement, the complete text of the Arrangement Agreement, a copy of which is available under Maxar Canada’s profile on SEDAR at www.sedar.com, and in the case of the Plan of Arrangement, the complete text of the Plan of Arrangement, a copy of which is attached as Appendix B to this Circular. Maxar Canada Securityholders are urged to read carefully the full text of the Arrangement Agreement and the Plan of Arrangement.

If you have any questions about the information contained in this Circular or require assistance in voting your common shares (the “Maxar Canada Shares”) of the Company or LTIP Units, please contact Laurel Hill Advisory Group by: (i) telephone, toll-free in North America at 1-877-452-7184 or at 416-304-0211 outside of North America; or (ii) email at assistance@laurelhill.com.

Except as otherwise stated, the information contained in this Circular is given as of October 12, 2018.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Circular and the other documents incorporated by reference into this Circular contain or may contain certain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar meaning are often intended to

MAXAR | 2018 | Management Proxy Circular | Page 1

identify forward-looking statements, although not all forward-looking statements contain these identifying words.  Forward-looking statements are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements related to:

•     future financial performance and the future prospects of Maxar Canada’s business and operations;

•     information concerning the U.S. Access Plan and the U.S. Domestication;

•     the likelihood of the U.S. Domestication being completed;

•     the principal steps of the Arrangement;

•     the timing of the Meeting and the Final Order;

•     Maxar Canada Securityholder approval and Court and regulatory approval of the Arrangement;

•     the anticipated last day of trading of Maxar Canada Shares on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”);

•     the anticipated Effective Date;

•     the timing of the implementation of the Plan of Arrangement and the potential benefits, risks and costs of the U.S. Domestication;

•     statements relating to the planned corporate, capital, governance, executive compensation and oversight structures of Maxar U.S. and Maxar Canada before and following the U.S. Domestication; and

•     statements relating to the business and future activities of Maxar U.S. and Maxar Canada after the date of this Circular.

Forward-looking statements in this Circular are based on certain key expectations and assumptions made by the Company. Although the management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The material assumptions upon which such forward-looking statements are based include, among others, assumptions with respect to:

•     the ability to receive, in a timely manner and on satisfactory terms, Maxar Canada Securityholder approval, any regulatory approvals, if any, and stock exchange and Court approvals for the Arrangement;

•     successful listing of the Maxar U.S. Shares on the TSX and the NYSE;

•     the ability of Maxar Canada to secure, maintain and comply with all required licenses, permits and certifications to carry out business in the jurisdictions in which it currently operates or intends to operate;

•     general business, economic and market conditions;

•     the competitive environment;

•     anticipated and unanticipated tax consequences; and

•     anticipated and unanticipated costs.

Additionally, forward-looking statements are subject to various risks and uncertainties which could cause actual results and expectations to differ materially from the anticipated results or expectations expressed in this Circular.  Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors”, which are incorporated herein by reference.  Some of the key risks and uncertainties include:

MAXAR | 2018 | Management Proxy Circular | Page 2

•     failure to obtain required Maxar Canada Securityholder, regulatory, stock exchange and other third party approvals in a timely manner or on conditions acceptable to the Company or the failure of the U.S. Domestication to be completed for any other reason (or to be completed in a timely manner);

•     failure to achieve the perceived benefits of the U.S. Domestication;

•     incurrence of costs associated with the U.S. Domestication beyond those estimated;

•     unanticipated adverse tax consequences to Maxar Canada and Maxar U.S. in connection with the U.S. Domestication; and

•     the impact of the announcement and pendency of the U.S. Domestication on Maxar Canada’s business, results of operations, and financial conditions.

The foregoing lists are not intended to be exhaustive and there may be other key risks that are not listed above that are not presently known to the Company or that the Company currently deems immaterial.  Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements contained in this Circular. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this Circular because the Company can give no assurance that they will prove to be correct.

The forward-looking statements contained in this Circular are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this Circular or other specified date and speak only as of such date.  The Company disclaims any intention or obligation to update or revise any forward-looking statements in this Circular as a result of new information or future events, except as may be required under applicable securities law.

NOTICE TO U.S. HOLDERS

THE MAXAR U.S. SHARES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES, NOR HAVE THE SEC OR ANY SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Maxar U.S. Shares to be issued in connection with the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. Such securities will be issued in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to the persons affected. See “The U.S. Domestication – Certain Legal and Regulatory Matters – Court Approval.” The Maxar U.S. Shares to be issued under the Arrangement will not be subject to resale restrictions under the U.S. Securities Act, except for restrictions imposed by the U.S. Securities Act on the resale of the Maxar U.S. Shares received pursuant to the Arrangement by persons who are, or within three months before the resale were, “affiliates” of Maxar Canada. See “The U.S. Domestication – Certain Legal and Regulatory Matters – Certain U.S. Securities Law Matters.”

Maxar Canada Shareholders who are U.S. Holders (as defined under “Certain U.S. Federal Income Tax Considerations” below) should be aware that the Arrangement described herein may have both U.S. and Canadian tax consequences to them which may not be fully described in this Circular. For a general discussion of the Canadian and U.S. federal income tax consequences to investors who are U.S. Holders, see “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations.” U.S. Holders are urged to consult their own tax advisors with respect to such U.S. and Canadian income tax consequences and the applicability of any federal, state, local, foreign, and other tax laws.

Maxar Canada is a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Exchange Act, and this solicitation of proxies is not subject to the proxy requirements of section 14(a) of the U.S. Exchange Act. Accordingly, the solicitation of proxies contemplated herein is made in accordance with Canadian corporate and securities laws, and this Circular has been prepared in accordance with the disclosure requirements of Canadian

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Securities Laws. Maxar Canada Shareholders located or resident in the United States should be aware that such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws. The financial statements of Maxar Canada incorporated by reference herein have been prepared in accordance with IFRS and have been subject to Canadian generally accepted auditing standards. Accordingly, the financial statements of Maxar Canada may not be comparable to financial statements prepared in accordance with U.S. GAAP. The principal differences between IFRS and U.S. GAAP as they apply to Maxar Canada are summarized in the notes to the unaudited pro forma condensed consolidated financial statements of Maxar Canada and Maxar U.S., which is set forth in Appendix F to this Circular.

The enforcement by investors of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Maxar Canada is organized under the laws of a jurisdiction outside of the United States, that its officers and directors include residents of countries other than the United States, that some or all of the experts names in this Circular may be residents of countries other than the United States, or that a substantial portion of the assets of Maxar Canada and such persons are located outside the United States. As a result, it may be difficult or impossible for shareholders in the United States to effect service of process within the United States on Maxar Canada or such persons, or to realize against them upon judgments of courts of the United States predicted upon civil liabilities under the securities laws of the United States. In addition, the shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws.

NOTICE TO HOLDERS RESIDENT OUTSIDE OF CANADA

The Company is a reporting issuer in each of the provinces in Canada and the Maxar Canada Shares are registered under the U.S. Securities Act in the United States. The Company has prepared this Circular in accordance with Canadian disclosure standards and the Arrangement is to be carried out in accordance with the applicable laws in the Province of British Columbia and the federal Laws of Canada applicable therein.

Maxar Canada Shareholders who are not residents of Canada should be aware that the disposition of Maxar Canada Shares pursuant to the Arrangement, and the acquisition, holding and disposition of Maxar U.S. Shares may have tax consequences in Canada, the U.S. and/or in the jurisdictions in which they are resident which may not be described fully herein. The tax treatment of such Maxar Canada Shareholder pursuant to the Arrangement is dependent on their individual circumstances and the tax jurisdiction applicable to such Maxar Canada Shareholders. It is recommended that Maxar Canada Shareholders consult their own tax advisors in this regard.

CURRENCY AND EXCHANGE RATES

The following table shows, for the periods and dates indicated, certain information regarding the Canadian dollar-to-U.S. dollar exchange rate. The information is based on the Bank of Canada’s closing Canadian dollar-to-U.S. dollar exchange rate. Such exchange rate on October 11, 2018 was C$1.00 = US$1.3038.

	Period End	Average(1)	Low	High
Year ended December 31, (C$ per US$)
2017	1.2545	1.2986	1.2128	1.3743
2016	1.3427	1.3248	1.2544	1.4589
2015	1.3840	1.2787	1.1728	1.3990
2014	1.1601	1.1045	1.0614	1.1643
2013	1.0636	1.0299	0.9839	1.0697
2012	0.9949	0.9996	0.9710	1.0418

_____________

(1)           The average of the daily exchange rates during the relevant period.

Except as otherwise stated, in this Circular, all dollar amounts are expressed in United States dollars.

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DEFINED TERMS

This Circular contains defined terms. For a glossary of defined terms used herein, see “Glossary.”

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Questions and Answers About the U.S. Domestication and the Meeting

The following questions and answers are intended to briefly address some commonly asked questions regarding the U.S. Domestication and matters to be addressed at the Meeting. These questions and answers may not address all questions that may be important to you. To better understand these matters, and for a description of the legal terms governing the U.S. Domestication, you should carefully read this entire Circular, including the attached appendices, as well as the documents that have been incorporated by reference into this Circular. For more information, see the section entitled “Information Contained in Management Information Circular”.

Q:                                  Why am I receiving this Notice of Special Meeting and Circular?

You are receiving this Notice of Special Meeting and Circular in connection with the Meeting to be held on November 16, 2018 and the solicitation by or on behalf of the Maxar Canada Board and management of Maxar Canada of proxies of Maxar Canada Securityholders to vote for the Arrangement Resolution.

Q:                                  When and where will the Meeting be held?

The Meeting will be held at 11:00 a.m. (Mountain Time) on November 16, 2018 at 1300 W. 120th Avenue, Westminster, Colorado 80234.

Q:                                  What is the U.S. Domestication?

On October 9, 2018, Maxar Canada announced a proposed plan of Arrangement, which provides for, among other things, the exchange of each existing Maxar Canada Share for one Maxar U.S. Share. The result of the Arrangement will be that the ultimate parent company of Maxar Canada will become Maxar U.S., a Delaware corporation (the “U.S. Domestication”).

The U.S. Domestication will mark a major milestone in the Company’s long-term U.S. Access Plan, enhance the Company’s ability to provide and support classified applications for U.S. Government agencies and fulfill a commitment made in acquiring DigitalGlobe, which was approved by Maxar Canada Shareholders at that time.

Q:                                  Why am I being asked to approve the Arrangement Resolution?

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution, in person or by proxy, by: (i) Maxar Canada Shareholders; and (ii) Maxar Canada Shareholders and LTIP Unitholders voting together as a single class. See “The U.S. Domestication – Required Securityholder Approval”.

Q:                                  Does the Maxar Canada Board recommend that I vote FOR the Arrangement Resolution?

Yes. The Maxar Canada Board unanimously recommends that Maxar Canada Securityholders vote FOR the Arrangement Resolution.

Q:                                  How will the directors and executive officers vote?

It is expected that each of the directors and executive officers will vote FOR the Arrangement Resolution.

As of the Record Date for the Meeting, the directors and executive officers had the right to vote approximately 181,370 Maxar Canada Shares, representing approximately 0.3% of the Maxar Canada Shares then outstanding and entitled to vote at the Meeting, and 880,208 LTIP Units.

Q:                                  What are Maxar Canada’s reasons for the U.S. Domestication?

At its meeting held on October 8, 2018, after due consideration and consultation with Maxar Canada’s management, together with the Company’s legal, tax and other professional advisors, the Maxar Canada Board unanimously approved the Arrangement Agreement and the transactions contemplated thereby.

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In making its unanimous recommendation that Maxar Canada Securityholders vote FOR the Arrangement Resolution, the Maxar Canada Board considered a number of factors as described in this Circular under “The U.S. Domestication – Reasons for the U.S. Domestication,” including:

•      U.S. Access Plan – As detailed under the heading “The U.S. Domestication – Background to the U.S. Domestication”, Maxar Canada has long been pursuing its U.S. Access Plan, aimed at driving incremental growth and shareholder value creation, through the active pursuit of U.S. government space programs that will benefit from the Company’s technologies. Maxar Canada’s ability to win new U.S. government contracts to provide space systems, imagery and services under classified space and defense programs at the U.S. Department of Defense, NASA and various U.S. intelligence agencies will be enhanced by the U.S. Domestication.  The U.S. Domestication will mark a major milestone in Maxar Canada’s long-term U.S. Access Plan as Maxar U.S., which will become the ultimate parent company of Maxar Canada and its subsidiaries, will be organized under the laws of the State of Delaware in the United States of America.

•      Commitment to Stakeholders – In connection with the agreement to acquire DigitalGlobe, the U.S.-based global leader in Earth imagery (the “DigitalGlobe Transaction”), as previously disclosed, the Company committed to the further reorganization of all or part of the combined Company’s corporate and operating structure to ensure that the ultimate parent of DigitalGlobe is incorporated in the U.S. by the end of 2019, subject to customary approvals.  During the regulatory approval process for the DigitalGlobe Transaction, the Company highlighted this commitment to a number of U.S. Government agencies.  Failure to complete the U.S. Domestication by the end of 2019 would be contrary to this commitment and would have a material adverse effect on the Company’s U.S. Government business and prospects moving forward, including future EnhancedView imagery contracts and the U.S. Access Plan.

•      Continued Commitment to Canada – MDA, a Maxar Canada business unit with internationally recognized leadership in space robotics, space sensors, satellite payloads, antennas and subsystems, surveillance and intelligence systems, defence and maritime systems and geospatial radar imagery will continue to be headquartered in Canada with offices in Brampton (Ontario), Montreal (Quebec), Richmond (British Columbia), Vancouver (British Columbia), Ottawa (Ontario) and Halifax (Nova Scotia).  Maxar Canada intends to continue its productive relationships with its stakeholders in Canada, including with the Canadian government, and Maxar U.S. has received conditional approval to have its shares listed on the TSX. The Company does not believe the U.S. Domestication will detract from the Company’s commitment to these relationships, its businesses, or its employees in Canada.

•      Enhanced Market Position – Maxar Canada’s U.S. Access Plan, its acquisition of DigitalGlobe and its NYSE listing as a U.S. domestic issuer should provide Maxar Canada with a number of capital market advantages including greater exposure to U.S. and international institutional investors and analysts and an anticipated increase in Maxar Canada’s profile and status generally in North America and globally.

•      Approval of Securityholders and Court – The Arrangement is subject to Maxar Canada Securityholder approval and approval by the Court at the Final Order hearing.

•      Dissent Rights – Registered Maxar Canada Shareholders have the ability to exercise Dissent Rights in respect of the Arrangement and to be paid the fair value of their Maxar Canada Shares.

Q:                                  What will I receive for my Maxar Canada Shares under the Arrangement?

Pursuant to the Arrangement Agreement, if the Arrangement is completed, each Maxar Canada Share will be exchanged for one Maxar U.S. Share.

Q:                                  How do I receive Maxar U.S. Shares in exchange for my Maxar Canada Shares?

Enclosed with this Circular is a Letter of Transmittal which is being delivered to all registered Maxar Canada Shareholders as of the Record Date. The Letter of Transmittal, when duly completed, executed and returned, together with the certificate or certificates representing the holder’s Maxar Canada Shares and any other required documents, will enable the holder to receive one Maxar U.S. Share for each Maxar Canada Share.

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YOU MUST SURRENDER YOUR MAXAR CANADA SHARES BY THE DAY THAT IS THREE YEARS LESS ONE DAY FROM THE EFFECTIVE DATE IN ORDER TO RECEIVE THE MAXAR U.S. SHARES TO WHICH YOU ARE ENTITLED UNDER THE PLAN OF THE ARRANGEMENT.

Q:                                  Can I sell my Maxar Canada Shares on the TSX and NYSE for cash?

Generally speaking, registered Maxar Canada Shareholders who have not delivered their Maxar Canada Shares to the Depositary are free to sell their Maxar Canada Shares through the facilities of the TSX or the NYSE for cash at any time up to and including the Effective Date.

Registered Maxar Canada Shareholders who have delivered their Maxar Canada Shares to the Depositary will not be able to sell their Maxar Canada Shares.

Beneficial owners of Maxar Canada Shares will not be allocated such Maxar U.S. Shares until such Maxar U.S. Shares have been allocated by the Depositary to an account designated by such Maxar Canada Shareholder’s intermediary.

Q:                                  Is the obligation of Maxar Canada to complete the Arrangement subject to any approvals other than Maxar Canada Securityholder approval?

Yes. The Arrangement must also be approved by the Court. The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair and reasonable. Maxar Canada will apply to the Court for this order if the Maxar Canada Securityholders approve the Arrangement at the Meeting.

See “The U.S. Domestication – Certain Legal and Regulatory Matters.”

Q:                                  Are there risks associated with the U.S. Domestication?

Yes. Before making a decision on whether and how to vote, you are urged to carefully read the section entitled “Risk Factors”.

Q:                                  Is the U.S. Domestication a taxable transaction to Maxar Canada Shareholders?

The Company expects that the U.S. Domestication will be a taxable transaction for Canadian tax purposes as further described under “Certain Canadian Federal Income Tax Considerations”.

The Company expects that the U.S. Domestication will result in most U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations – U.S. Holders – Definition of U.S. Holder” below) that own Maxar Canada Shares with a fair market value of $50,000 or more recognizing a gain (if any), but not a loss, for U.S. federal income tax purposes with respect to the Maxar Canada Shares exchanged for Maxar U.S. Shares pursuant to the Arrangement, with the tax basis in the Maxar Canada Shares generally carrying over to the Maxar U.S. Shares received in the exchange (increased by any gain recognized in such exchange).  Non-U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations – Non-U.S. Holders – Definition of Non-U.S. Holder” below) generally should not recognize a gain or loss for U.S. federal income tax purposes as a result of the Arrangement. You are urged to carefully read the section entitled “Certain U.S. Federal Income Tax Considerations” for more information.

Q:                                  When will the Arrangement become effective?

Subject to obtaining the Court approvals described above, as well as the satisfaction of all other conditions precedent, if Maxar Canada Securityholders approve the Arrangement Resolution, it is anticipated that the Arrangement will be completed on or about January 1, 2019. It is also anticipated that the Maxar U.S. Shares will be admitted to trading on the TSX and NYSE as soon as possible following the Effective Date.

Q:                                  What happens if the Arrangement is not completed?

If the Arrangement is not completed for any reason, Maxar Canada Shareholders will not receive Maxar U.S. Shares and Maxar Canada will continue as a public company incorporated under the laws of the Province of British Columbia, with the Maxar Canada Shares continuing to be listed for trading on both the TSX and the NYSE.

MAXAR | 2018 | Management Proxy Circular | Page 8

As further described in the section entitled “Risk Factors”, the failure to complete the U.S. Domestication by the end of 2019 would be contrary to the Company’s commitment to the further reorganization of all or part of the Company’s corporate and operating structure to ensure that the ultimate parent of DigitalGlobe is incorporated in the U.S. by the end of 2019 and would have a material adverse effect to the Company’s U.S. Government business and prospects moving forward, including future EnhancedView imagery contracts and the U.S. Access Plan.

Q:                                  Who is entitled to vote at the Meeting?

Only Maxar Canada Securityholders of record at the close of business on October 12, 2018 (the “Record Date”), are entitled to notice of the Meeting and to vote thereat or at any adjournment or postponement thereof. As of the close of business on the Record Date, 59,156,302 Maxar Canada Shares and 4,785,859 LTIP Units were issued and outstanding. Each issued and outstanding Maxar Canada Share and LTIP Unit on the Record Date is entitled to one vote on each of the resolutions to be considered and voted on at the Meeting.

Q:                                  What is the quorum for the Meeting?

At least two persons who are, or represented by proxy, Maxar Canada Shareholders holding, in the aggregate, at least 25% of the issued Maxar Canada Shares entitled to be voted at the Meeting. If you submit a properly executed form of proxy or vote by telephone or the Internet, you will be considered part of the quorum.

Q:                                  What vote is required to approve the Arrangement Resolution?

Approval of the Arrangement Resolution requires the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution, in person or by proxy, by: (i) Maxar Canada Shareholders; and (ii) Maxar Canada Shareholders and LTIP Unitholders voting together as a single class. See “The U.S. Domestication – Required Securityholder Approval”.

The Maxar Canada Board unanimously recommends that Maxar Canada Securityholders vote FOR the Arrangement Resolution.

Your vote is very important, regardless of the number of Maxar Canada Shares or LTIP Units that you own. Whether or not you expect to attend in person, you should authorize a proxyholder to vote your Maxar Canada Shares and LTIP Units as promptly as possible so that your Maxar Canada Shares and LTIP Units may be represented and voted at the Meeting.

Q:                                  How do I vote my Maxar Canada Shares and LTIP Units?

Maxar Canada Shareholders whose Maxar Canada Shares are registered in their names and LTIP Unitholders may vote their Maxar Canada Shares and LTIP Units in the following ways:

•      Telephone: using a touch-tone telephone by calling 1-866-732-VOTE (8683) (toll-free in North America) or 1-312-588-4290 (collect outside of North America).

•      Internet: by the internet at www.investorvote.com.

•      Mail or Fax: by completing the enclosed form of proxy and signing, dating and returning the form of proxy using the enclosed return envelope or otherwise sending it to:

Computershare Investor Services Inc.

8th Floor, 100 University Avenue,

Toronto, Ontario, M5J 2Y1

Attention: Proxy Department

Fax: 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (collect outside of North America).

•      In Person: attending the Meeting and voting in person.

If your Maxar Canada Shares are not registered in your name, but are held in the name of a nominee (usually a broker, bank, trust company or other intermediary), you should have received a package of materials from your nominee and you should follow the instructions therein. In addition, beneficial Maxar Canada Shareholders may be contacted by the Proxy Solicitation Agent, Laurel Hill Advisory Group, to conveniently vote directly over the telephone using Broadridge’s QuickVote tool. Beneficial Maxar Canada Shareholders who wish to attend the

MAXAR | 2018 | Management Proxy Circular | Page 9

Meeting and indirectly vote their Maxar Canada Shares may only do so as proxyholder for the registered Maxar Canada Shareholder.

Q:                                  What is a proxy?

A proxy is your legal designation of another person, referred to as a “proxyholder,” to vote your Maxar Canada Shares or LTIP Units. The document used to designate a proxyholder to vote your Maxar Canada Shares or LTIP Units is called a “form of proxy.”

Q:                                  Can I appoint someone other than the person(s) designated by management of Maxar Canada to vote my Maxar Canada Shares or LTIP Units?

Yes. A Maxar Canada Securityholder who wishes to appoint some other person (who is not required to be a Maxar Canada Securityholder) as his, her or its proxyholder at the Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy and deleting the names printed thereon or by completing a proper proxy. Such Maxar Canada Securityholder should notify the nominee of his or her appointment and instruct the nominee on how the Maxar Canada Shares or LTIP Units are to be voted.

Q:                                  If I am not going to attend the Meeting, should I return my form of proxy or otherwise vote my Maxar Canada Shares or LTIP Units?

Yes. Completing, signing, dating and returning the form of proxy by mail or fax, submitting a proxy by calling the toll-free number shown on the form of proxy or submitting a proxy by visiting the website shown on the form of proxy ensures that your Maxar Canada Shares or LTIP Units will be represented and voted at the Meeting, even if you otherwise do not attend.

Q:                                  Can I change or revoke my vote?

Yes. If your Maxar Canada Shares are registered in your name or you are an LTIP Unitholder, you can change or revoke a previously delivered vote by:

•      voting again on the internet or by telephone, or completing a new form of proxy that is dated later than the form of proxy previously submitted and depositing it with Computershare Investor Services Inc. in accordance with the instructions set out above no later than 11:00 a.m. (Mountain Time) on November 14, 2018, or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in Canada and the U.S.) before the Meeting is reconvened;

•      depositing a written statement with Computershare Investor Services Inc. (executed by you or a person authorized to sign on your behalf) no later than 11:00 a.m. (Mountain Time) on November 15, 2018, or, if the Meeting is adjourned or postponed, no later than 24 hours (excluding weekends and statutory holidays in Canada and the U.S.) before the Meeting is reconvened;

•      depositing a written statement with the scrutineers of the Meeting, addressed to the chair of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or if the meeting is adjourned postponed, prior to the commencement of the reconvened or postponed meeting on the day of such reconvened or postponed meeting; or

•      in any other manner permitted by law.

If your Maxar Canada Shares are owned by a corporation, your notice must be executed under corporate seal or by a duly authorized officer or attorney of the corporation.

If you hold your Maxar Canada Shares through an intermediary, contact your nominee for instructions on how to change or revoke your vote.

Q:                                  What do I need to do now in order to vote on the Arrangement Resolution?

You should carefully read and consider the information contained in this Circular. If your Maxar Canada Shares are registered in your name or you are a LTIP Unitholder, you should complete, sign and date the enclosed form of proxy and return it by (a) mail in (i) the enclosed return envelope, or (ii) an envelope addressed to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department or (b) fax at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (collect outside of North America), so that

MAXAR | 2018 | Management Proxy Circular | Page 10

your Maxar Canada Shares and LTIP Units may be voted at the Meeting. To vote by internet, please access www.investorvote.com and follow the online voting instructions. To vote using the telephone voting services, call 1-866-732-8683 (toll-free in North America) or 1-312-588-4290 (collect outside of North America).

If you are unable to attend the Meeting in person please complete and deliver either (a) the enclosed form of proxy prior to 11:00 a.m. (Mountain Time) on November 14, 2018, or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in Canada and the U.S.) before the Meeting is reconvened, in the case of registered Maxar Canada Shareholders and LTIP Unitholders; or (b) the enclosed voting instruction form in accordance with the instructions provided by your nominee, in the case of beneficial Maxar Canada Shareholders, to ensure your representation at the Meeting.

If your Maxar Canada Shares are not registered in your name, but are held in the name of a nominee, you should follow the instructions provided by your nominee to ensure your vote is counted at the Meeting.

Q:                                  Are Maxar Canada Shareholders entitled to Dissent Rights?

Yes. Under the Interim Order, registered holders of Maxar Canada Shares are entitled to Dissent Rights only if they follow the procedures specified in the BCBCA, as modified by the Interim Order and the Plan of Arrangement. Persons who are beneficial owners of Maxar Canada Shares registered in the name of an intermediary who wish to dissent should be aware that only registered Maxar Canada Shareholders are entitled to Dissent Rights. Accordingly, a beneficial owner of Maxar Canada Shares desiring to exercise this right must make arrangements for the Maxar Canada Shares beneficially owned by such Maxar Canada Shareholder to be registered in the Maxar Canada Shareholders’ name prior to the time the written objection to the Arrangement Resolution is required to be received by Maxar Canada or, alternatively, make arrangements for the registered holder of such Maxar Canada Shares to dissent on the Maxar Canada Shareholders’ behalf.

If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor. See “The U.S. Domestication – Dissenting Shareholder Rights.”

Q:                                  Who can answer my questions?

If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy or voting instruction form, please contact the Proxy Solicitation Agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll-free in North America or at 416-304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

Q:                                  Where can I find more information about Maxar Canada and the transactions contemplated by the Plan of Arrangement?

You can find out more information about Maxar Canada and the transactions contemplated by the Plan of Arrangement by reading this Circular and from various sources described in the sections entitled “Information Concerning Maxar Canada – Documents Incorporated by Reference” and “Additional Information.”

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Summary

The following is a summary of certain information contained elsewhere in this Circular. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the appendices hereto and the documents incorporated by reference herein. It is recommended that Maxar Canada Securityholders read this Circular and consult with their own legal, tax, financial and other professional advisors with respect to the matters to be acted on at the Meeting. Capitalized terms used but not otherwise defined in this summary have the meanings set forth under the heading “Glossary”.

THE MEETING

Date, Time and Place

The Meeting will be held at 11:00 a.m. (Mountain Time) on November 16, 2018 at 1300 W. 120th Avenue, Westminster, Colorado 80234.

Meeting Record Date and Maxar Canada Securityholders Entitled to Vote

All Maxar Canada Securityholders of record at the close of business on October 12, 2018, which is the Record Date for the Meeting, are entitled to notice of the Meeting and to vote thereat or at any adjournment or postponement thereof. As of the close of business on the Record Date, 59,156,302 Maxar Canada Shares and 4,785,859 LTIP Units were issued and outstanding. Each issued and outstanding Maxar Canada Share and LTIP Unit on the Record Date is entitled to one vote on each of the resolutions to be considered and voted on at the Meeting.

Quorum

At least two persons who are, or represented by proxy, Maxar Canada Shareholders holding, in the aggregate, at least 25% of the issued Maxar Canada Shares entitled to be voted at the Meeting. If you submit a properly executed form of proxy or vote by telephone or the Internet, you will be considered part of the quorum.

Purpose of the Meeting

The purpose of the Meeting is (i) for Maxar Canada Securityholders to consider and, if thought advisable, approve, with or without variation, the Arrangement Resolution with respect to the Arrangement pursuant to the BCBCA involving, among other things, the exchange of each existing Maxar Canada Share for one Maxar U.S. Share; and (ii) to transact such other business that may properly come before the Meeting or any adjournment or postponement thereof.

THE ARRANGEMENT

The Arrangement is being implemented pursuant to a plan of arrangement under the BCBCA. Pursuant to the terms of the Plan of Arrangement, the Arrangement will be completed on or about January 1, 2019.

The result of the Arrangement will be that the ultimate parent company of Maxar Canada will become Maxar U.S., a Delaware corporation. U.S. Domestication will mark a major milestone in the Company’s long-term U.S. Access Plan, enhance the Company’s ability to provide and support classified applications for U.S. Government agencies and fulfill a commitment made in acquiring DigitalGlobe, which was approved by Maxar Canada Shareholders at that time.

INFORMATION CONCERNING MAXAR U.S.

Maxar U.S. will be incorporated for the purpose of participating in the Arrangement and will not carry on any active business, prior to the U.S. Domestication, other than in connection with the Arrangement and related matters.  Following completion of the Arrangement and the U.S. Domestication, Maxar U.S. and its subsidiaries will carry on

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the business currently conducted by Maxar Canada and its subsidiaries.

See “Information Concerning Maxar U.S.”

INFORMATION CONCERNING MAXAR CANADA

Maxar Canada (formerly known as MacDonald, Dettwiler and Associates Ltd.) was incorporated on February 3, 1969 by letters patent under the Canada Corporations Act. The Company was subsequently continued under the Canada Business Corporations Act on May 3, 1976. On December 22, 1999, MacDonald, Dettwiler and Associates Ltd. amalgamated with MacDonald, Dettwiler Holdings Inc., and continued as MacDonald Dettwiler and Associates Ltd. On May 16, 2016, the Company was continued under the Business Corporations Act (British Columbia) and new Articles were adopted.  On October 5, 2017, the Articles of the Company were amended to change its name to Maxar Technologies Ltd.

Maxar Canada is a public company trading on the TSX and the NYSE under the ticker symbol “MAXR”. The registered office of the Company is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, and the principal place of business is located at 1300 W. 120th Avenue, Westminster, CO 80234.

Additional information about Maxar Canada can be found under its profile on SEDAR at www.sedar.com, its profile at EDGAR at www.sec.gov or its website at www.maxar.com. The information contained in, or that can be accessed through, Maxar Canada’s website is not intended to be incorporated into this Circular.

Maxar Canada is a leading global provider of advanced space technology solutions for commercial and government markets, including satellites, Earth imagery, geospatial data and analytics. Following the acquisition of DigitalGlobe in October 2017, Maxar Canada has three reportable operating segments: Space Systems, Imagery and Services. Through these segments, Maxar Canada provides a wide range of products and services, including communication satellites and satellite subsystems, space-based, ground-based and airborne surveillance and intelligence solutions, as well as high-resolution Earth-imagery products and services. Our comprehensive capabilities in business and program management, systems engineering, systems integration, testing and support services address complex customer requirements through the full solutions life cycle. Maxar Canada’s established global customer base is served by approximately 6,400 employees operating from 31 locations in the United States, Canada, and internationally.

See “Information Concerning Maxar Canada”.

RECOMMENDATION OF THE MAXAR CANADA BOARD

At its meeting held on October 8, 2018, after careful consideration of, among other things, the advice of the Company’s legal, tax and other professional advisors and such other matters as it considered relevant, the Maxar Canada Board unanimously determined that the U.S. Domestication is in the best interests of Maxar Canada and is fair and reasonable. Accordingly, the Maxar Canada Board unanimously recommends that Maxar Canada Securityholders vote FOR the Arrangement Resolution.

See “The U.S. Domestication – Recommendation of the Maxar Canada Board”.

REASONS FOR THE U.S. DOMESTICATION

In making its recommendations, the Maxar Canada Board considered a number of factors, including those listed below:

•      U.S. Access Plan – As detailed under the heading “The U.S. Domestication – Background to the U.S. Domestication”, Maxar Canada has long been pursuing its U.S. Access Plan, aimed at driving incremental growth and shareholder value creation, through the active pursuit of U.S. government space programs that will benefit from the Company’s technologies. Maxar Canada’s ability to win new U.S. government contracts to provide space systems, imagery and services under classified space and defense programs at the U.S. Department of Defense, NASA and various U.S. intelligence agencies will be enhanced by the U.S. Domestication.  The U.S. Domestication will mark a major milestone in Maxar Canada’s long-term U.S.

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Access Plan as Maxar U.S., which will become the ultimate parent company of Maxar Canada and its subsidiaries, will be organized under the laws of the State of Delaware in the United States of America.

•      Commitment to Stakeholders – In connection with the DigitalGlobe Transaction, as previously disclosed, the Company committed to the further reorganization of all or part of the combined Company’s corporate and operating structure to ensure that the ultimate parent of DigitalGlobe is incorporated in the U.S. by the end of 2019, subject to customary approvals.  During the regulatory approval process for the DigitalGlobe Transaction, the Company highlighted this commitment to a number of U.S. Government agencies.  Failure to complete the U.S. Domestication by the end of 2019 would be contrary to this commitment and would have a material adverse effect on the Company’s U.S. Government business and prospects moving forward, including future EnhancedView imagery contracts and the U.S. Access Plan.

•      Continued Commitment to Canada – MDA, a Maxar Canada business unit with internationally recognized leadership in space robotics, space sensors, satellite payloads, antennas and subsystems, surveillance and intelligence systems, defence and maritime systems and geospatial radar imagery will continue to be headquartered in Canada with offices in Brampton (Ontario), Montreal (Quebec), Richmond (British Columbia), Vancouver (British Columbia), Ottawa (Ontario) and Halifax (Nova Scotia).  Maxar Canada intends to continue its productive relationships with its stakeholders in Canada, including with the Canadian government, and Maxar U.S. has received conditional approval to have its shares listed on the TSX. The Company does not believe the U.S. Domestication will detract from the Company’s commitment to these relationships, its businesses, or its employees in Canada.

•      Enhanced Market Position – Maxar Canada’s U.S. Access Plan, its acquisition of DigitalGlobe and its NYSE listing as a U.S. domestic issuer should provide Maxar Canada with a number of capital market advantages including greater exposure to U.S. and international institutional investors and analysts and an anticipated increase in Maxar Canada’s profile and status generally in North America and globally.

•      Approval of Securityholders and Court – The Arrangement is subject to Maxar Canada Securityholder approval and approval by the Court at the Final Order hearing.

•      Dissent Rights – Registered Maxar Canada Shareholders have the ability to exercise Dissent Rights in respect of the Arrangement and to be paid the fair value of their Maxar Canada Shares.

In the course of their deliberations, the Maxar Canada Board, in consultation with the Company’s management, together with the Company’s legal, tax and other professional advisors, also considered a variety of risks (as described in greater detail under the heading “Risk Factors”) and other potentially negative factors relating to the U.S. Domestication.

The foregoing description of the information and factors considered by the Maxar Canada Board is not intended to be exhaustive and may not include all of the factors considered, and, in view of the number and complexity of factors considered by the Maxar Canada Board, the Maxar Canada Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered by them in making their recommendations (and individuals members of the Maxar Canada Board may have given different weights to different factors). The Maxar Canada Board reached their recommendation based on the totality of the information presented to, and considered by, them through their deliberations.

See “The U.S. Domestication – Reasons for the U.S. Domestication”.

RISK FACTORS

The U.S. Domestication and the transactions contemplated by the Arrangement Agreement involve risks, some of which are related to the U.S. Domestication and others of which are related to Maxar Canada’s business and Maxar U.S.’s business. In considering the U.S. Domestication and the transactions contemplated by the Arrangement Agreement, including whether to vote for the Arrangement Resolution, Maxar Canada Securityholders should carefully consider the information about these risks set forth under the section entitled “Risk Factors”, together with the other information included or incorporated by reference in this Circular.

PARTICULARS OF THE ARRANGEMENT

The Arrangement is being implemented pursuant to a plan of arrangement under the BCBCA. Pursuant to the terms

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of the Plan of Arrangement, the Arrangement will be completed on or about January 1, 2019. The Arrangement is subject to the satisfaction or waiver of the conditions to the Arrangement. See “Summary of the Arrangement Agreement.”

The purpose of the Plan of Arrangement is to facilitate a series of transactions which will occur in a specific sequence and as a consequence of which each existing Maxar Canada Share (other than Maxar Canada Shares held by a Dissenting Holder) will be exchanged for one Maxar U.S. Share and the ultimate parent company of Maxar Canada will become Maxar U.S., a Delaware corporation listed on the TSX and NYSE. See “The U.S. Domestication – Particulars of the Arrangement”.

REQUIRED SECURITYHOLDER APPROVAL

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution, in person or by proxy, by: (i) Maxar Canada Shareholders; and (ii) Maxar Canada Shareholders and LTIP Unitholders voting together as a single class. The Maxar Canada Board recommends that Maxar Canada Securityholders vote FOR the Arrangement Resolution.

CERTAIN LEGAL AND REGULATORY MATTERS

Court Approval

The Arrangement requires approval by the Court. Prior to the mailing of this Circular, Maxar Canada obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and other procedural matters.

Subject to the approval of the Arrangement Resolution by Maxar Canada Securityholders at the Meeting, the hearing of Maxar Canada’s application for the Final Order is scheduled to take place on November 20, 2018 at 9:45 a.m. (Vancouver Time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia.

At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. It is currently expected that the Arrangement will be completed on or about January 1, 2019.

TSX and NYSE Approval

The TSX and the NYSE have each conditionally approved the listing of the Maxar U.S. Shares, and Maxar U.S. expects that, as soon as possible following the Effective Date, the Maxar U.S. Shares will be listed on the TSX and the NYSE under the symbol “MAXR,” the same symbol under which Maxar Canada Shares are currently listed.

If the U.S. Domestication is completed, Maxar Canada will have the Maxar Canada Shares delisted from the TSX and the NYSE. In addition, it is expected that Maxar Canada will apply to cease to be a reporting issuer in all jurisdictions in Canada in which it is a reporting issuer and thus will terminate its reporting obligations in Canada following completion of the U.S. Domestication. Maxar Canada Shares will also be delisted from the NYSE and deregistered with the SEC as of the Effective Date.

Certain Securities Law Matters

The Maxar U.S. Shares will be issued pursuant to an exemption from the prospectus and registration requirements of applicable Canadian Securities Laws and will generally not be subject to any resale restrictions under applicable Canadian Securities Laws. Maxar Canada Shareholders should consult with their own financial and legal advisors with respect to any restrictions on the resale of Maxar U.S. Shares.

Certain U.S. Securities Law Matters

The issuance of the Maxar U.S. Shares to be issued to Maxar Canada Shareholders pursuant to the Arrangement will not be registered, but will be issued in reliance upon the exemption provided by Section 3(a)(10) of the U.S. Securities Act. The Maxar U.S. Shares issued pursuant to the Arrangement will be freely transferable under U.S. Securities Laws, except for Maxar U.S. Shares held by persons who are deemed to be “affiliates” (for purposes of U.S. Securities Laws) of Maxar Canada prior to or after the Arrangement. Maxar Canada Shareholders should consult with their own financial and legal advisors with respect to any restrictions on the resale of Maxar U.S. Shares.

See “The U.S. Domestication – Certain Legal and Regulatory Matters”.

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DISSENTING SHAREHOLDER RIGHTS

Under the Interim Order, registered holders of Maxar Canada Shares are entitled to Dissent Rights only if they follow the procedures specified in the BCBCA, as modified by the Interim Order and the Plan of Arrangement. Persons who are beneficial owners of Maxar Canada Shares registered in the name of a broker, investment deal or other intermediary who wish to dissent should be aware that only registered Maxar Canada Shareholders are entitled to Dissent Rights. Accordingly, a beneficial owner of Maxar Canada Shares desiring to exercise this right must make arrangements for the Maxar Canada Shares beneficially owned by such Maxar Canada Shareholder to be registered in the Maxar Canada Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Maxar Canada or, alternatively, make arrangements for the registered holder of such Maxar Canada Shares to dissent on the Maxar Canada Shareholder’s behalf.

If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor. See “The U.S. Domestication – Dissenting Shareholder Rights” and Appendix C of this Circular.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The disposition of Maxar Canada Shares for Maxar U.S. Shares under the Arrangement will generally be a taxable event to Maxar Canada Shareholders for purposes of the Canadian Tax Act.  A Maxar Canada Shareholder who holds Maxar Canada Shares as capital property and who disposes of such Maxar Canada Shares and acquires Maxar U.S. Shares as consideration will generally realize a capital gain (or capital loss) as a result of the disposition.  Maxar Canada Shareholders who are not resident in Canada for purposes of the Canadian Tax Act will generally not be subject to Canadian income tax on gains arising on the disposition of Maxar Canada Shares.

Maxar Canada Shareholders should carefully read the information in the Circular under the heading “Certain Canadian Federal Income Tax Considerations”, which qualifies the information set forth above.

Maxar Canada Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of disposing of their Maxar Canada Shares pursuant to the Arrangement, and holding and disposing of Maxar U.S. Shares, having regard to their own particular circumstances.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Most U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations – U.S. Holders – Definition of U.S. Holder” below) that own Maxar Canada Shares with a fair market value of $50,000 or more are expected to recognize a gain (if any), but not a loss, for U.S. federal income tax purposes with respect to the Maxar Canada Shares exchanged for Maxar U.S. Shares pursuant to the Arrangement, with the tax basis in the Maxar Canada Shares generally carrying over to the Maxar U.S. Shares received in the exchange (increased by any gain recognized in such exchange).

Non-U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations – Non-U.S. Holders – Definition of Non-U.S. Holder” below) generally should not recognize a gain or loss for U.S. federal income tax purposes as a result of the Arrangement.

Maxar Canada Shareholders should carefully read the information in the Circular under the heading “Certain U.S. Federal Income Tax Considerations”.

Maxar Canada Shareholders should consult their tax advisors for advice with respect to the tax consequences to them of exchanging their Maxar Canada Shares for Maxar U.S. Shares pursuant to the Arrangement, and owning and disposing of Maxar U.S. Shares, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

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Voting Information

VOTING SHARES AND PRINCIPAL HOLDERS

As of the Record Date for the Meeting, 59,156,302 Maxar Canada Shares and 4,785,859 LTIP Units were outstanding. The Maxar Canada Shares trade under the symbol “MAXR” on the TSX and the NYSE.

To the knowledge of the directors and executive officers of Maxar Canada as at October 10, 2018, no person beneficially owns or exercises control or direction over Maxar Canada Shares carrying more than 10% of the votes attached to all of the outstanding Maxar Canada Shares of the Company.

As of the Record Date for the Meeting, the directors and executive officers had the right to vote approximately 181,370 Maxar Canada Shares, representing approximately 0.3% of the Maxar Canada Shares then outstanding and entitled to vote at the Meeting, and 880,208 LTIP Units.

It is expected that each of the directors and executive officers will vote FOR the Arrangement Resolution.

RECORD DATE AND ENTITLEMENT TO VOTE

Each Maxar Canada Securityholder of record at the close of business on October 12, 2018, which is the Record Date of the Meeting, will be entitled to vote at the Meeting the Maxar Canada Shares and LTIP Units registered in his or her name on that date. Each Maxar Canada Share and LTIP Unit carries the right to one vote for the Arrangement Resolution and one vote on each other matter to be voted on at the Meeting.

QUORUM

A quorum for the Meeting shall be two persons who are, or represent by proxy, Maxar Canada Shareholders holding, in the aggregate, at least 25% of the issued Maxar Canada Shares entitled to be voted at the Meeting.

PROXY VOTING

The persons named in the form of proxy must vote or withhold from voting your Maxar Canada Shares or LTIP Units in accordance with your instructions on the form of proxy. Signing the form of proxy gives authority to Robert L. Phillips, Howard L. Lance or Michelle Kley, each of whom is either a director or officer of the Company, to vote your Maxar Canada Shares or LTIP Units at the Meeting in accordance with your voting instructions.

In the absence of such instructions, however, your Maxar Canada Shares or LTIP Units will be voted FOR the Arrangement Resolution

A proxy must be in writing and must be executed by you or by an attorney duly authorized in writing or, if the shareholder is a corporation or other legal entity, by a duly authorized officer or attorney. A proxy may also be completed over the telephone or over the Internet. To be valid your proxy must be received by our transfer agent, Computershare Investors Services Inc. (“Computershare”), at its Toronto office no later than 11:00 a.m. (Mountain Time) on November 14, 2018 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the Meeting resumes.

The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly come before the Meeting. As of the date of this Circular, our management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

TRANSFER AGENT

You can contact Computershare, the Company’s transfer agent as follows: (i) by telephone at 1-800-564-6253 (toll-free in North America) or 1-514-092-7555 (collect outside of North America); (ii) by fax at 1-866-249-7775 (toll-free in North America) or 416-263-9524 (collect outside of North America); (iii) by mail at 100 University Ave, 8th Floor, Toronto, Ontario M5J 2Y2; or (iv) by email at www.computershare.com.

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REGISTERED SHAREHOLDER AND LTIP UNITHOLDER VOTING

You are a registered Maxar Canada Shareholder if your name appears on your share certificate or your Direct Registration (DRS) confirmation.

How to Vote

If you are eligible to vote and you are a registered Maxar Canada Shareholder or LTIP Unitholder, you can vote your Maxar Canada Shares or LTIP Units in person at the Meeting or by proxy, as explained below. Voting by proxy is the easiest way to vote your Maxar Canada Shares or LTIP Units.

Voting by Proxy

Below are the different ways in which you can give your instructions, details of which are found in the proxy form accompanying this Circular.

Internet	Go to www.investorvote.com and follow the instructions. You will need your control number which can be found on your form of proxy.
Mail	Complete and return the form of proxy in the prepaid envelope provided.
Phone	Call 1-866-732-VOTE (8683) Toll Free. You will need your control number which can be found on your form of proxy.
Fax	Complete the form of proxy and return it by fax at 1-888-453-0330

At any time, Computershare may cease to provide telephone and Internet voting, in which case registered Maxar Canada Shareholders and LTIP Unitholders can elect to vote by mail or by fax, as described above.

The persons named in the enclosed form of proxy are either directors or officers of the Company. Please see “Voting Information — Proxy Voting” above. You have the right to appoint some other person of your choice, who need not be a Maxar Canada Shareholder, director or officer, to attend and act on your behalf at the Meeting. If you wish to do so, please strike out the three printed names appearing on the form of proxy and insert the name of your chosen proxyholder in the space provided on the form of proxy. If you decide to vote by telephone or by the Internet, you cannot appoint a person to vote your Maxar Canada Shares or LTIP Units other than our directors or officers whose printed names appear on the form of proxy. It is important to ensure that any other person you appoint as proxy is attending the Meeting and is aware that his or her appointment has been made to vote your Maxar Canada Shares or LTIP Units.

Voting in Person

If you wish to vote in person, you do not need to complete or return your form of proxy. On the day of the Meeting you will have to present yourself to a representative of Computershare at the registration table. Your vote will be taken and counted at the Meeting.

All attendees will be asked to present a valid government-issued photo identification, such as a driver’s license or passport. The name on your photo identification will be verified against the list of Maxar Canada Securityholders of record as of the Record Date prior to your being admitted to the Meeting. If you do not have valid photo identification and we are unable to verify your ownership of Maxar Canada Shares or LTIP Units as of the Record Date, you will not be admitted into the Meeting. In order to expedite admission to the Meeting, you are encouraged to register in advance, by contacting our Corporate Secretary at 1300 W. 120th Avenue, Westminster, Colorado 80234. Please include the following in your request: your name and complete mailing address; the name(s) of any immediate family member(s) who will accompany you; and proof that you own Maxar Canada Shares or LTIP Units.

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Deadline for Voting

Your duly completed form of proxy must be received by our transfer agent, Computershare, or you must vote by Internet or by phone or by fax no later than 11:00 a.m. (Mountain Time) on November 14, 2018 or if the Meeting is adjourned or postponed, by no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the Meeting resumes.

Revoking your Proxy

As a registered Maxar Canada Shareholder or LTIP Unitholder, if you vote by proxy, you may revoke it by timely voting again in any manner (telephone, fax, mail or Internet), or by depositing an instrument in writing (which includes another form of proxy with a later date) executed by you or by your attorney authorized in writing with our Corporate Secretary at 1300 W. 120th Avenue, Westminster, Colorado 80234, at any time up to and including the last Business Day preceding the date of the Meeting (or any adjournment or postponement, if the Meeting is adjourned or postponed), or by depositing it with the Chairman of the Meeting before the Meeting starts or, following any adjournment or postponement, before the Meeting continues. A registered Maxar Canada Shareholder or LTIP Unitholder may also revoke a proxy in any other manner permitted by law. In addition, participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you in respect of business covered by that vote.

BENEFICIAL SHAREHOLDER VOTING

You are a beneficial Maxar Canada Shareholder if your Maxar Canada Shares are held in a nominee’s name such as a bank, trust company, securities broker or other nominee. Typically, the form of proxy or voting instruction form sent or to be sent by your nominee indicates whether you are a beneficial Maxar Canada Shareholder. Generally, without specific instructions, brokers and their agents or nominees are prohibited from voting shares for their client.

How to Vote

If you are eligible to vote and you are a beneficial Maxar Canada Shareholder, you can vote your Maxar Canada Shares in person at the Meeting or by voting instructions, as explained below. Voting by providing voting instructions is the easiest way to vote your Maxar Canada Shares.

Voting Instructions

Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or have already received, a request for voting instructions or a form of proxy for the number of Maxar Canada Shares held by you.

Each nominee has its own procedures, which you should carefully follow to ensure that your Maxar Canada Shares are voted at the Meeting. These procedures generally allow voting in person or by proxy (telephone, fax, mail or Internet). Beneficial Maxar Canada Shareholders should contact their nominee for instructions in this regard.

Whether or not you attend the Meeting, you can appoint someone else to attend and vote as your proxyholder. To do this, please follow the procedures of your nominee carefully. The persons already named in the form of proxy are either directors or officers of the Company. Please see “Voting Information — Proxy Voting” above. It is important to ensure that any other person you appoint as proxy is either attending the Meeting in person or returning a proxy reflecting your instructions and is aware that his or her appointment has been made to vote your Maxar Canada Shares.

Voting in Person

If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or form of proxy to appoint yourself as proxyholder and follow the instructions of your nominee.

Beneficial Maxar Canada Shareholders who instruct their nominee to appoint themselves as proxyholders must, at the Meeting, present themselves as such to a representative of Computershare. Do not otherwise complete the form of proxy sent to you as your vote will be taken and counted at the Meeting.

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All attendees will be asked to present a valid government-issued photo identification, such as a driver’s license or passport, together with proof of ownership. Please follow the instructions of your nominee to obtain proof of ownership as of the Record Date. If you do not have valid photo identification and we are unable to verify your ownership of Maxar Canada Shares as of the Record Date, you will not be admitted into the Meeting. In order to expedite admission to the Meeting, you are encouraged to register in advance, by contacting our Corporate Secretary at 1300 W. 120th Avenue, Westminster, Colorado 80234. Please include the following in your request: your name and complete mailing address; the name(s) of any immediate family member(s) who will accompany you; and proof that you own Maxar Canada Shares.

Deadline for Voting

If voting by voting instructions, your nominee must receive your voting instructions in sufficient time for your nominee to act on them. Every nominee has its own procedures which you should carefully follow to ensure that your Maxar Canada Shares are voted at the Meeting. For your vote to count it must be received by our transfer agent, Computershare, no later than 11:00 a.m. (Mountain Time) on November 14, 2018 or if the Meeting is adjourned or postponed, by no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the Meeting resumes.

Revoking Voting Instructions

To revoke your voting instructions, follow the procedures provided by your nominee.

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The U.S. Domestication

BACKGROUND TO THE U.S. DOMESTICATION

As part of their ongoing evaluation of the Company’s business, the Company’s senior management and the Maxar Canada Board regularly review, consider and assess the Company’s operations, financial performance and industry conditions.  One of the Company’s long-term objectives has been to gain a stronger presence in the U.S. market and, in particular, the U.S. defense, surveillance and classified market.

In 2012, in furtherance of the U.S. Access Plan, the Company acquired Space Systems/Loral, Inc., a California based company and the global market leading provider of commercial communications satellites, providing the Company with critical mass and a credible platform to enter the U.S. market.

In 2014, the Company acquired the Advanced Systems business line from General Dynamics Advanced Information Systems, Inc. to strengthen the Company’s ability to pursue surveillance and intelligence programs in the United States. Due to the foreign ownership of Maxar Canada and the classified and sensitive nature of the acquired business, Maxar Canada was required to appoint a proxy board to manage MDA Information Systems LLC, the Company’s subsidiary that absorbed the Advanced Systems business.

On April 14, 2016, the Company announced that Howard L. Lance had been appointed as President and Chief Executive Officer of the Company effective May 16, 2016.  The appointment provided the Company with a U.S. based-CEO as part of the Company’s broader U.S. Access Plan.  The appointment also built on recent success the Company had experienced in securing strategically important contracts in the U.S. and coincided with the Company’s ongoing efforts to obtain security clearance for its facilities and employees in Palo Alto, California, which would allow the Company to effectively pursue and execute on a broad range of U.S. government contracts, including defense and intelligence work.

On October 3, 2016, the Company announced that it had established a U.S. operating company, SSL MDA Holdings, Inc. (“Maxar Holdings”), for all of its U.S. and certain international businesses, and made a number of important appointments in furtherance of its U.S. Access Plan.  General C. Robert Kehler and Joanne O. Isham were each appointed to the Maxar Canada Board, joining Howard L. Lance, Dennis Chookaszian, Eric Zahler and Lori Garver, each of whom added greater U.S. experience and background, including in the U.S. defense and intelligence sectors.  In addition, the Company announced the appointment of several U.S. based executives at Maxar Holdings.  The appointments were designed to build a strong, U.S. based senior leadership team, with the required breadth and depth of skills and experience, and combination of commercial and government acumen, to enable the pursuit of new U.S. government contracts to provide communications and information technology for classified space programs at the U.S. Department of Defense, NASA and various U.S. Intelligence agencies.

On January 26, 2017, the Company announced that Maxar Canada and Maxar Holdings had entered into a Security Control Agreement with the U.S. Department of Defense, completing an important step in the process to position the Company to more effectively pursue the U.S. Government space and defense markets, including U.S. government programs that require security clearances.  In addition, the Company was continuing to pursue facility security clearance for its operations in Palo Alto, California in furtherance of the U.S. Access Plan.

In February 2017, the Company received facility security clearance for the offices of Maxar Holdings and the proxy board at MDA Information Systems LLC was dissolved.

On February 24, 2017, the Company announced that it had entered into an agreement to acquire DigitalGlobe, the U.S.-based global leader in Earth imagery.  In connection with the DigitalGlobe Transaction, the Company committed to continuing to execute on its U.S. Access Plan, including the further reorganization of all or part of the combined Company’s corporate and operating structure to ensure that the ultimate parent of DigitalGlobe is incorporated in the U.S. by the end of 2019, subject to customary approvals.  The DigitalGlobe Transaction represented a major step forward in the U.S. Access Plan and the Company’s commitment to serve the U.S. Government as a mission-critical partner with an expanded portfolio of end-to-end solutions.  During the regulatory approval process for the DigitalGlobe Transaction, the Company highlighted to a number of U.S. Government agencies the commitment the Company made that the ultimate parent of DigitalGlobe would be incorporated in the

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U.S. by the end of 2019, subject to customary approvals.

On October 5, 2017, the Company completed the DigitalGlobe Transaction and the Maxar Canada Shares began trading on the New York Stock Exchange.  At the same time, the Company was renamed “Maxar Technologies Ltd.” and its U.S.-headquartered operating company was renamed “Maxar Technologies Holdings Inc.” to highlight the broader capabilities of the combined company following the DigitalGlobe Transaction. In addition, the Company added Nick S. Cyprus, Howell M. Estes, III and L. Roger Mason, Jr., three former DigitalGlobe directors, to the Maxar Canada Board and announced additional executive appointments to strengthen and position the combined company to serve the U.S. government, international governments and commercial customers as a mission-critical partner with an expanded portfolio of space technology solutions.

In February 2018, the Defense Security Service granted facility clearance for the Company’s facility in Palo Alto, California.

Since the announcement of the DigitalGlobe Transaction, the Maxar Canada Board has received regular updates from management on potential alternatives to implement the commitment the Company made that the ultimate parent of DigitalGlobe be incorporated in the U.S. by the end of 2019 and has provided direction to management on exploring and implementing those alternatives.

On July 25, 2018, the Audit Committee met to receive a detailed presentation from management updating the Audit Committee on the status of the plan for the U.S. Domestication. Following discussion, the Audit Committee directed management to continue preparing for the U.S. Domestication, including finalizing the structure of the U.S. Domestication with the Company’s professional advisors. At the Maxar Canada Board meeting the following day, the Audit Committee updated the rest of the Maxar Canada Board on the presentation management delivered to the Audit Committee and the full Maxar Canada Board expressed support for the Audit Committee’s direction to management.

On October 8, 2018, the Maxar Canada Board met to review the terms of the Arrangement and the Arrangement Agreement.  Following extensive discussion of the key benefits and risks of the U.S. Domestication, including those noted under the heading “The U.S. Domestication – Reasons for the U.S. Domestication”, and after consulting with the Company’s legal, tax and other professional advisors, the Maxar Canada Board unanimously determined that the U.S. Domestication is in the best interests of Maxar Canada and is fair and reasonable, unanimously approved proceeding with the Arrangement and unanimously recommended that Maxar Canada Securityholders vote in favor of the Arrangement Resolution.

On October 9, 2018, prior to the opening of trading on the TSX and the NYSE, Maxar Canada issued a press release announcing the U.S. Domestication.

RECOMMENDATION OF THE MAXAR CANADA BOARD

At its meeting held on October 8, 2018, after careful consideration of, among other things, the advice of the Company’s legal, tax and other professional advisors and such other matters as it considered relevant, the Maxar Canada Board unanimously determined that the U.S. Domestication is in the best interests of Maxar Canada and is fair and reasonable. Accordingly, the Maxar Canada Board unanimously recommends that Maxar Canada Securityholders vote FOR the Arrangement Resolution.

REASONS FOR THE U.S. DOMESTICATION

The Maxar Canada Board, in unanimously determining that the U.S. Domestication is in the best interests of Maxar Canada and is fair and reasonable, and in recommending that Maxar Canada Securityholders vote in favor of the Arrangement Resolution, considered and relied upon a number of factors, including, among others, the following:

•     U.S. Access Plan – As detailed under the heading “– Background to the U.S. Domestication”, Maxar Canada has long been pursuing its U.S. Access Plan, aimed at driving incremental growth and shareholder value creation, through the active pursuit of U.S. government space programs that will benefit from the Company’s technologies. Maxar Canada’s ability to win new U.S. government contracts to provide space systems, imagery and services under classified space and defense programs at the U.S. Department of Defense, NASA and various U.S. intelligence agencies will be enhanced by the U.S. Domestication.  The

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U.S. Domestication will mark a major milestone in Maxar Canada’s long-term U.S. Access Plan as Maxar U.S., which will become the ultimate parent company of Maxar Canada and its subsidiaries, will be organized under the laws of the State of Delaware in the United States of America.

•     Commitment to Stakeholders – In connection with the DigitalGlobe Transaction, as previously disclosed, the Company committed to the further reorganization of all or part of the combined Company’s corporate and operating structure to ensure that the ultimate parent of DigitalGlobe is incorporated in the U.S. by the end of 2019, subject to customary approvals.  During the regulatory approval process for the DigitalGlobe Transaction, the Company highlighted this commitment to a number of U.S. Government agencies.  Failure to complete the U.S. Domestication by the end of 2019 would be contrary to this commitment and would have a material adverse effect on the Company’s U.S. Government business and prospects moving forward, including future EnhancedView imagery contracts and the U.S. Access Plan.

•     Continued Commitment to Canada – MDA, a Maxar Canada business unit with internationally recognized leadership in space robotics, space sensors, satellite payloads, antennas and subsystems, surveillance and intelligence systems, defence and maritime systems and geospatial radar imagery will continue to be headquartered in Canada with offices in Brampton (Ontario), Montreal (Quebec), Richmond (British Columbia), Vancouver (British Columbia), Ottawa (Ontario) and Halifax (Nova Scotia).  Maxar Canada intends to continue its productive relationships with its stakeholders in Canada, including with the Canadian government, and Maxar U.S. has received conditional approval to have its shares listed on the TSX. The Company does not believe the U.S. Domestication will detract from the Company’s commitment to these relationships, its businesses, or its employees in Canada.

•     Enhanced Market Position – Maxar Canada’s U.S. Access Plan, its acquisition of DigitalGlobe and its NYSE listing as a U.S. domestic issuer should provide Maxar Canada with a number of capital market advantages including greater exposure to U.S. and international institutional investors and analysts and an anticipated increase in Maxar Canada’s profile and status generally in North America and globally.

•     Approval of Securityholders and Court – The Arrangement is subject to Maxar Canada Securityholder approval and approval by the Court at the Final Order hearing.

•     Dissent Rights – Registered Maxar Canada Shareholders have the ability to exercise Dissent Rights in respect of the Arrangement and to be paid the fair value of their Maxar Canada Shares.

In the course of their deliberations, the Maxar Canada Board, in consultation with the Company’s management, together with the Company’s legal, tax and other professional advisors, also considered a variety of risks (as described in greater detail under the heading “Risk Factors”) and other potentially negative factors relating to the U.S. Domestication, including the following:

•     Maxar Canada may fail to realize the perceived benefits of the U.S. Domestication, recognizing that many of the potential benefits are uncertain and there are many potential business, market and other risks that may prevent some or all of these perceived benefits from being realized.

•     The U.S. Domestication is anticipated to be taxable to taxable U.S. and Canadian Maxar Canada Shareholders.

•     Maxar Canada will incur non-recurring costs related to the U.S. Domestication.

•     Management distraction in connection with the U.S. Domestication could have an adverse effect on the business of Maxar Canada and Maxar U.S.

•     The rights of shareholders under U.S. Law may differ from the rights of shareholders under Canadian Law.

•     Financial reporting obligations of being a “domestic issuer” as opposed to a “foreign private issuer” in the United States are expected to be more expensive and time-consuming.

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•     Payments in connection with the exercise of Dissent Rights by Maxar Canada Shareholders may impair Maxar U.S.’s financial resources.

The foregoing description of the information and factors considered by the Maxar Canada Board includes the principal positive and negative factors considered by them, but is not intended to be exhaustive and may not include all of the factors considered, and, in view of the number and complexity of factors considered by the Maxar Canada Board, the Maxar Canada Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered by them in making their recommendations (and individuals members of the Maxar Canada Board may have given different weights to different factors). The Maxar Canada Board reached their recommendation based on the totality of the information presented to, and considered by, them through their deliberations.

The foregoing discussion of the information and factors considered by the Maxar Canada Board is forward-looking in nature. This information should be read in light of the factors set forth in the section entitled “Information Contained in Management Information Circular – Cautionary Statement Regarding Forward-Looking Statements”, “Background to the U.S. Domestication” and “Risk Factors”.

PARTICULARS OF THE ARRANGEMENT

The following summary of certain transaction steps of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Appendix B.

The Arrangement is being implemented pursuant to a plan of arrangement under the BCBCA. Pursuant to the terms of the Plan of Arrangement, the Arrangement will be completed at the Effective Time. The Arrangement is subject to the satisfaction or waiver of the conditions to the Arrangement. See “Summary of the Arrangement Agreement.”

The purpose of the Plan of Arrangement is to facilitate a series of transactions which will occur in a specific sequence and as a consequence of which the ultimate parent company of Maxar Canada will become Maxar U.S., a Delaware corporation.

Pursuant to the Arrangement, commencing at the Effective Time, the following events or transactions shall be deemed to occur in the following sequence, except where noted, without any further act or formality:

(a)  each of the Maxar Canada Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised shall, without any further act or formality on the part of the Company or such Dissenting Holders, be deemed to have been transferred to the Company and thereupon cancelled in consideration for a right to receive the consideration from the Company that is determined and payable in accordance with the Plan of Arrangement, and

(i)   such Dissenting Holders shall cease to be the holders of such Maxar Canada Shares and to have any rights as holders of such Maxar Canada Shares, other than the right to be paid fair value by the Company for such Maxar Canada Shares, as set out in the Plan of Arrangement; and

(ii)   such Dissenting Holders’ names shall be removed as the holders of such Maxar Canada Shares from the central securities register of Maxar Canada;

(b)  each of the following steps shall occur simultaneously:

(i)   (A) each Maxar Canada Share outstanding immediately prior to the Effective Time, other than Maxar Canada Shares cancelled under (a) above, shall, without any further action by or on behalf of a holder of Maxar Canada Shares, be deemed to be assigned and transferred by the holder thereof to AcquisitionCo in exchange for the Consideration; (B) the holders of such Maxar Canada Shares shall cease to be the holders of such Maxar Canada Shares and to have any rights as holders of such Maxar Canada Shares other than the right to be paid the Consideration in accordance with the Plan of Arrangement; (C) such holders’ names shall be removed from the central securities register of the Company and added to the central securities register of Maxar U.S.; and (D) AcquisitionCo shall be deemed to be the transferee of such Maxar Canada Shares (free and clear of all Liens) and shall be entered in the central securities register of the Company as the holder of such Maxar Canada Shares;

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(ii)   Maxar U.S. will issue the Consideration to the holders of Maxar Canada Shares referred to in paragraph (b)(i) above in respect of each Maxar Canada Share that is assigned and transferred to AcquisitionCo; and

(iii)  in consideration for the issuance of the Consideration by Maxar U.S. described in paragraph (b)(ii) above, AcquisitionCo will issue to Maxar U.S. one common share of AcquisitionCo in respect of each Maxar U.S. Share that Maxar U.S. issues;

(c)  all Maxar U.S. Shares held by the Company shall be deemed to have been redeemed and cancelled by Maxar U.S. without any further act or formality on the part of Maxar U.S. in consideration for U.S.$1.00 in cash;

(d)  each outstanding LTIP Unit shall be exchanged for a Maxar U.S. share appreciation right (“Replacement LTIP Unit”), with the terms and conditions of such Replacement LTIP Unit being substantially similar to such LTIP Unit for which it was exchanged (other than the currency of the strike price or base price, as applicable, which shall be denominated in U.S. dollars and converted, as necessary, into U.S. dollars using the rate of exchange quoted by the Bank of Canada for the closest preceding Business Day prior to the Effective Date), as adjusted to take into account the Arrangement pursuant to the terms of the applicable Company Equity Plan. For greater certainty, in respect of each LTIP Unit governed by section 7 of the Canadian Tax Act or Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), as applicable, each LTIP Unit outstanding shall be exchanged for a Replacement LTIP Unit (i) to purchase one Maxar U.S. Share (or, in the case of a U.S. taxpayer, to purchase one Maxar U.S. Share or receive its cash equivalent, as applicable), and (ii) at a strike price or base price, as applicable, per Maxar U.S. Share in U.S. dollars equal to the greater of (i) the exercise price (in Canadian dollars converted into U.S. dollars using the rate of exchange quoted by the Bank of Canada for the closest preceding Business Day prior to the Effective Date) per Maxar Canada Share subject to such LTIP Unit immediately prior to the Effective Time, and (ii) such minimum amount that meets the requirements of paragraph 7(1.4)(c) of the Canadian Tax Act or U.S. Treasury Regulations Section 1.409A-1(b)(5)(v)(D), as applicable; and

(e)  the Company and AcquisitionCo shall be amalgamated to form one unlimited liability company (“Amalco”) with the same effect as if they had amalgamated under Section 273 of the BCBCA (the “Amalgamation”).

The Company and AcquisitionCo may amend, modify and/or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must: (i) be set out in writing; (ii) be approved by the Company and AcquisitionCo, each acting reasonably; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to the Maxar Canada Securityholders if and as required by the Court.

LETTER OF TRANSMITTAL

A Letter of Transmittal will be mailed, together with this Circular, to each person who was a registered holder of Maxar Canada Shares on the Record Date. Each registered Maxar Canada Shareholder must forward a duly completed and executed Letter of Transmittal, with accompanying Maxar Canada Share certificate(s) and/or such other documents and instruments as the Depositary may reasonably require, in order to receive the Maxar U.S. Shares to which such Maxar Canada Shareholder is entitled under the Arrangement. It is recommended that Maxar Canada Shareholders complete, sign and return the Letter of Transmittal and accompanying documents to the Depositary as soon as possible. All deposits of Maxar Canada Shares made under a Letter of Transmittal are irrevocable.

The Letter of Transmittal is available on Maxar Canada’s website at www.maxar.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Any use of the mail to transmit a certificate for Maxar Canada Shares and a related Letter of Transmittal is at the risk of the Maxar Canada Shareholder. If these documents are mailed, it is recommended that registered mail, properly insured, be used.

Whether or not Maxar Canada Shareholders forward the certificate(s) representing their Maxar Canada Shares, upon completion of the Arrangement on the Effective Date, Maxar Canada Shareholders will cease to be Maxar Canada Shareholders as of the Effective Date and will only be entitled to receive that number of Maxar U.S. Shares to which they are entitled under the Arrangement or, in the case of Maxar Canada Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Maxar Canada Shares in accordance with the dissent

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procedures. See “– Dissenting Shareholder Rights”.

The instructions for exchanging certificates representing Maxar Canada Shares and depositing such share certificates with the Depositary are set out in the Letter of Transmittal. The Letter of Transmittal provides instructions with regard to lost certificates.

PROCEDURE FOR THE EXCHANGE OF SHARES

Prior to the Effective Time, such number of Maxar U.S. Shares as is required pursuant to the Arrangement will be deposited with the Depositary for the benefit of the Maxar Canada Shareholders.

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Maxar Canada Shares that were transferred pursuant to the Arrangement, together with the duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Maxar Canada Shareholder surrendering such certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such Maxar Canada Shareholder, the Consideration which such Maxar Canada Shareholder has the right to receive under the Arrangement for such Maxar Canada Shares and any certificate so surrendered will forthwith be cancelled.

Any exchange or transfer of Maxar Canada Shares pursuant to the Plan of Arrangement will be free and clear of any liens or other claims of third parties of any kind.

RETURN OF MAXAR CANADA SHARES

If the Arrangement is not completed, any deposited Maxar Canada Shares will be returned to the depositing Maxar Canada Shareholder at Maxar Canada’s expense upon written notice to the Depositary from Maxar Canada, by returning the deposited Maxar Canada Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Maxar Canada Shareholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by Maxar Canada’s transfer agent.

LOST CERTIFICATES

If any certificate which immediately prior to the Effective Time represented one or more outstanding Maxar Canada Shares that were transferred pursuant to the Arrangement has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, Maxar U.S. or the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration in accordance with such holder’s Letter of Transmittal. When authorizing such Consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered will as a condition precedent to the delivery of such Consideration, give a bond satisfactory to AcquisitionCo, Amalco, Maxar U.S. and the Depositary (each acting reasonably) in such sum as AcquisitionCo, Amalco or Maxar U.S. may direct (acting reasonably), or otherwise indemnify AcquisitionCo, Amalco and Maxar U.S. in a manner satisfactory to AcquisitionCo, Amalco and Maxar U.S. (each acting reasonably) against any claim that may be made against AcquisitionCo, the Company, Amalco and Maxar U.S. with respect to the certificate alleged to have been lost, stolen or destroyed.

CANCELLATION OF RIGHTS

Until surrendered, each certificate that immediately prior to the Effective Time represented Maxar Canada Shares will be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration to which the holder is entitled to receive. Any such certificate formerly representing Maxar Canada Shares not duly surrendered on or before the day that is three years less one day from the Effective Date will cease to represent a claim by or interest of any former holder of Maxar Canada Shares of any kind or nature against or in the Company, AcquisitionCo, Amalco or Maxar U.S. On such date, all Maxar U.S. Shares to which such former holder was entitled will be deemed to have been surrendered to Maxar U.S. for cancellation.

WITHHOLDING RIGHTS

AcquisitionCo, the Company, Amalco, Maxar U.S. and the Depositary, as applicable, shall be entitled to deduct and

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withhold from any amount otherwise payable or deliverable to any Person under the Arrangement, such amounts as AcquisitionCo, the Company, Amalco or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any Laws in respect of taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to the Arrangement and shall be treated for all purposes under the Arrangement as having been paid to the Person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. To satisfy the amount required to be deducted or withheld from any payment under the Arrangement, AcquisitionCo, Maxar U.S., the Company, Amalco or the Depositary, as applicable, may sell or otherwise dispose of any portion of the Maxar U.S. Share deliverable to such holder as is necessary to provide sufficient funds to enable AcquisitionCo, Maxar U.S., the Company, Amalco or the Depositary, as applicable, to comply with such deduction and/or withholding requirements.

DEPOSITARY

Maxar Canada has retained the services of the Depositary for the receipt of the Letter of Transmittal and the certificates representing Maxar Canada Shares and for the delivery of the Maxar U.S. Shares in exchange for the Maxar Canada Shares under the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

EXPENSES OF THE U.S. DOMESTICATION

Maxar Canada estimates that expenses in the aggregate amount of approximately $6.7 million will be incurred by Maxar Canada in connection with the U.S. Domestication, including legal, tax, accounting, filing and printing costs and the cost of preparing and mailing this Circular.

REQUIRED SECURITYHOLDER APPROVAL

The Maxar Canada Board recommends that Maxar Canada Securityholders vote FOR the Arrangement Resolution. To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution, in person or by proxy, by: (i) Maxar Canada Shareholders; and (ii) Maxar Canada Shareholders and LTIP Unitholders voting together as a single class.

CERTAIN LEGAL AND REGULATORY MATTERS

Court Approval

The Arrangement requires approval by the Court under the BCBCA. Prior to the mailing of this Circular, Maxar Canada obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached hereto as Appendix D. A copy of the notice of hearing of petition in respect of the hearing of Maxar Canada’s application for the Final Order is attached hereto as Appendix E.

Subject to the approval of the Arrangement Resolution by Maxar Canada Securityholders at the Meeting, the hearing of Maxar Canada’s application for the Final Order is scheduled to take place on November 20, 2018 at 9:45 a.m. (Vancouver Time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, or at any other date and time as the Court may direct. Any Maxar Canada Securityholder or other person who wishes to participate, appear, to be represented, and to present evidence or arguments at the hearing, must serve and file a notice of response (a “Response to Petition”) and satisfy the other requirements of the Court, as directed in the Interim Order appended hereto as Appendix D and as the Court may direct in the future. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Response to Petition in compliance with the Interim Order will be given notice of the new date. Participation in the hearing of Maxar Canada’s application for the Final Order, including who may participate and present evidence or argument and the procedure for doing so is subject to the terms of the Interim Order and any subsequent direction of the Court.

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At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court also has the discretion not to approve the Arrangement at all. If the Court approves the Arrangement with amendments, depending on the nature of the amendments, Maxar Canada and Maxar U.S. may agree not to complete the transaction contemplated by the Arrangement Agreement.

TSX and NYSE Approval

The TSX has conditionally approved the listing of the Maxar U.S. Shares in substitution for the currently listed Maxar Canada Shares effective as of the Effective Date, provided the Arrangement Resolution is passed by the Maxar Canada Securityholders in accordance with the Interim Order and the Arrangement is completed and subject to the receipt by the TSX of certain documentation as prescribed by the TSX in connection with its conditional approval.

Maxar Canada Shares are currently also listed on the NYSE. The NYSE has conditionally approved the listing of Maxar U.S. Shares.

Maxar U.S. expects that, as soon as possible following the Effective Date, the Maxar U.S. Shares will be listed on the TSX and the NYSE under the symbol “MAXR”, the same symbol under which Maxar Canada Shares are currently listed.

Certain Securities Law Matters

The Maxar U.S. Shares to be issued to Maxar Canada Shareholders pursuant to the Arrangement will be issued pursuant to an exemption from the prospectus and registration requirements of applicable Canadian Securities Laws under Section 2.11 of NI 45-106 and will generally not be subject to any resale restrictions under applicable Canadian Securities Laws, provided that the following conditions are satisfied: (a) the issuer of such shares, pursuant to Section 2.9 of NI 45-102, is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade (upon completion of the Arrangement, Maxar U.S. will be deemed to have been a reporting issuer from the time that Maxar Canada became a reporting issuer, satisfying this requirement); (b) the trade is not a control distribution; (c) no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade; (d) no extraordinary commission or consideration is paid to a person or company in respect of the trade; (e) if the selling securityholder is an insider or officer of the issuer, the selling securityholder has no reasonable grounds to believe that the issuer is in default of securities legislation (each as set out in Section 2.6(3) of NI 45-102); and (f) such holder is not a person or company engaged in or holding itself out as engaging in the business of trading securities or such trade is made in accordance with applicable dealer registration requirements or in reliance upon an exemption from such requirements.  Maxar Canada Shareholders should consult with their own financial and legal advisors with respect to any restrictions on the resale of Maxar U.S. Shares received on completion of the Arrangement.

Certain U.S. Securities Law Matters

The issuance of the Maxar U.S. Shares to be issued to Maxar Canada Shareholders pursuant to the Arrangement will not be registered under the U.S. Securities Act. Such securities will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts any securities issued in exchange for one or more bona fide outstanding securities or partly in such exchange and partly for cash from the general requirement of registration where the terms and conditions of the issuance and exchange of the securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of Maxar U.S. Shares in exchange for the outstanding Maxar Canada Shares. The Court entered the Interim Order on October 12, 2018 and, subject to the approval of the Arrangement by the Maxar Canada Securityholders, a hearing on the fairness of the Arrangement will be held by the Court on November 20, 2018. See “– Court Approval” above.

The Maxar U.S. Shares issued pursuant to the Arrangement will be freely transferable under U.S. Securities Laws, except for Maxar U.S. Shares held by persons who are deemed to be “affiliates” (for purposes of U.S. Securities Laws) of Maxar Canada prior to or after the Arrangement, which may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act. An “affiliate” of a corporation for purposes of U.S. Securities Laws is a person who directly or

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indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such corporation.

Ongoing Reporting Obligations

Following completion of the U.S. Domestication, Maxar U.S. will become a reporting issuer in each of the provinces that Maxar Canada is currently a reporting issuer.

Pursuant to National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers (“NI 71-102”), Maxar U.S. will be generally exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of Maxar U.S. to file reports with respect to trades of Maxar U.S. securities, provided that Maxar U.S. complies with the requirements of U.S. Securities Laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters and that Maxar U.S. files with the relevant Canadian securities regulatory authorities copies of its documents filed with the SEC under the U.S. Exchange Act.

Upon the completion of the U.S. Domestication, Maxar U.S. will be subject to the reporting requirements of the SEC as a domestic issuer, the mandates of the Sarbanes-Oxley Act and the applicable corporate governance rules of the NYSE, and Maxar U.S. will report consolidated financial results in U.S. dollars and in accordance with U.S. GAAP. Maxar U.S. will file reports on Form 10-K, 10-Q and 8-K with the SEC and comply with the proxy rules under the U.S. Exchange Act. In addition, Maxar U.S. will also comply with any additional corporate requirements under the DGCL.

TREATMENT OF OUTSTANDING EQUITY AWARDS

In connection with the U.S. Domestication, Maxar U.S. will assume the Company Equity Plans and the ESPP, and Maxar Canada’s outstanding equity awards will be treated as follows:

LTIP Units. Each outstanding LTIP Unit will be exchanged for a Replacement LTIP Unit. The Replacement LTIP Units will be subject to the same terms and conditions as the exchanged LTIP Units, except the security issuable upon exercise of the Replacement LTIP Unit will be a Maxar U.S. Share (or its cash equivalent) rather than a Maxar Canada Share (or its cash equivalent), and the exercise price of the Replacement LTIP Units will be converted from Canadian dollars to U.S. dollars at the exchange rate quoted by the Bank of Canada for the Business Day immediately preceding the Effective Date.

RSUs. Outstanding RSUs will remain outstanding, but will be amended so that each RSU represents the right to receive a Maxar U.S. Share (or its cash equivalent) rather than a Maxar Canada Share (or its cash equivalent) upon settlement of the RSU.

ESPP. Each Maxar Canada Share in ESPP participants’ accounts will be converted into a Maxar U.S. Share, and, following the U.S. Domestication, all current and future ESPP participant contributions will be used to acquire Maxar U.S. Shares rather than Maxar Canada Shares. In addition, at the time of the U.S. Domestication, all ESPP participant contributions that remain uninvested will be converted from Canadian dollars to U.S. dollars at the exchange rate quoted by the Bank of Canada for the Business Day immediately preceding the Effective Date.

Deferred Share Unit Plan Awards. Outstanding awards under Maxar Canada’s Deferred Share Unit Plan will remain outstanding, but “Shares” (as defined therein) will be amended to refer to Maxar U.S. Shares rather than Maxar Canada Shares such that, among other things, each award represents the right to receive an amount in cash based on the fair market value of a Maxar U.S. Share rather than a Maxar Canada Share.

DISSENTING SHAREHOLDER RIGHTS

The following is a summary of the provisions of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, relating to a Maxar Canada Shareholder’s dissent rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Holder who seeks payment of the fair value of its Maxar Canada Shares and is qualified in its entirety by reference to the full text of Sections 237 to 247 of the BCBCA, which is attached to this Circular as Appendix C, as modified by the Plan of Arrangement and the Interim Order.

The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Holder should seek independent legal advice, as failure to comply strictly with the provisions of Sections

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237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of all Dissent Rights.

The Interim Order expressly provides registered holders of Maxar Canada Shares with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Holder is entitled to be paid the fair value (determined as of the close of business on the last Business Day before the Arrangement Resolution was adopted at the Meeting) of all, but not less than all, of the holder’s Maxar Canada Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

In many cases, Maxar Canada Shares beneficially owned by a holder are registered either (a) in the name of a broker, investment dealer or other intermediary that the beneficial Maxar Canada Shareholder deals with in respect of such shares, or (b) in the name of a depositary, such as CDS, of which the intermediary is a participant. Accordingly, a beneficial Maxar Canada Shareholder will not be entitled to exercise his, her or its rights of dissent directly (unless the Maxar Canada Shares are re-registered in the beneficial Maxar Canada Shareholder’s name).

With respect to Maxar Canada Shares in connection to the Arrangement, pursuant to the Interim Order, a registered Maxar Canada Shareholder may exercise rights of dissent under Section 237 to Section 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order; provided that, notwithstanding Section 242(1)(a) of the BCBCA, the written objection to the Arrangement Resolution must be received from Maxar Canada Shareholders who wish to dissent by Maxar Canada not later than 5:00 p.m. (Mountain time) two Business Days immediately preceding the date of the Meeting (or if the Meeting is postponed or adjourned, at least 48 hours (excluding non-Business Days) prior to the date of the postponed or adjourned Meeting). Maxar Canada’s address for such purpose is 1300 W. 120th Avenue, Westminster, Colorado 80234, Attention: Corporate Secretary.

To exercise Dissent Rights, a Maxar Canada Shareholder must dissent with respect to all Maxar Canada Shares of which it is the registered and beneficial owner. A registered Maxar Canada Shareholder who wishes to dissent must deliver written notice of dissent to Maxar Canada as set forth above and such notice of dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Maxar Canada Shareholder to fully comply with the provisions of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of that holder’s Dissent Rights. Beneficial Maxar Canada Shareholders who wish to exercise Dissent Rights must cause the registered Maxar Canada Shareholder holding their Maxar Canada Shares to deliver the notice of dissent.

To exercise Dissent Rights, a registered Maxar Canada Shareholder must prepare a separate notice of dissent for him, her or itself, if dissenting on his, her or its own behalf, and for each other beneficial Maxar Canada Shareholder who beneficially owns Maxar Canada Shares registered in the Maxar Canada Shareholder’s name and on whose behalf the Maxar Canada Shareholder is dissenting; and, if dissenting on its own behalf, must dissent with respect to all of the Maxar Canada Shares registered in his, her or its name or if dissenting on behalf of a beneficial Maxar Canada Shareholder, with respect to all of the Maxar Canada Shares registered in his, her or its name and beneficially owned by the beneficial Maxar Canada Shareholder on whose behalf the Maxar Canada Shareholder is dissenting. The notice of dissent must set out the number of Maxar Canada Shares in respect of which the Dissent Rights are being exercised (the “Notice Shares”) and: (a) if such Maxar Canada Shares constitute all of the Maxar Canada Shares of which the Maxar Canada Shareholder is the registered and beneficial owner and the Maxar Canada Shareholder owns no other Maxar Canada Shares beneficially, a statement to that effect; (b) if such Maxar Canada Shares constitute all of the Maxar Canada Shares of which the Maxar Canada Shareholder is both the registered and beneficial owner, but the Maxar Canada Shareholder owns additional Maxar Canada Shares beneficially, a statement to that effect and the names of the registered Maxar Canada Shareholders of those other Maxar Canada Shares, the number of Maxar Canada Shares held by each such registered Maxar Canada Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Maxar Canada Shares; or (c) if the Dissent Rights are being exercised by a registered Maxar Canada Shareholder who is not the beneficial owner of such Maxar Canada Shares, a statement to that effect and the name and address of the beneficial Maxar Canada Shareholder and a statement that the registered Maxar Canada Shareholder is dissenting with respect to all Maxar Canada Shares of the beneficial Maxar Canada Shareholder registered in such registered holder’s name.

If the Arrangement Resolution is approved, and Maxar Canada notifies a registered holder of Notice Shares of Maxar Canada’s intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, in order to exercise Dissent Rights, such Maxar Canada Shareholder must, within one month after Maxar Canada gives

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such notice, send to Maxar Canada a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given notice of dissent. Such written notice must be accompanied by the certificate or certificates representing those Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the Maxar Canada Shareholder on behalf of a beneficial Maxar Canada Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Maxar Canada Shareholder becomes a Dissenting Holder, and is bound to sell and Maxar Canada is bound to purchase and cancel those Maxar Canada Shares. Such Dissenting Holder may not vote, or exercise or assert any rights of a Maxar Canada Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order.

Dissenting Holders who are:

(i)   ultimately entitled to be paid fair value for their Maxar Canada Shares, will be paid an amount equal to such fair value by Maxar Canada, and will be deemed to have transferred such Maxar Canada Shares as of the Effective Time to Maxar Canada, without any further act or formality, and free and clear of all liens, claims and encumbrances; or

(ii)  ultimately not entitled, for any reason, to be paid fair value for their Maxar Canada Shares, will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-Dissenting Holder who did not deposit with the Depositary a duly completed Letter of Transmittal and will be entitled to receive the Consideration from Maxar Canada in the same manner as such non-Dissenting Holder.

If a Dissenting Holder is ultimately entitled to be paid by Maxar Canada for their Notice Shares, such Dissenting Holder may enter an agreement with Maxar Canada for the fair value of such Notice Shares. If such Dissenting Holder does not reach an agreement with Maxar Canada, such Dissenting Holder, or Maxar Canada, may apply to the Court, and the Court may:

(i)   determine the payout value of the Notice Shares, or order that the payout value of the Notice Shares be established by arbitration or by reference to a registrar, or a referee, of the Court;

(ii)   join in the application of each Dissenting Holder who has not agreed with Maxar Canada on the amount of the payout value of the Notice Shares; and

(iii)  make consequential orders and give directions as the Court considers appropriate.

There is no obligation on Maxar Canada to make application to the Court. The Dissenting Holder will be entitled to receive the fair value that the Notice Shares had as of the close of business on the day before the Arrangement Resolution was adopted at the Meeting, excluding any appreciation or depreciation in anticipation of the vote (unless such exclusion would be inequitable). After a determination of the fair value of the Notice Shares, Maxar Canada must then promptly pay that amount to the Dissenting Holder.

In no circumstances will Maxar Canada, Amalco or any other Person be required to recognize a Person as a Dissenting Holder: (i) unless such Person is the registered holder of those Maxar Canada Shares in respect of which Dissent Rights are sought to be exercised immediately prior to the Effective Time; (ii) if such Person has voted or instructed a proxy holder to vote such Notice Shares in favor of the Arrangement Resolution; or (iii) unless such Person has strictly complied with the procedures for exercising Dissent Rights set out in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order and does not withdraw such notice of dissent prior to the Effective Time.

In no event will Maxar Canada, Amalco, Maxar U.S. or any other Person be required to recognize a Dissenting Holder as the holder of any Maxar Canada Share in respect of which Dissent Rights have been validly exercised and not withdrawn at and after the Effective Time, and at the Effective Time the names of such Dissenting Holders will be deleted from the central securities register of Maxar Canada as at the Effective Time.

For greater certainty, in addition, to any other restrictions in the Interim Order, no Person shall be entitled to exercise Dissent Rights with respect to Maxar Canada Shares in respect of which a Person has voted or has instructed a proxy holder to vote in favor of the Arrangement Resolution.

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Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Holder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Holder withdraws the notice of dissent with Maxar Canada’s written consent. If any of these events occur, Maxar Canada must return the share certificates representing the Maxar Canada Shares to the Dissenting Holder and the Dissenting Holder regains the ability to vote and exercise its rights as a Maxar Canada Shareholder.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Maxar Canada Shareholder who intends to exercise Dissent Rights must strictly adhere to the procedures established in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, and failure to do so may result in the loss of all Dissent Rights. Persons who are beneficial shareholders of Maxar Canada Shares registered in the name of an intermediary, or in some other name, who wish to exercise Dissent Rights, should be aware that only the registered owner of such Maxar Canada Shares is entitled to dissent.

Accordingly, each Maxar Canada Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with Sections 237 to 247 of the BCBCA and the provisions of the Interim Order and, which are attached to this Circular as Appendices D and E, respectively, and seek his, her or its own legal advice.

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Summary of the Arrangement Agreement

The following description of certain material provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is available under Maxar Canada’s profile on SEDAR at www.sedar.com.

The parties to the Arrangement Agreement are Maxar Canada and AcquisitionCo.

CONDITIONS PRECEDENT TO THE ARRANGEMENT

The respective obligations of the parties to the Arrangement Agreement to complete the Arrangement are subject to the satisfaction of, or mutual waiver by Maxar Canada and AcquisitionCo on or before the Effective Date of each of the following conditions:

(a)	the Interim Order shall have been obtained in form and substance satisfactory to each of Maxar Canada and AcquisitionCo, each acting reasonably;

(b)	the Arrangement Resolution shall have been approved at the Meeting by the Maxar Canada Securityholders as required by the Interim Order;

(c)

the Final Order shall have been granted in form and substance satisfactory to Maxar Canada and AcquisitionCo, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Maxar Canada or AcquisitionCo, each acting reasonably, on appeal or otherwise;

(d)

all approvals and consents, regulatory or otherwise, which are necessary or advisable in connection with the consummation of the transactions contemplated in the Arrangement Agreement and in the Plan of Arrangement shall have been obtained (including, without limitation, the conditional approval of the listing of the Maxar U.S. Shares on the TSX and the approval of the listing of the Maxar U.S. Shares on the NYSE);

(e)

the time period for the exercise of any Dissent Rights conferred upon Maxar Canada Shareholders in respect of the Arrangement shall have expired and Maxar Canada Shareholders shall not have exercised (or otherwise be deemed to have exercised) Dissent Rights with respect to that number of Maxar Canada Shares that would make it inadvisable to proceed with the implementation of the Arrangement, as determined by Maxar Canada in its sole discretion;

(f)

no preliminary or permanent injunction, restraining order, cease trading order or order or decree of any Governmental Entity, and no law, regulation, policy, directive or order shall have been enacted, promulgated, made, issued or applied to cease trade, enjoin, prohibit or impose material limitations on, the Arrangement or the transactions contemplated in the Arrangement Agreement or in the Plan of Arrangement and no such action, proceeding or order shall, to the best of the knowledge of Maxar Canada or AcquisitionCo, be pending or threatened and, without limiting the generality of the foregoing, no person shall have filed any notice of appeal of the Final Order, and no person shall have communicated to Maxar Canada or AcquisitionCo any intention to appeal the Final Order which, in the reasonable opinion of Maxar Canada or AcquisitionCo, would make it inadvisable to proceed with the implementation of the Arrangement; and

(g)	the Arrangement Agreement shall not have been terminated. See “– Termination”.

IMPLEMENTATION, INTERIM ORDER AND TERMS OF THE ARRANGEMENT

In the Arrangement Agreement, Maxar Canada has provided covenants relating to the Interim Order, the Meeting and the Final Order in order to complete the Arrangement.

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The Arrangement Agreement also sets out the terms of the Arrangement.  See “The U.S. Domestication – Particulars of the Arrangement”.

TERMINATION

The Arrangement Agreement may be terminated at any time prior to the Effective Time: (a) by Maxar Canada for any reason on written notice to AcquisitionCo; (b) by mutual written agreement of the parties thereto; (c) by any party thereto if the Effective Time has not occurred on January 1, 2019; or (d) if Maxar Canada Securityholder approval has not been obtained as described above under “The U.S. Domestication – Required Securityholder Approval”.

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Information Concerning Maxar U.S.

GENERAL AND CORPORATE STRUCTURE

Maxar U.S. will be incorporated under the DGCL prior to the consummation of the U.S. Domestication. Its registered office will be located at 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808 and its principal business office will be located at 1300 W. 120th Avenue, Westminster, CO 80234.

Intercorporate Relationships

As at the date hereof, Maxar U.S. has not yet been incorporated. Assuming the Arrangement Resolution is approved at the Meeting, following the Effective Time and completion of the U.S. Domestication, Maxar U.S. will own all of the issued and outstanding Maxar Canada Shares and will have the general structure shown below.

BUSINESS

Maxar U.S. will be incorporated for the purpose of participating in the Arrangement and will not carry on any active business, prior to the U.S. Domestication, other than in connection with the Arrangement and related matters. Following completion of the U.S. Domestication, Maxar U.S. and its subsidiaries will carry on the business currently carried on by Maxar Canada and its subsidiaries.

DESCRIPTION OF MAXAR U.S. CAPITAL STOCK

The following summary description of the Maxar U.S. capital stock is based on the intended provisions of each of Maxar U.S.’s Certificate of Incorporation (“Maxar U.S. Certificate”) and Amended and Restated Bylaws (“Maxar U.S. Bylaws”) and the applicable provisions of the DGCL. This information may not be complete in all respects and is qualified entirely by reference to the provisions of the Maxar U.S. Certificate, Maxar U.S. Bylaws and the DGCL. For information on how to obtain copies of the Maxar U.S. Certificate and Maxar U.S. Bylaws, see “Information Concerning Maxar Canada - Documents Incorporated by Reference”.

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General

Maxar U.S.’s authorized capital stock will consist of 240,000,000 shares of common stock, par value US$0.0001 per share, and 10,000,000 shares of preferred stock, par value US$0.0001 per share.

Common Stock

Voting Rights

Each holder of Maxar U.S. Shares will be entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Maxar U.S. Stockholders will not have cumulative voting rights in the election of directors. Accordingly, in an uncontested election, holders of a majority of the voting shares will be able to elect all of the directors.

Dividends

Maxar U.S. will continue Maxar Canada’s dividend practices as described below under “Information Concerning Maxar Canada – Dividends”. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Maxar U.S. Shares will be entitled to receive dividends, if any, as may be declared from time to time by the board of directors of Maxar U.S. (“Maxar U.S. Board”) out of legally available funds. Dividends may be paid in cash, in property or in shares of common stock. Declaration and payment of any dividend will be subject to the discretion of the Maxar U.S. Board. Each quarter the Maxar U.S. Board will review Maxar U.S.’s dividend in light of Maxar U.S.’s other financial commitments before declaring the dividend. Any decision to pay dividends on the Maxar U.S. Shares in the future will be made by the Maxar U.S. Board on the basis of the Company’s earnings, financial requirements, provisions of the DGCL affecting the payment of distributions to stockholders and other factors existing at such future time.

Liquidation

In the event of Maxar U.S.’s liquidation, dissolution or winding up, holders of Maxar U.S. Shares will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Maxar U.S.’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of Maxar U.S. Shares will have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Maxar U.S. Shares. The rights, preferences and privileges of the holders of Maxar U.S. Shares will be subject to and may be adversely affected by the rights of the holders of shares of any series of Maxar U.S. preferred stock that we may designate in the future.

Fully Paid and Non-assessable

All outstanding Maxar U.S. Shares are, and the Maxar U.S. Shares to be issued pursuant to the Arrangement will be, fully paid and non-assessable.

Preferred Stock

The Maxar U.S. Certificate will authorize the Maxar U.S. Board to issue preferred stock in one or more series and to determine the preferences, limitations and relative rights of any shares of preferred stock that it shall choose to issue, without vote or action by the stockholders.

Annual Stockholder Meetings

The Maxar U.S. Certificate and Maxar U.S. Bylaws will provide that annual stockholder meetings will be held at a date, place (if any) and time, as exclusively selected by the Maxar U.S. Board. To the extent permitted under applicable law, we may but are not obligated to conduct meetings by remote communications, including by webcast.

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Anti-Takeover Effects of Provisions of the Maxar U.S. Certificate, the Maxar U.S. Bylaws and Delaware Law

Some provisions of the DGCL, the Maxar U.S. Certificate and Maxar U.S. Bylaws could make the following transactions difficult: acquisition of Maxar U.S. by means of a tender offer; acquisition of Maxar U.S. by means of a proxy contest or otherwise; and removal of incumbent officers and directors of Maxar U.S. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the best interests of Maxar U.S., including transactions that might result in a premium over the market price for Maxar U.S. Shares. These provisions will replace and substitute applicable provisions of the BCBCA and we cannot predict whether they will make an acquisition more or less likely compared to those provisions.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Maxar U.S. to first negotiate with the Maxar U.S. Board. We believe that the benefits of protection to Maxar U.S.’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Maxar U.S. outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

Maxar U.S. will be subject to Section 203 of the DGCL, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock and a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Maxar U.S. Board, such as discouraging takeover attempts that might result in a premium over the market price of the Maxar U.S. Shares.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for the Maxar U.S. Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Maxar U.S. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Maxar U.S.

Special Stockholder Meetings

The Maxar U.S. Bylaws will provide that a special meeting of stockholders may be called only by the Maxar U.S. Board or by two or more stockholders holding at least 10% of the total number of issued and outstanding Maxar U.S. Shares.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The Maxar U.S. Bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Maxar U.S. Board or a committee of the Maxar U.S. Board.

No Stockholder Action by Written Consent

The Maxar U.S. Certificate and Maxar U.S. Bylaws will not provide for the right of stockholders to act by written consent without a meeting.

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Composition of the Board of Directors; Election and Removal of Directors; Filling Vacancies

The Maxar U.S. Board will consist of not less than three nor more than 20 directors. In any uncontested elections of directors, a director nominee for the Maxar U.S. Board will be elected by the affirmative vote of a majority of the votes cast with respect to such director by the shares represented and entitled to vote at a meeting of the stockholders for the election of directors at which a quorum is present, voting together as a single class. An incumbent director who is nominated for an uncontested election and fails to receive a majority of the votes present and voting for such director’s reelection would be required to tender his or her resignation to the Maxar U.S. Board. The Nominating and Corporate Governance Committee of the Maxar U.S. Board (or any future committee the equivalent thereof) will make a recommendation to the Maxar U.S. Board on whether to accept or reject the resignation, or whether other action should be taken. The Maxar U.S. Board will act on the recommendation of such committee and will publicly disclose its decision within 90 days from the date of the certification of the election results. In a contested election, a plurality voting standard will apply to director elections. The directors of Maxar U.S. are elected until the expiration of the term for which they are elected and until their respective successors are duly elected and qualified.

The directors of Maxar U.S. may be removed only by the affirmative vote of at least a majority of the holders of our then-outstanding common stock. Furthermore, any vacancy on the Maxar U.S. Board, however occurring, including a vacancy resulting from an increase in the size of the board, may be filled only by a majority vote of the directors then in office, even if less than a quorum, or by the sole remaining director. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Maxar U.S., because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

The Maxar U.S. Certificate and Maxar U.S. Bylaws will provide that, except for claims for which the U.S. federal courts have jurisdiction, unless Maxar U.S. consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, the Maxar U.S. Certificate or the Maxar U.S. Bylaws; or any action asserting a claim against Maxar U.S. that is governed by the internal affairs doctrine. Although the Maxar U.S. Certificate will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Amendment of the Maxar U.S. Certificate and Maxar U.S. Bylaws

The amendment of any of the provisions in the Maxar U.S. Certificate would require approval by a stockholder vote by the holders of at least two-thirds of the voting power of the then outstanding voting stock voting as a single class. The Maxar U.S. Bylaws may be amended by the Maxar U.S. Board or by the holders of at least two-thirds of the voting power of the then outstanding voting stock voting as a single class.

The provisions of the DGCL, the Maxar U.S. Certificate and Maxar U.S. Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of Maxar U.S. Shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of Maxar U.S. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

The Maxar U.S. Certificate will contain provisions that limit the liability of the directors and officers of Maxar U.S. for monetary damages to the fullest extent permitted by Delaware law. Consequently, Maxar U.S. directors and officers will not be personally liable to Maxar U.S. or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s or officer’s duty of loyalty to Maxar U.S. or its stockholders;

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•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director or officer derived an improper personal benefit.

Each of the Maxar U.S. Certificate and Maxar U.S. Bylaws will provide that we are required to indemnify the directors and officers of Maxar U.S., in each case to the fullest extent permitted by the DGCL. The Maxar U.S. Bylaws will also obligate us to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the DGCL. We have entered into agreements with the Maxar Canada directors, officers and other employees and expect to enter into agreements to indemnify the Maxar U.S. directors, executive officers and other employees as determined by the Maxar U.S. Board. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding to the fullest extent permitted by applicable law. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Maxar U.S. will also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in the Maxar U.S. Certificate and Maxar U.S. Bylaws may discourage stockholders from bringing a lawsuit against Maxar U.S. directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against Maxar U.S. directors and officers, even though an action, if successful, might benefit Maxar U.S. and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.

Uncertificated Shares

Holders of Maxar U.S. Shares will not have the right to require Maxar U.S. to issue certificates for their shares. Maxar U.S. will only issue uncertificated shares of common stock, provided that the Maxar U.S. Board may provide by resolution that some or all of the shares of any class or series of stock of Maxar U.S. shall be represented by certificates.

No Sinking Fund

The Maxar U.S. Shares have no sinking fund provisions.

SELECTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following selected unaudited pro forma condensed consolidated financial data gives effect to the U.S. Domestication, for purposes of the unaudited pro forma condensed consolidated balance sheet as if it had occurred on June 30, 2018, and for purposes of the unaudited pro forma condensed consolidated statement of earnings for the six months ended June 30, 2018 and for the year ended December 31, 2017 as if the U.S Domestication had occurred on January 1, 2017.

The selected unaudited pro forma condensed consolidated financial data has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed consolidated financial statements attached to this Circular as Appendix F. In addition, the unaudited pro forma condensed consolidated financial statements should be read in conjunction with the descriptions of the U.S. Domestication elsewhere in this Circular and the (i) the historical unaudited condensed consolidated financial statements of Maxar Canada as at and for the six months ended June 30, 2018, and (ii) the historical audited consolidated financial statements of Maxar Canada for the year ended December 31, 2017 and the related notes thereto, incorporated by reference into this Circular.

These unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have been achieved if the U.S. Domestication had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of Maxar Canada or Maxar U.S. for any future period

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or as of any future date. The pro forma adjustments are based upon currently available information and management’s estimates and assumptions. Actual adjustments may differ materially from the pro forma adjustments.

	Six months ended	Year ended
	June 30, 2018	December 31, 2017
	(in millions, except per share amounts)
Pro forma consolidated statement of earnings data
GAAP measures:
Earnings (loss) before interest and taxes	$38.1	$(19.0)
Net (loss) earnings	$(41.4)	$34.2
Net (loss) earnings per share, dilutive	$(0.73)	$0.82

	As at June 30, 2018
	(in millions)
Pro forma consolidated balance sheet data
GAAP measures:
Total assets	$6,261.1
Total liabilities	$4,406.9
Total shareholders equity	$1,854.2

DIRECTORS OF MAXAR U.S.

The names, municipalities of residence, positions with Maxar U.S. and the principal occupations of the persons who will serve as directors of Maxar U.S. after giving effect to the Arrangement are set out below and are the same persons currently serving as directors of Maxar Canada.

Name, Country of Residence	Position Within Company	Present and Principal Occupation	Past Principal Occupations held in the Preceding Five Years

ROBERT L. PHILLIPS(1)(2) British Columbia, Canada	Director, Chairman of the Board	Corporate Director

HOWARD L. LANCE Colorado, USA	Director, President and Chief Executive Officer	Director, President and Chief Executive Officer of the Company	Executive Advisor at Blackstone Group’s private equity business

DENNIS H. CHOOKASZIAN(1)(4) Illinois, USA	Director	Corporate Director

NICK S. CYPRUS(1)(4) New Jersey, USA	Director	Corporate Director

HOWELL M. ESTES, III(3)(4) Colorado, USA	Director	President of Howell Estes & Associates, Inc., a consulting company
LORI B. GARVER(2)(3) Virginia, USA	Director	General Manager, Air Line Pilots Association, airline pilot union

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Name, Country of Residence	Position Within Company	Present and Principal Occupation	Past Principal Occupations held in the Preceding Five Years

JOANNE O. ISHAM(3)(4) Virginia, USA	Director	Corporate Director

C. ROBERT KEHLER(3)(4) Virginia, USA	Director	Corporate Director

BRIAN G. KENNING(1)(2) British Columbia, Canada	Director, Vice Chairman of the Board	Corporate Director

L. ROGER MASON, JR. (1)(2) Virginia, USA	Director	President, Space, Intelligence and Cyber sector, Peraton

Senior Vice President, Chief Security Officer of Noblis, a nonprofit science, technology, and strategy organization Assistant Director of National Intelligence for Systems and Resource Analyses (ADNI/SRA), national intelligence agency

ERIC J. ZAHLER (2)(3) New York, USA	Director	Managing Director, Sagamore Capital Group LLC, a private equity firm pursuing investments in the aerospace/defense, industrial electronics and selected business service markets.

(1)	Member of Audit Committee.

(2)	Member of Nominating and Corporate Governance Committee.

(3)	Member of Human Resources and Management Compensation Committee.

(4)	Member of Risk Committee.

Each of the directors of Maxar U.S. will hold office until the first annual meeting of the Maxar U.S. Stockholders or until such person’s successor is duly elected or appointed, unless such person’s office is earlier vacated in accordance with the Maxar U.S. Certificate or Maxar U.S. Bylaws.

For additional information regarding the persons who will become the directors of Maxar U.S. following the U.S. Domestication, please refer to the information contained in Maxar Canada’s Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders filed on SEDAR and EDGAR on March 29, 2018, available under its profile on SEDAR at www.sedar.com, its profile at EDGAR at www.sec.gov or its website at www.maxar.com.

CORPORATE GOVERNANCE

The Maxar U.S. Board will be committed to the highest standards of corporate governance. To this end, the Maxar U.S. Board will adopt Corporate Governance Guidelines (“Governance Guidelines”) that provide specific provisions for the governance of the Maxar U.S. Board and Maxar U.S. The Maxar U.S. Board will also adopt a Code of Business Conduct and Ethics (“Code of Conduct”) applicable to all directors, officers and employees that represents Maxar U.S.’s commitment to the highest standards of ethics and integrity in the conduct of its business. The Maxar U.S. Bylaws, together with the Governance Guidelines, the Maxar U.S. Board committee charters and the Code of Conduct will serve as the governance and compliance framework of Maxar U.S. From the Effective Time, the Maxar U.S. Board intends to comply with the DGCL, the rules of the NYSE and SEC and applicable

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Canadian Securities Laws.

The NYSE rules require that listed company boards have at least a majority of independent directors. Each of Messrs. Phillips, Chookaszian, Cyprus, Estes, Kehler, Kenning, Mason and Zahler, and Mmes. Garver and Isham, representing ten of Maxar U.S.’s eleven future directors will be independent directors under the NYSE rules. Mr. Lance, who will be Maxar U.S.’s President and CEO, is the only member of the Maxar U.S. Board who will not be independent.

Committees of the Maxar U.S. Board

The Maxar U.S. Board will be responsible for providing oversight of Maxar U.S.’s business and affairs, including the Company’s strategic direction, as well as the management and financial and operational execution that can best perpetuate the success of the business and support the long-term interest of Maxar U.S. Stockholders. To effectively support its responsibilities, the Maxar U.S. Board will have four committees: an Audit Committee, a Human Resources and Management Compensation Committee, a Nominating and Corporate Governance Committee and a Risk Committee. These Maxar U.S. Board committees will carry out responsibilities in specific committee charters approved by the Maxar U.S. Board and consistent with applicable requirements of the NYSE and SEC. Each of the Maxar U.S. Board committees shall be empowered to retain independent advisors as necessary to fulfill their duties.

Audit Committee

The Audit Committee will be responsible for overseeing Maxar U.S.’s internal accounting function, the work of the independent auditor, the integrity of Maxar U.S.’s financial statements and compliance with legal and regulatory requirements. The Audit Committee will be established in accordance with Section 3(a)(58)(A) of the Exchange Act and each director on the Audit Committee will be independent within the meaning of NYSE listing standards and applicable rules and regulations of the SEC. Mr. Cyprus will be the Chair of the Audit Committee and Messrs. Phillips, Chookaszian, Kenning and Mason will be members of the Audit Committee following the U.S. Domestication. Messrs. Cyprus and Chookaszian will also each be designated as an “audit committee financial expert” as defined under the applicable SEC rules.

The Audit Committee will oversee Maxar U.S.’s corporate accounting and financial reporting process. Among other matters, the Audit Committee will evaluate the independent registered public accounting firm’s qualifications, independence and performance; determine the engagement of the independent registered public accounting firm; review and approve the scope of the annual audit and the audit fee; discuss with management and the independent registered public accounting firm the results of the annual audit and the review of Maxar U.S.’s quarterly consolidated financial statements; approve the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitor the rotation of partners of the independent registered public accounting firm on Maxar U.S.’s engagement team as required by law; review Maxar U.S.’s critical accounting policies and estimates; oversee the internal audit function and annually review the Audit Committee charter and the committee’s performance. The Audit Committee will operate under a written charter pursuant to applicable standards and rules of the SEC and NYSE.

Compensation Committee

The Compensation Committee will be responsible for overseeing the management of risks related to Maxar U.S.’s executive compensation plans and arrangements. Each director serving on the Compensation Committee will be independent within the meaning of the NYSE listing standards and applicable rules and regulations of the SEC. The Compensation Committee will operate under a written charter pursuant to applicable standards and rules of the SEC and the NYSE. Mr. Zahler will be Chair of the Compensation Committee and Messrs. Estes and Kehler and Mmes. Garver and Isham will be members of the Compensation Committee following the U.S. Domestication.

The Compensation Committee will review and recommend policies relating to compensation and benefits of Maxar U.S. executive officers and employees. The Compensation Committee will review and approve corporate goals and objectives relevant to compensation of the chief executive officer and other executive officers, evaluate the performance of these executives in light of those goals and objectives and set the compensation of these executives based on such evaluations. The Compensation Committee will also administer Maxar U.S.’s incentive and stock plans, including approving grants and other awards and making other decisions regarding the operation of such plans. The Compensation Committee will review and evaluate, at least annually, the performance of the

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Compensation Committee and its members, including compliance of the Compensation Committee with its charter. In fulfilling its responsibilities, the Compensation Committee will be permitted to delegate any or all of its responsibilities to a subcommittee of the Compensation Committee, but only to the extent consistent with the Maxar U.S. Certificate and Maxar U.S. Bylaws, NYSE rules and other applicable law.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be responsible for overseeing management of Maxar U.S.’s risks associated with the independence of the Maxar U.S. Board and potential conflicts of interest. Each director serving on the Nominating and Corporate Governance Committee will be independent within the meaning of the NYSE listing standards. Ms. Garver will be the Chair of the Nominating and Corporate Governance Committee and Messrs. Kenning, Mason, Phillips and Zahler will be members of the Nominating and Corporate Governance Committee following the U.S. Domestication.

The Nominating and Corporate Governance Committee will be responsible for making recommendations regarding candidates for directorships and the size and compensation of the Maxar U.S. Board. In addition, the Nominating and Corporate Governance Committee will be responsible for overseeing the Governance Guidelines and reporting and making recommendations concerning governance matters. The Nominating and Corporate Governance Committee will operate under a written charter that satisfies the applicable standards of the SEC and the NYSE.

Risk Committee

The Risk Committee is responsible for overseeing enterprise risk management for the Maxar U.S. Board. Its responsibilities include reviewing the Maxar U.S. Board’s identification of risks and their mitigation in light of the Company’s risk tolerance profile and business strategy, periodically reviewing the adequacy of the Maxar U.S. Board resources to perform its risk management responsibilities and achieve its objectives, meeting with the Maxar U.S. Board executive risk oversight committee, reviewing the Maxar U.S. Board’s performance under material agreements, reviewing the Maxar U.S. Board’s information technology and industrial security programs and reviewing the Maxar U.S. Board’s compliance with legal and regulatory requirements relating to business operations.

Mr. Chookaszian will be the Chair of the Risk Committee and Messrs. Cyprus, Estes and Kehler and Ms. Isham will be members of the Risk Committee following the U.S. Domestication.

DIRECTOR AND EXECUTIVE COMPENSATION

The director and executive compensation programs currently offered by Maxar Canada are described in Maxar Canada’s Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders filed on SEDAR and EDGAR on March 29, 2018, available under its profile on SEDAR at www.sedar.com, its profile at EDGAR at www.sec.gov or its website at www.maxar.com.

Maxar Canada previously announced that beginning in 2018, a metric for cash flow was incorporated into the short-term incentive program for management, in addition to revenue and adjusted EBITDA metrics, appropriately recognizing the increased debt and leverage resulting from the DigitalGlobe Transaction. Maxar Canada also previously announced that beginning in 2019, at least 50% of its long term incentive program awards for senior executives will include performance-based equity.

Additionally, in anticipation of the U.S Domestication, Maxar Canada’s Human Resources and Management Compensation Committee and its independent compensation advisors are reviewing Maxar Canada’s director and executive compensation programs. As a result of this review, the director and executive programs offered by Maxar U.S. following the U.S. Domestication may be different from the programs currently offered by Maxar Canada.

BENEFICIAL OWNERSHIP OF SECURITIES OF MAXAR U.S.

Maxar Canada will be the sole holder of Maxar U.S. Shares prior to the Effective Time. To the knowledge of the Maxar U.S. Board no person will beneficially own, directly or indirectly, or exercise control or discretion over 10% or more of any class of outstanding voting securities of Maxar U.S. as of the Effective Time.

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CONFLICTS OF INTEREST

Other than as disclosed in this Circular, no director or executive officer, nominee for election as a director or any Maxar Canada Shareholder will hold more than 10% of the voting rights attached to the Maxar U.S. Shares or an associate or affiliate of any of the foregoing in any transaction in the preceding financing year or any proposed or ongoing transaction which has or will materially affect Maxar U.S. or any of its Subsidiaries.

AUDITOR, REGISTRAR AND TRANSFER AGENT

The auditor of Maxar U.S. is KPMG LLP, Certified Public Accountants, Denver, Colorado (“KPMG U.S.”). The transfer agent and registrar for Maxar U.S. Shares will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

MATERIAL CONTRACTS

Except as described in this Circular, Maxar U.S. will not enter into any material contracts prior to the Effective Time. Since Maxar Canada’s last periodic filing, the only contracts that affect Maxar Canada or Maxar U.S. that could reasonably be regarded as material to a proposed investor, other than contracts entered into in the ordinary course of business, are as follows:

a)    the Arrangement Agreement;

b)    EnhancedView Follow-On Contract between DigitalGlobe and the U.S. National Reconnaissance Office dated September 1, 2018;

c)    Renewal of the Global Enhanced GEOINT Delivery Contract between DigitalGlobe and the U.S. National Geospatial-Intelligence Agency dated September 5, 2018; and

d)    Agreement between DigitalGlobe and the U.S. Defense Advanced Research Projects Agency dated September 24, 2018.

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Information Concerning Maxar Canada

GENERAL

Corporate Overview

Maxar Canada (formerly known as MacDonald, Dettwiler and Associates Ltd.) was incorporated on February 3, 1969 by letters patent under the Canada Corporations Act. The Company was subsequently continued under the Canada Business Corporations Act on May 3, 1976. On December 22, 1999, MacDonald, Dettwiler and Associates Ltd. amalgamated with MacDonald, Dettwiler Holdings Inc., and continued as MacDonald Dettwiler and Associates Ltd. On May 16, 2016, the Company was continued under the Business Corporations Act (British Columbia) and new Articles were adopted.  On October 5, 2017, the Articles of the Company were amended to change its name to Maxar Technologies Ltd.

Maxar Canada is a public company trading on the TSX and the NYSE under the ticker symbol “MAXR”. The registered office of the Company is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, and the principal place of business is located at 1300 W. 120th Avenue, Westminster, CO 80234.

Additional information about Maxar Canada can be found under its profile on SEDAR at www.sedar.com, its profile at EDGAR at www.sec.gov or its website at www.maxar.com. The information contained in, or that can be accessed through, Maxar Canada’s website is not intended to be incorporated into this Circular.

Business of Maxar Canada

Maxar Canada is a leading global provider of advanced space technology solutions for commercial and government markets, including satellites, Earth imagery, geospatial data and analytics. Following the acquisition of DigitalGlobe in October 2017, Maxar Canada has three reportable operating segments: Space Systems, Imagery and Services. Through these segments, Maxar Canada provides a wide range of products and services, including communication satellites and satellite subsystems, space-based, ground-based and airborne surveillance and intelligence solutions, as well as high-resolution Earth-imagery products and services. Our comprehensive capabilities in business and program management, systems engineering, systems integration, testing and support services address complex customer requirements through the full solutions life cycle. Maxar Canada’s established global customer base is served by approximately 6,400 employees operating from 31 locations in the United States, Canada, and internationally.

The Company’s non-Canadian operations had approximately 4,300 employees, none of whom were subject to collective bargaining agreements. The Company’s Canadian operations had approximately 2,100 employees.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Maxar Canada are specifically incorporated by reference into and form an integral part of this Circular:

1.	annual information form of Maxar Canada dated March 29, 2018 for the year ended December 31, 2017;

2.	audited consolidated financial statements of Maxar Canada and accompanying notes for the years ended December 31, 2017 and 2016 and the auditors’ report thereon;

3.	unaudited condensed consolidated interim financial statements of Maxar Canada for the six months ended June 30, 2018;

4.	management’s discussion and analysis of financial condition and results of operations of Maxar Canada for the year ended December 31, 2017;

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5.	management’s discussion and analysis of financial condition and results of operations of Maxar Canada for the six months ended June 30, 2018; and

6.	material change report of Maxar Canada filed on February 26, 2018.

Any documents of the type referred to above, any audited annual consolidated financial statements, unaudited interim consolidated financial statements and related management’s discussion and analysis of financial condition and results of operations, any material change reports (except confidential material change reports) and business acquisition reports filed by Maxar Canada with the various securities commissions or similar authorities in Canada or the U.S., which will subsequently be filed by Maxar Canada on SEDAR and EDGAR, after the date of the Circular and prior to the Effective Time, shall be deemed to be incorporated by reference into this Circular.

The foregoing documents may be viewed on SEDAR at www.sedar.com and EDGAR at www.sec.gov and are also available on request without charge from Maxar Canada’s Corporate Secretary by sending a written request to 1300 W. 120th Avenue, Westminster, CO 80234.

AUDITOR, REGISTRAR AND TRANSFER AGENT

KPMG U.S. is the auditor of Maxar Canada.  Computershare Investor Services Inc. is the registrar and transfer agent for the Maxar Canada Shares. Transfer of the Maxar Canada Shares can be effected at Computershare Investor Services Inc.’s principal offices in Vancouver, British Columbia and Toronto, Ontario.

DIVIDENDS

In 2010, the Maxar Canada Board began declaring a dividend, payable semi-annually at the end of March and September. Each quarter the Maxar Canada Board reviews the Company’s dividend in light of the Company’s other financial commitments before declaring the dividend.  Any decision to pay dividends on the Maxar Canada Shares in the future will be made by the Maxar Canada Board on the basis of the Company’s earnings, financial requirements and other factors existing at such future time.

The following table sets forth the details on the dividends declared in 2017 and 2018 and the total dividends per share declared on the Maxar Canada Shares in each of the last three most recently completed fiscal years:

Payment dates	Amount
March 31, 2017	C$0.37
June 30, 2017	C$0.37
September 29, 2017	C$0.37
December 29, 2017	C$0.37
March 28, 2018	C$0.37
June 29, 2018	C$0.37
September 28, 2018	C$0.37

Annualized dividends	Amount
2017	C$1.48 per common share
2016	C$1.48 per common share
2015	C$1.48 per common share

PRIOR SALES

Except as detailed below, within the last 12 months from the date of this Circular, no Maxar Canada Shares have been issued excluding Maxar Canada Shares purchased or sold pursuant to the exercise of options, warrants and conversion rights.

On June 15, 2018, Maxar Canada announced that it entered into an agreement (the “Settlement Agreement”) to settle all pending litigation with the former holders of 80,000 shares of DigitalGlobe Series A Convertible Preferred Stock (the “Preferred Stockholders”). Under the Settlement Agreement, the Preferred Stockholders received 2,206,464 Maxar Canada Shares, among other consideration.

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On July 16, 2018, Maxar Canada acquired Neptec Design Group Ltd., a leading electro-optical and electro-mechanical systems and high-performance intelligent Light Detection and Ranging company for C$42 million, comprised of approximately C$8million in cash and the balance in common shares of Maxar Canada.  The selling shareholders received an aggregate of 488,097 Maxar Canada Shares as consideration.

MARKET PRICE AND TRADING VOLUME OF MAXAR CANADA SHARES

The Maxar Canada Shares are listed on the TSX and the NYSE under the symbol “MAXR”.

The following table sets out the market price ranges and trading volumes on the TSX on a monthly basis for a period from October, 2017 to October, 2018:

Month	High Price (C$)	Low Price (C$)	Closing Price (C$)	Volume
October 2017	81.67	66.32	81.61	8,657,110
November 2017	81.88	76.42	81.26	2,907,620
December 2017	86.67	80.47	80.92	3,484,880
January 2018	80.88	77.53	77.62	4,727,560
February 2018	77.52	58.90	60.13	7,623,360
March 2018	65.30	55.83	59.58	7,796,330
April 2018	59.62	55.87	58.10	3,638,690
May 2018	65.62	55.71	62.00	3,655,940
June 2018	68.45	61.55	66.00	6,852,160
July 2018	72.62	63.13	63.75	4,522,350
August 2018	63.55	39.74	40.45	10,145,620
September 2018	48.65	37.91	42.54	7,968,130
October 2018 (through October 11)	43.32	37.50	38.17	2,826,550

The following table sets out the market price ranges and trading volumes on the NYSE on a monthly basis for a period from October, 2017 to October, 2018:

Month	High Price ($)	Low Price ($)	Closing Price ($)	Volume
October 2017(1)	63.83	53.43	63.30	4,280,580
November 2017	64.25	59.98	62.91	1,655,910
December 2017	67.30	63.31	64.32	5,126,740
January 2018	64.5	61.8	63.04	3,332,850
February 2018	63.13	45.98	46.88	5,328,588
March 2018	50.48	42.11	46.25	6,710,220
April 2018	46.27	44.43	45.31	2,642,287
May 2018	50.97	43.28	47.81	3,423,225
June 2018	52.74	47.46	50.52	14,543,022
July 2018	55.28	48.58	48.97	6,411,906
August 2018	40.25	30.76	31.05	9,216,550
September 2018	37.709	28.77	33.07	9,306,300
October 2018 (through October 11)	33.79	28.80	29.32	2,856,170

(1) Maxar Canada’s Shares began trading on the NYSE on October 5, 2017.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Circular, Maxar Canada is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer, nominee for election as a director or any Maxar Canada Shareholder holding more than 10% of the voting rights attached to the Maxar Canada Shares or an associate or affiliate of any of the foregoing in any transaction in the preceding financing year

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or any proposed or ongoing transaction of Maxar Canada which has or will materially affect Maxar Canada or any of its Subsidiaries.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon by Stikeman and Latham & Watkins LLP.

In July 2017, a DigitalGlobe shareholder filed a lawsuit in the U.S. District Court for the District of Colorado, naming DigitalGlobe, Maxar Canada, and the individual directors of DigitalGlobe at the time of the DigitalGlobe Transaction as defendants. On February 12, 2018, the plaintiff filed a voluntary motion to dismiss.

Additional lawsuits arising out of or relating to the Merger Agreement or the DigitalGlobe Transaction may be filed in the future.

In October 2017, Foros Advisors LLC (“Foros”) filed a lawsuit in the U.S. District Court for the Southern District of New York, naming DigitalGlobe as the defendant. In December 2017, Foros filed an amended complaint in the lawsuit. The amended complaint alleges that DigitalGlobe breached a contract with Foros by not offering Foros the opportunity to serve as advisor to DigitalGlobe in connection with the DigitalGlobe Transaction. The lawsuit sought damages in an amount not less than $18 million for this alleged breach, plus pre-judgment interest. On January 8, 2018, DigitalGlobe filed a motion to dismiss the amended complaint, which was granted on September 21, 2018. Foros had a right to file an amended complaint within twenty-one days of the ruling on the motion to dismiss, however, no such amended complaint was filed and the court will dismiss the case with prejudice.

In November 2017, the Preferred Stockholders and certain purported former holders of shares of DigitalGlobe common stock filed petitions for appraisal of the value of their purported holdings of DigitalGlobe common and preferred stock as of the date of the DigitalGlobe Transaction. DigitalGlobe is named as the respondent in the lawsuits, and filed answers to the lawsuits in December 2017. On June 15, 2018, the Company entered into the Settlement Agreement with the Preferred Stockholders. Under the Settlement Agreement, the Preferred Stockholders received (i) 2,206,464 Maxar Canada Shares; and (ii) a payment in cash for the interest that has accrued on the merger consideration from the closing of the DigitalGlobe Transaction. It is too early to predict the outcome of the litigation or a reasonable range of potential losses related to the remaining appraisal proceedings.

In 2014, the Company declared force majeure with respect to the ground infrastructure of the Ukraine communication satellite program. There has been no significant development on the program following the force majeure. The Company has completed work on the spacecraft, which is in storage. With the force majeure in place and no new funding available at present to address the force majeure impact, any other further work on the program is uncertain. Earlier this year, the Ukrainian customer commenced an arbitration regarding this contract seeking recovery from the Company under the contract in the amount of approximately $225.0 million. On July 20, 2018, the Ukrainian customer filed its statement of claim in connection with the arbitration seeking recovery from the Company under the contract in the amount of approximately $227.0 million. While the Company intends to vigorously defend the claims made in connection with the arbitration, it is too early to predict the outcome of this arbitration or a reasonable range of potential recoveries by the Ukrainian customer.

The Company is a party to various other legal proceedings and claims that arise in the ordinary course of business as either a plaintiff or defendant. The Company analyzes all legal proceedings and the allegations therein. The outcome of any of these other proceedings, either individually or in the aggregate, is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

INTERESTS OF EXPERTS

The Company’s consolidated financial statements for the most recently completed financial year have been audited by KPMG LLP, Chartered Professional Accountants, of Vancouver, British Columbia (“KPMG Canada”).  Effective July 29, 2018, KPMG Canada resigned as the Company’s auditor and KPMG U.S. was appointed as the Company’s auditor to fill the vacancy.  Both KPMG Canada and KPMG U.S. have advised Maxar Canada that they are independent with respect of Maxar Canada within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any other standards or applicable legislation or regulation.

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Comparison of Shareholder Rights

Your rights as a Maxar Canada Shareholder and the powers of the Maxar Canada Board are governed by British Columbia law and Maxar Canada’s notice of articles and articles. As a result of the U.S. Domestication, you will become a stockholder of Maxar U.S., and your rights and the powers of the Maxar U.S. Board will be governed by Delaware law and the Maxar U.S. Certificate and Maxar U.S. Bylaws as they will be in effect upon the completion of the U.S. Domestication. See Appendix G to this Circular for a summary comparison of the rights of Maxar Canada Shareholders and Maxar U.S. Stockholders.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations in respect of the Arrangement generally applicable to a Maxar Canada Shareholder who is the beneficial owner of Maxar Canada Shares and who, for the purposes of the Canadian Tax Act and at all relevant times, holds Maxar Canada Shares, and will hold any Maxar U.S. Shares, as capital property, and who deals at arm’s length with, and is not affiliated with, any of Maxar Canada, AcquisitionCo, or Maxar U.S. (a “Holder”).

Maxar Canada Shares and Maxar U.S. Shares will generally constitute capital property to a Holder thereof unless the Holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Maxar Canada Shareholders who are resident in Canada for purposes of the Canadian Tax Act and whose Maxar Canada Shares might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the Canadian Tax Act to have such shares and every “Canadian security” (as such term is defined in the Canadian Tax Act) owned by such Maxar Canada Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Maxar Canada Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) is available or advisable in their particular circumstances.

This summary does not apply to a Holder in respect of whom Maxar U.S. is or will be a foreign affiliate within the meaning of the Canadian Tax Act. This summary is also not applicable to a Holder that is a corporation resident in Canada or a corporation that does not deal at arm’s length, for purposes of the Canadian Tax Act, with a corporation resident in Canada, and is, or becomes, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Canadian Tax Act. Such Holders should consult their own tax advisors.

This summary is not applicable to a Holder: (a) that is a “financial institution” (as such term is defined in the Canadian Tax Act) for purposes of the mark-to-market rules; (b) an interest in which is a “tax shelter investment” (as such term is defined in the Canadian Tax Act); (c) that reports its “Canadian tax results” in a currency other than Canadian currency; (d) that is a “specified financial institution” (as such term is defined in the Canadian Tax Act); (e) that enters into a “derivative forward agreement” (as such term is defined in the Canadian Tax Act) with respect to their Maxar Canada Shares or Maxar U.S. Shares; or (f) who acquired their Maxar Canada Shares under or in connection with a Company Equity Plan or any other equity based compensation arrangement. Such Holders should consult their own tax advisors.

This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and counsel’s understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”). No assurances can be given that the Tax Proposals will be enacted as proposed, if at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices or assessing policies of the CRA. This

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summary does not take into account tax legislation of any province, territory or foreign jurisdiction, which may differ from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Maxar Canada Shareholder. Accordingly, Maxar Canada Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of disposing of their Maxar Canada Shares pursuant to the Arrangement, and holding and disposing of Maxar U.S. Shares, having regard to their own particular circumstances.

HOLDERS RESIDENT IN CANADA

The following portion of this summary is applicable to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Canadian Tax Act and any applicable income tax treaty or convention (a “Canadian Holder”).

Disposition of Maxar Canada Shares pursuant to the Arrangement

A Canadian Holder who disposes of Maxar Canada Shares to AcquisitionCo and receives Maxar U.S. Shares as consideration will be considered to have disposed of such Maxar Canada Shares for proceeds of disposition equal to the fair market value, at the time of acquisition, of such Maxar U.S. Shares. Such Holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of such Maxar Canada Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of such Maxar Canada Shares. See “– Taxation of Capital Gain or Capital Loss”, below.

The cost to the Canadian Holder of Maxar U.S. Shares acquired as consideration for such Holder’s Maxar Canada Shares will be equal to the fair market value, at the time of acquisition, of such Maxar U.S. Shares.

Dividends on Maxar U.S. Shares Following the Arrangement

Dividends on Maxar U.S. Shares will be required to be included in the Canadian Holder’s income for the purposes of the Canadian Tax Act. Such dividends received by a Canadian Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act. A Canadian Holder that is a corporation will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income.

Any U.S. non-resident withholding tax on such dividends generally should be eligible, subject to certain limitations under the Canadian Tax Act, to be credited against the Canadian Holder’s income tax or deducted from income.

Disposition of Maxar U.S. Shares Following the Arrangement

A disposition or deemed disposition of Maxar U.S. Shares by a Canadian Holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of such Maxar U.S. Shares immediately before the disposition. See “– Taxation of Capital Gain or Capital Loss”.

Taxation of Capital Gain or Capital Loss

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder in a taxation year must be included in computing the income of that Holder, and one-half of any capital loss (an “allowable capital loss”) realized by a Canadian Holder in a taxation year must be applied to reduce taxable capital gains realized by the Canadian Holder in that year. Allowable capital losses for the year in excess of taxable capital gains generally may be applied by the Canadian Holder to reduce net taxable capital gains realized in any of the three preceding years or in any subsequent year, subject to the detailed provisions of the Canadian Tax Act.

Capital gains realized by an individual or trust, other than certain trusts, may be relevant for purposes of calculating liability for alternative minimum tax under the Canadian Tax Act.

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In the case of a Canadian Holder that is a corporation, the amount of any capital loss arising on a disposition, or deemed disposition, of any Maxar Canada Share may be reduced by the amount of dividends received, or deemed to have been received, by it on such share. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any shares.

Additional Refundable Tax

A Canadian Holder that is a Canadian-controlled private corporation (as such term is defined in the Canadian Tax Act) is liable for tax, a portion of which may be refundable, on certain investment income, including taxable capital gains and dividends on Maxar U.S. Shares.

Foreign Property Information Reporting

A Canadian Holder that is a “specified Canadian entity” (as such term is defined in the Canadian Tax Act) for a taxation year or fiscal period whose total cost amount of “specified foreign property” (as such term is defined in the Canadian Tax Act), which includes the Maxar U.S. Shares, at any time in the year or fiscal period exceeds C$100,000, is required to file an information return for the year or period disclosing prescribed information in respect of such property. Such holders are advised to consult their tax advisors.

Dissenting Shareholders

A Canadian Holder that properly exercises Dissent Rights will dispose of its Maxar Canada Shares to Maxar Canada and will be entitled to be paid the fair value of such Maxar Canada Shares by Maxar Canada. Although not free from doubt, such Canadian Holder may be deemed to have received a taxable dividend equal to the amount by which the amount received (other than that portion that is in respect of interest, if any, awarded by the court) exceeds the paid-up capital for tax purposes of the Maxar Canada Shares held by such Canadian Holder immediately before the Effective Time.

In the case of a Canadian Holder that is an individual, the amount of any such deemed dividend will be subject to the normal dividend gross-up and tax credit rules generally applicable to dividends received from a corporation resident in Canada, including the enhanced gross-up and dividend tax credit if such dividends are designated as “eligible dividends” by Maxar Canada. Taxable dividends received by a Canadian Holder that is an individual or a trust may increase such Canadian Holder’s liability for alternative minimum tax.

In the case of a Canadian Holder that is a corporation, the amount of any such deemed dividend will generally be included in the Canadian Holder’s income for the taxation year in which such dividend is deemed to be received and generally will be deductible in computing the Canadian Holder’s taxable income. In certain circumstances, subsection 55(2) of the Canadian Tax Act will treat a taxable dividend received by a Canadian Holder that is a corporation as proceeds of disposition or a capital gain. Canadian Holders that are corporations should consult their own tax advisors having regard to their own circumstances.  A Canadian Holder that is a “private corporation” (as defined in the Canadian Tax Act) or any other corporation resident in Canada controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax on any such deemed taxable dividend to the extent such deemed dividend is deductible in computing the Canadian Holder’s taxable income for the year.

A Canadian Holder who properly exercises its Dissent Rights will also generally realize a capital gain (or a capital loss) on the disposition of Maxar Canada Shares to Maxar Canada to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to such Holder. For purposes of determining a Canadian Holder’s capital gain (or capital loss) on the disposition of a Maxar Canada Share to Maxar Canada on the exercise of Dissent Rights, the Canadian Holder’s proceeds of disposition will be equal to the amount received less the amount of any deemed dividend, as described above, and interest, if any, awarded by the court.  See “ – Taxation of Capital Gain or Capital Loss”.

Interest, if any, awarded to a Canadian Holder by the court will be included in the Canadian Holder’s income for the purposes of the Canadian Tax Act.

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Canadian Holders should consult their own tax advisors for advice regarding the tax consequences of exercising their Dissent Rights.

HOLDERS NOT RESIDENT IN CANADA

The following portion of the summary is applicable to a Holder who, for purposes of the Canadian Tax Act and any applicable income tax convention, at all relevant times, has not been and will not be resident or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, the Maxar Canada Shares in carrying on a business in Canada (a “Non-Canadian Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer carrying on business in Canada and elsewhere.

Disposition of Maxar Canada Shares Pursuant to the Arrangement

A Non-Canadian Holder will generally realize a capital gain (or a capital loss) on the disposition of Maxar Canada Shares to AcquisitionCo to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to such Holder.  A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such Non-Canadian Holder on a disposition of a Maxar Canada Share unless the Maxar Canada Share constitutes “taxable Canadian property” (as defined in the Canadian Tax Act) of the Non-Canadian Holder at the time of disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, Maxar Canada Shares will not constitute taxable Canadian property of a Non-Canadian Holder at a particular time provided that such shares are listed at that time on a designated stock exchange (which currently includes the TSX and the NYSE), unless at any particular time during the 60-month period that ends at that time, (A) the Maxar Canada Shares derived more than 50% of their fair market value, directly or indirectly, from one or any combination of: (a) real or immoveable properties situated in Canada, (b) “timber resource property” (as such term is defined in the Canadian Tax Act), (c) “Canadian resource property” (as such term is defined in the Canadian Tax Act) or (d) options in respect of, or interests in, or for civil law, rights in, any of the foregoing property, whether or not the property exists, and (B) 25% or more of the issued shares of any class or series of the capital stock of Maxar Canada were owned by the Non-Canadian Holder, persons with whom the Non-Canadian Holder did not deal at arm’s length, partnerships in which the Non-Canadian Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Canadian Holder together with all such persons.  Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, Maxar Canada Shares could be deemed to be taxable Canadian property to a Non-Canadian Holder.

In the event that the Maxar Canada Shares constitute or are deemed to constitute taxable Canadian property to a Non-Canadian Holder, the Non-Canadian Holder may be entitled to relief under the provisions of an applicable income tax treaty or convention. Non-Canadian Holders whose Maxar Canada Shares may be taxable Canadian property should consult with their own tax advisors.

Dissenting Non-Canadian Holders

A Non-Canadian Holder that properly exercises Dissent Rights in respect of its Maxar Canada Shares will dispose of its Maxar Canada Shares to Maxar Canada and will be entitled to be paid the fair value of such Maxar Canada Shares by Maxar Canada. Although not free from doubt, such Non-Canadian Holder may be deemed to have received a taxable dividend equal to the amount by which the amount received (other than that portion that is in respect of interest, if any, awarded by the court) exceeds the paid-up capital for tax purposes of the Maxar Canada Shares held by such Non-Canadian Holder immediately before the Effective Time.

A Non-Canadian Holder will be subject to Canadian withholding tax on the amount of any dividend deemed to be received by such Non-Canadian Holder. Under the Canadian Tax Act, the rate of withholding is 25% of the gross amount of the dividend. The withholding rate may be reduced pursuant to the provisions of an applicable income tax treaty or convention to which Canada is a party. Under the Canada–United States Tax Convention (the “Treaty”) the withholding rate on any such dividend beneficially owned by a Non-Canadian Holder who is a resident of the United States for purposes of the Treaty and fully entitled to the benefits of such Treaty is generally reduced to 15%.

A Non-Canadian Holder who properly exercises its Dissent Rights will also generally realize a capital gain (or a capital loss) on the disposition of Maxar Canada Shares to Maxar Canada to the extent that the proceeds of

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disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to such Holder. For purposes of determining a Non-Canadian Holder’s capital gain (or capital loss) on the disposition of a Maxar Canada Share to Maxar Canada on the exercise of Dissent Rights, the Non-Canadian Holder’s proceeds of disposition will be equal to the amount received less the amount of any deemed dividend, as described above, and interest, if any, awarded by the court.  A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such Non-Canadian Holder on a disposition of a Maxar Canada Share unless the Maxar Canada Share constitutes “taxable Canadian property” (as defined in the Canadian Tax Act) of the Non-Canadian Holder at the time of disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention.  See “ – Disposition of Maxar Canada Shares Pursuant to the Arrangement”.

Interest, if any, awarded by the court to a Non-Canadian Holder should generally not be subject to Canadian withholding tax under the Canadian Tax Act.

Non-Canadian Holders should consult their own tax advisors for advice regarding the tax consequences of exercising their Dissent Rights.

ELIGIBILITY FOR INVESTMENT

Provided the Maxar U.S. Shares are listed on a designated stock exchange (which currently includes the TSX and the NYSE), the Maxar U.S. Shares would, on the date of issuance, be qualified investments on such date under the Canadian Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), deferred profit sharing plan (“DPSP”), registered disability savings plan (“RDSP”) or tax-free savings account (“TFSA”).

Notwithstanding the foregoing, if the Maxar U.S. Shares are a “prohibited investment” for a TFSA, RRSP, RRIF, RESP or RDSP, the holder of the TFSA or RDSP, the annuitant of the RRSP or RRIF, or the subscriber of the RESP, as the case may be, will be subject to a penalty tax as set out in the Canadian Tax Act. Provided that, for purposes of the Canadian Tax Act, the holder, annuitant, or subscriber, as the case may be, deals at arm’s length with Maxar U.S. and does not have a “significant interest” (as defined in the Canadian Tax Act for purposes of the prohibited investment rules) in Maxar U.S., the Maxar U.S. Shares will not be a “prohibited investment” for such RRSPs, RRIFs, RESPs, RDSPs and TFSAs, as the case may be, under the Canadian Tax Act.

Nothing in the Arrangement prior to the disposition of the Maxar Canada Shares will, in and of itself, cause the Maxar Canada Shares to cease to be a qualified investment under the Canadian Tax Act for trusts governed by RRSPs, RRIFs, RESPs, DPSPs, RDSPs and TFSAs.

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Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations (i) to U.S. Holders and Non-U.S. Holders (each as defined below) of the Arrangement and (ii) to Non-U.S. Holders (as defined below) of owning and disposing of Maxar U.S. Shares received pursuant to the Arrangement.

This discussion is based on and subject to the Code, the Treasury Regulations promulgated thereunder (“Treasury Regulations”), published guidance of the U.S. Internal Revenue Service (the “IRS”) and court decisions, in each case, as of the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations.

The following discussion assumes that the Arrangement will be consummated as described in this Circular and applies only to U.S. Holders and Non-U.S. Holders that hold their Maxar Canada Shares, and to Non-U.S. Holders that will hold their Maxar U.S. Shares received pursuant to the Arrangement, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to any particular holders in light of their personal circumstances, including any tax consequences arising under the Medicare contribution tax on net investment income, or to any holders subject to special treatment under the Code, such as:

•                  banks, thrifts, mutual funds and other financial institutions;

•                  real estate investment trusts and regulated investment companies;

•                  traders in securities who elect to apply a mark-to-market method of accounting;

•                  brokers or dealers in securities;

•                  tax-exempt organizations or governmental organizations;

•                  insurance companies;

•                  dealers or brokers in securities or foreign currency;

•                  individual retirement and other deferred accounts;

•                  U.S. Holders whose functional currency is not the U.S. dollar;

•                  U.S. expatriates and former citizens or long-term residents of the United States;

•     “passive foreign investment companies” or “controlled foreign corporations”, and corporations that accumulate earnings to avoid U.S. federal income tax;

•                  persons subject to the alternative minimum tax;

•                  persons who hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

•                  persons who purchase or sell their shares as part of a wash sale for tax purposes;

•                  “S corporations”, partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein); and

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•                  persons who properly exercise or are deemed to exercise their Dissent Rights with respect to their Maxar Canada Shares.

This discussion also does not address any considerations under the U.S. federal tax laws other than those pertaining to the income tax, nor does it address any state, local or non-U.S. tax considerations. We do not intend to seek any rulings from the IRS with respect to the Arrangement, and there can be no assurance that the IRS will not take a position contrary to the tax consequences described herein or that such a contrary position would not be sustained by a court.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds Maxar Canada Shares or, after the completion of the Arrangement, Maxar U.S. Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the Arrangement and of the ownership and disposition of Maxar U.S. Shares.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS OF MAXAR CANADA SHARES OR, AFTER THE COMPLETION OF THE ARRANGEMENT, MAXAR U.S. SHARES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT AND OF THE OWNERSHIP AND DISPOSITION OF MAXAR U.S. SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. HOLDERS

Definition of U.S. Holder

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Maxar Canada Shares or, after the completion of the Arrangement, Maxar U.S. Shares received in the Arrangement, that for U.S. federal income tax purposes is or is treated as any of the following:

•                  an individual who is a citizen or resident of the United States;

•                a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•                  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•                a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Certain U.S. Federal Income Tax Considerations of the Arrangement to U.S. Holders

F Reorganization

It is intended that the exchange of Maxar Canada Shares for Maxar U.S. Shares, taken together with the Amalgamation, qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization”).

The Arrangement is not conditioned on the receipt of a tax opinion, and we do not intend to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Arrangement. Consequently, no assurance can be given that the IRS will not challenge the qualification of the Arrangement as an F Reorganization, or that a court would not sustain such challenge.

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Assuming that (i) the exchange of Maxar Canada Shares for Maxar U.S. Shares, taken together with the Amalgamation, qualifies as an F Reorganization, and (ii) Maxar Canada is not and has not been a passive foreign investment company (“PFIC”) during the applicable holding period (as discussed below under “—Passive Foreign Investment Company Status”), a U.S. Holder that exchanges Maxar Canada Shares for Maxar U.S. Shares pursuant to the Arrangement generally will not recognize taxable gain or loss upon such exchange for U.S. federal income tax purposes except as described under “Effects of Code Section 367” below.

Effects of Code Section 367

Code Section 367 applies to certain non-recognition transactions involving foreign corporations and has the effect of imposing income tax on certain U.S. persons in connection with transactions that would otherwise be tax-free. Code Section 367 would apply to the Arrangement under the circumstances discussed below if the Arrangement otherwise qualifies as an F Reorganization.

U.S. Holders That Own Maxar Canada Shares with a Fair Market Value of Less Than $50,000

A U.S. Holder who, at the time of the Arrangement, beneficially owns Maxar Canada Shares with a fair market value of less than $50,000 should not be required to recognize any gain or loss under Code Section 367(b) in connection with the Arrangement, and generally should not be required to include any part of the “all earnings and profits amount” in income as discussed under “—U.S. Holders That Own Maxar Canada Shares with a Fair Market Value of $50,000 or More” below. Such U.S. Holder generally:

•                  will not recognize a gain or loss with respect to their Maxar Canada Shares;

•                  will have an aggregate tax basis in Maxar U.S. Shares received pursuant to the Arrangement equal to such U.S. Holder’s aggregate tax basis in the Maxar Canada Shares surrendered in exchange therefor; and

•      will have a holding period for Maxar U.S. Shares received pursuant to the Arrangement that includes such holder’s holding period for the Maxar Canada Shares surrendered in exchange therefor pursuant to the Arrangement.

U.S. Holders That Own Maxar Canada Shares with a Fair Market Value of $50,000 or More

A U.S. Holder who, at the time of the Arrangement, is not a 10% U.S. Holder (as defined below) and beneficially owns Maxar Canada Shares with a fair market value of $50,000 or more must either recognize a gain (if any), but not a loss, with respect to the Arrangement or, in the alternative, may elect to recognize the “all earnings and profits amount” attributable to such holder.

Unless such U.S. Holder makes the “all earnings and profits” election, such holder generally:

•                  will recognize a gain (if any), but not a loss, with respect to their Maxar Canada Shares in an amount equal to the difference between the fair market value of Maxar U.S. Shares received and such holder’s adjusted tax basis in their Maxar Canada Shares surrendered in exchange therefor pursuant to the Arrangement, and such gain would be capital gain, and should be long-term capital gain if the U.S. Holder held the Maxar Canada Shares for longer than one year;

•                  will have an aggregate tax basis in Maxar U.S. Shares received pursuant to the Arrangement equal to such U.S. Holder’s aggregate tax basis in the Maxar Canada Shares surrendered in exchange therefor, increased by the amount of taxable gain, if any, recognized by such U.S. Holder pursuant to the Arrangement; and

•      will have a holding period for Maxar U.S. Shares received pursuant to the Arrangement that includes such holder’s holding period for the Maxar Canada Shares surrendered in exchange therefor pursuant to the Arrangement.

U.S. Holders who acquired different blocks of Maxar Canada Shares at different times or different prices should consult their tax advisors as to the determination of the tax bases and holding periods of the Maxar U.S. Shares received in the Arrangement.

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If a U.S. Holder makes the “all earnings and profits” election, such holder will be required to include in income as a dividend the “all earnings and profits amount” (within the meaning of Treasury Regulations Section 1.367(b)-2(d)) attributable to the Maxar Canada Shares owned directly by such U.S. Holder. The “all earnings and profits amount” attributable to Maxar Canada Shares held by a U.S. Holder will generally depend on Maxar Canada’s accumulated earnings and profits from the date that the shares were acquired through the Effective Date. Maxar Canada management believes that Maxar Canada had substantial earnings and profits in fiscal years prior to 2018, and currently anticipates that it will accumulate positive earnings and profits in 2018. However, no assurance can be given that the IRS will agree with the Company’s calculations of its earnings and profits. A U.S. Holder can request further information regarding such holder’s “all earnings and profits amount” by contacting Maxar Canada at redomicile@maxar.com.

U.S. Holders should consult their own tax advisors regarding whether to make the “all earnings and profits” election and, if advisable, the appropriate filing requirements with respect to this election.

10% U.S. Holders

A U.S. Holder who, at the time of the Arrangement, beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of Maxar Canada Shares entitled to vote or 10% or more of the total value of Maxar Canada Shares (a “10% U.S. Holder”) is subject to special rules that generally require such 10% U.S. Holder to include in income as a dividend the “all earnings and profits amount” (within the meaning of Treasury Regulations Section 1.367(b)-2(d)) attributable to the Maxar Canada Shares owned directly by such U.S. Holder unless an exclusion applies.

10% U.S. Holders should consult their own tax advisors regarding the “all earnings and profits” inclusion and any special rules that may apply to such holders.

Failure to Qualify as an F Reorganization

If the Arrangement fails to qualify as an F Reorganization (as described under “—F Reorganization”), a U.S. Holder generally:

•                  will recognize a gain or loss with respect to their Maxar Canada Shares in an amount equal to the difference between the fair market value of Maxar U.S. Shares received and such holder’s adjusted tax basis in their Maxar Canada Shares surrendered in exchange therefor pursuant to the Arrangement, and such gain would be capital gain, and should be long-term capital gain if such holder held the Maxar Canada Shares for longer than one year;

•                  will have an adjusted tax basis in Maxar U.S. Shares received pursuant to the Arrangement equal to the fair market value of such shares on the date of the Arrangement; and

•      will have a holding period for Maxar U.S. Shares that begins on the day following the date of the Arrangement.

Passive Foreign Investment Company Status

In addition to the discussion under “Effect of Code Section 367” and “Failure to Qualify as an F Reorganization” above, the Arrangement might be a taxable event to a U.S. Holder if Maxar Canada is, or ever was, a PFIC under Code Section 1297 during such U.S. Holder’s holding period.

Maxar Canada believes that it was not a PFIC (generally, a foreign corporation that has a specified percentage of “passive” income or assets in a taxable year, after the application of certain “look-through” rules) for U.S. federal income tax purposes for its 2017 taxable year or any prior taxable year and does not expect to be a PFIC for its 2018 taxable year. Accordingly, the Arrangement is not expected to be a taxable event for a U.S. Holder based on an application of the PFIC rules. However, the determination of whether a foreign corporation is or was a PFIC in any taxable year is a factual determination that relies upon information from prior taxable years that may not be fully available and rules for which there is little administrative or judicial authority on which to rely to make a determination. Hence, Maxar Canada cannot guarantee, and the IRS might not agree, that Maxar Canada is not or was not a PFIC in any taxable year.

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However, if Maxar Canada was a PFIC for any taxable year during which a U.S. Holder held Maxar Canada Shares, certain adverse tax consequences, including recognition of gain and application of an interest charge, could apply to such U.S. Holder as a result of the Arrangement, unless an exception under the relevant Treasury Regulations can be relied upon. Specifically, Section 1291(f) of the Code generally requires that, to the extent provided in regulations, a United States person who disposes of stock of a PFIC recognizes gain notwithstanding any provision of law. No final Treasury Regulations have been promulgated under this statute. Proposed Treasury Regulations were promulgated in 1992 with a retroactive effective date. If finalized in their current form, these regulations would generally require gain recognition by United States persons exchanging Maxar Canada Shares for Maxar U.S. Shares, if Maxar Canada were classified as a PFIC at any time during such United States person’s holding period in such stock and such person had not made either a “qualified electing fund” election under Code Section 1295 for the first taxable year in which such U.S. Holder owned Maxar Canada Shares or in which Maxar Canada was a PFIC, whichever is later, or a “mark-to-market” election under Code Section 1296. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of computational rules designed to offset the tax deferral to such stockholders on our undistributed earnings. However, we are unable to predict at this time whether, in what form, and with what effective date, final Treasury Regulations under Code Section 1291(f) will be adopted.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to backup withholding in respect of Maxar U.S. Shares received in connection with the Arrangement. Backup withholding can be avoided if such U.S. Holder furnishes a properly completed and executed IRS Form W-9, or otherwise establishes an exemption. Information reporting may apply in respect of Maxar U.S. Shares received in connection with the Arrangement, regardless of whether any tax was actually withheld.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

NON-U.S. HOLDERS

Definition of Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” means a beneficial owner of Maxar Canada Shares or, after the completion of the Arrangement, Maxar U.S. Shares received in the Arrangement, that is an individual, corporation, estate or trust and, in each case, is not a U.S. Holder.

Certain U.S. Federal Income Tax Considerations of the Arrangement to Non-U.S. Holders

F Reorganization

Assuming that the exchange of Maxar Canada Shares for Maxar U.S. Shares, taken together with the Amalgamation, qualifies as an F Reorganization, a Non-U.S. Holder that receives Maxar U.S. Shares pursuant to the Arrangement will not recognize any gain or loss with respect to the receipt of such Maxar U.S. Shares for U.S. federal income tax purposes.

Such Non-U.S. Holder will, for U.S. federal income tax purposes, have an aggregate tax basis in the Maxar U.S. Shares received pursuant to the Arrangement equal to the aggregate tax basis of the Maxar Canada Shares surrendered in exchange therefor by such holder pursuant to the Arrangement. The holding period for Maxar U.S. Shares received pursuant to the Arrangement will include the Non-U.S. Holder’s holding period for the Maxar Canada Shares surrendered in exchange therefor.

Failure to Qualify as an F Reorganization

If the exchange of Maxar Canada Shares for Maxar U.S. Shares, taken together with the Amalgamation, does not qualify as an F Reorganization, a Non-U.S. Holder generally would not be subject to U.S. federal income tax on any gain recognized pursuant to the exchange except in the situations described in the first two bullet points below under the heading “—Certain U.S. Federal Income Tax Considerations of the Ownership and Disposition of Maxar U.S. Shares to Non-U.S. Holders – Dispositions of Maxar U.S. Shares.”

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Information Reporting and Backup Withholding

A Non-U.S. Holder that holds Maxar Canada Shares within the U.S. or through certain U.S.-related brokers may be subject to backup withholding in respect of Maxar U.S. Shares received in connection with the Arrangement. Backup withholding can be avoided if such holder furnishes an appropriate and properly completed and executed IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable documentation, or otherwise establishes an exemption. Information reporting may apply in respect of Maxar U.S. Shares received in connection with the Arrangement, regardless of whether any tax was actually withheld.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Certain U.S. Federal Income Tax Considerations of the Ownership and Disposition of Maxar U.S. Shares to Non-U.S. Holders

Dividends and Other Distributions on Maxar U.S. Shares

Any distribution made by Maxar U.S. to a Non-U.S. Holder with respect to Maxar U.S. Shares will generally constitute a dividend for U.S. federal income tax purposes to the extent that such distribution is paid out of Maxar U.S.’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds Maxar U.S.’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess will be treated first as a tax-free return of the Non-U.S. Holder’s tax basis in the Maxar U.S. Shares, and then, to the extent such excess amount exceeds the Non-U.S. Holder’s tax basis in the Maxar U.S. Shares, as capital gain.

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder with respect to such Non-U.S. Holder’s Maxar U.S. Shares generally will be subject to U.S. federal withholding tax at a rate of 30% (or a lower rate specified by an applicable income tax treaty, provided that the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying its qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty and the procedures for claiming such benefits.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder generally will not be subject to the 30% U.S. federal withholding tax described in the previous paragraph provided that the Non-U.S. Holder furnishes a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Any such effectively connected dividends will instead be subject to U.S. federal income tax on a net income basis at regular graduated tax rates, generally in the same manner as if such Non-U.S. Holder were a United States person. A Non-U.S. Holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or a lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Dispositions of Maxar U.S. Shares

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale, taxable exchange or other taxable disposition of Maxar U.S. Shares, unless:

•                 the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, such gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States);

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•                  the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•                  the Maxar U.S. Shares constitute a U.S. real property interest (“USRPI”) by reason of Maxar U.S. being, or having been, a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any applicable time within the shorter of the five-year period preceding the Non-U.S. Holder’s disposition of the Maxar U.S. Shares or the Non-U.S. Holder’s holding period for the Maxar U.S. Shares.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at regular graduated tax rates, generally in the same manner as if such Non-U.S. Holder were a United States person. A Non-U.S. Holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above generally will be subject to U.S. federal income tax at a rate of 30% (or a lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we currently do not anticipate Maxar U.S. being or becoming a USRPHC. However, because the determination at any time of whether Maxar U.S. is a USRPHC will depend on the fair market value of its USRPIs relative to the fair market value of its non-U.S. real property interests and other trade or business assets, there can be no assurance that Maxar U.S. will not be or become a USRPHC in the future. Even if Maxar U.S. were to be or become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of Maxar U.S. Shares will not be subject to U.S. federal income tax if Maxar U.S. Shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder did not own, actually or constructively, more than 5% of the Maxar U.S. Shares at any time during the shorter of the five-year period ending on the date of the sale or other taxable disposition of the Maxar U.S. Shares or the Non-U.S. Holder’s holding period for the Maxar U.S. Shares.

Information Reporting and Backup Withholding

Payments of dividends on Maxar U.S. Shares will not be subject to backup withholding, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either properly certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable documentation, or otherwise establishes an exemption. However, information reporting will apply in connection with any dividends on Maxar U.S. Shares paid to a Non-U.S. Holder, regardless of whether any tax was actually withheld.

Proceeds of a sale or other taxable disposition of Maxar U.S. Shares within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that the holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of Maxar U.S. Shares conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 through 1474 of the Code (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) on certain types of payments made to non-U.S. financial

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institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, Maxar U.S. Shares paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Such certification or exemption must typically be evidenced by a Non-U.S. Holder’s delivery of a properly executed IRS Form W-8BEN-E. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States relating to FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA currently applies to payments of dividends on Maxar U.S. Shares, and will apply to payments of gross proceeds from the sale or other disposition of Maxar U.S. Shares effected on or after January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in Maxar U.S. Shares.

THE U.S. FEDERAL INCOME TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

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Risk Factors

An investment in the Maxar U.S. Shares is subject to a number of risks.  Prior to making any decision as to whether or not to vote in favor of the Arrangement Resolution, prospective investors should carefully consider risk factors associated with any investment in the Maxar U.S. Shares, Maxar Canada’s business and the industry in which it operates together with all other information contained in this Circular, including, in particular the risk factors described below.

You should carefully consider the following factors as well as the other information contained in and incorporated by reference into this Circular. For information about the filings incorporated by reference in this Circular, see the section entitled “Additional Information”.

RISKS RELATING TO MAXAR CANADA

You should read and consider the risk factors specific to Maxar Canada’s business that will continue to affect Maxar U.S. after completion of the U.S. Domestication. These risks are described in the section entitled “Business Risks and Uncertainties” in the annual Management’s Discussion and Analysis of Maxar Canada for the year ended December 31, 2017, which is incorporated by reference into this Circular, and in other documents that are incorporated by reference into this Circular. See the section entitled “Information Concerning Maxar Canada – Documents Incorporated by Reference” for the location of information incorporated by reference into this Circular.

RISKS RELATING TO MAXAR U.S.

Risks Relating to Maxar U.S.

Provisions in the Maxar U.S. Certificate and under the DGCL could discourage a takeover that stockholders may consider favorable.

The Maxar U.S. Certificate and Maxar U.S. Bylaws will contain provisions that could have the effect of delaying or preventing changes in control or changes in management or the Maxar U.S. Board. These provisions include:

•                  no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•                  the exclusive right of the Maxar U.S. Board to elect a director to fill a vacancy created by the expansion of the Maxar U.S. Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Maxar U.S. Board;

•                  the ability of the Maxar U.S. Board to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•                  a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of stockholders;

•                  the requirement that a special meeting of stockholders may be called only by the chairman of the Maxar U.S. Board or two or more stockholders who hold, in the aggregate, at least ten percent (10%) of the voting power of the outstanding shares of Maxar U.S., which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•                  advance notice procedures that stockholders must comply with in order to nominate candidates to the Maxar U.S. Board or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Maxar U.S.

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Maxar U.S. will also be subject to certain anti-takeover provisions under the DGCL. Under the DGCL, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the Maxar U.S. Board has approved the transaction.

Financial reporting obligations of being a “domestic issuer” as opposed to a “foreign private issuer” in the United States are expected to be more expensive and time-consuming, and our management will be required to devote substantial time to compliance matters.

As a publicly traded company in the United States, Maxar U.S. will incur significant legal, accounting and other expenses that may exceed the expenses incurred by Maxar Canada prior to the U.S. Domestication. The obligations of being a public company in the United States requires significant expenditures and will place significant demands on Maxar U.S.’s management and other personnel, including costs resulting from public company reporting obligations under the U.S. Exchange Act, and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the listing requirements of the NYSE. These rules require the maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to monitor and maintain compliance with. Maxar U.S.’s management and other personnel will need to devote a substantial amount of time to ensure compliance with all of these requirements and to keep pace with new regulations, otherwise Maxar U.S. may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.

Risks Relating to the Maxar U.S. Shares

The market price of the Maxar U.S. Shares may be subject to volatility.

The market price of the Maxar U.S. Shares may be volatile.  The value of an investment in the Maxar U.S. Shares may decrease or increase abruptly, and such volatility may bear little or no relation to Maxar Canada’s performance.  The price of the Maxar U.S. Shares may fall in response to market appraisal of Maxar Canada’s strategy or if Maxar Canada’s results of operations and/or prospects are below the expectations of market analysts or shareholders.  In addition, stock markets have, from time to time, experienced significant price and volume fluctuations that have affected the market price of securities, and may, in the future, experience similar fluctuations which may be unrelated to Maxar Canada’s operating performance and prospects but nevertheless affect the price of the Maxar U.S. Shares.  This volatility may affect the ability of holders of Maxar U.S. Shares to sell these at an advantageous price.  The Maxar U.S. Shares could be subject to wide fluctuations due to a number of factors, including, without limitation:

•                  actual or anticipated fluctuations in Maxar Canada’s results of operations;

•                  changes in estimates of Maxar Canada’s future results of operations by Maxar Canada or securities analysts;

•      speculation, whether or not well founded, regarding the intentions of major Maxar Canada Shareholders or significant sales of the Maxar U.S. Shares by any such Maxar Canada Shareholders or short selling of the Maxar U.S. Shares;

•                  speculation, whether or not well-founded, about significant issues of Maxar U.S. Shares;

•                  speculation, whether or not well-founded, regarding possible changes in Maxar Canada’s management team;

•                  the publication of research reports by analysts;

•                  announcements of technological innovations or new solutions by Maxar Canada or its competitors;

•                  strategic actions by Maxar Canada or its competitors, such as mergers, acquisitions, divestitures, partnerships and restructurings;

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•      speculation, whether or not well founded, about Maxar Canada’s business, about mergers or acquisitions involving Maxar Canada and/or major divestments by Maxar Canada in the press, media or investment community;

•                  changes in laws, rules and regulations applicable to Maxar U.S., its operations and the operations in which Maxar U.S. has interests, and involvement in actual or threatened litigation; and

•                  general economic and political conditions, including in the regions in which Maxar U.S. operates.

•                  dilution caused by the exercise of outstanding warrants and options; or

•                  other events or factors.

Broad market fluctuations, as well as economic conditions generally may adversely affect the market price of the Maxar U.S. Shares.

There has been no prior public trading for the Maxar U.S. Shares on the TSX or NYSE.

Although Maxar Canada’s Shares have historically been listed on the TSX and the NYSE, there has been no public trading market for Maxar U.S.  Following the listing of the Maxar U.S. Shares on the TSX and the NYSE, there can be no assurance that an active trading market for the Maxar U.S. Shares will develop, or if developed, can be sustained following completion of the lists.

Maxar U.S.’s ability to pay dividends in the future is not guaranteed.

Any future determination to pay dividends will be at the discretion of the Maxar U.S. Board and will depend upon many factors, including Maxar Canada’s results of operations, financial position, capital requirements, distributable reserves, credit terms, general economic conditions and other factors as the Maxar U.S. Board may deem relevant from time to time.  Consequently, investors may not receive any return on investment unless they sell their Maxar Canada Shares for a price greater than that which they paid for them.

The possibility of future sales by existing shareholders could negatively impact the market price of Maxar U.S.’s securities.

If Maxar U.S. Stockholders sell substantial amounts of Maxar U.S. securities in the public market, the market price of the Maxar U.S. securities could fall.  The perception among investors that these sales will occur could also produce this effect.

The issuance of additional Maxar U.S. Shares in connection with future acquisitions or growth opportunities, any share incentive or share option plan or otherwise may dilute all other shareholdings.

Maxar Canada may seek to raise financing to fund future growth opportunities.  In certain circumstances, Maxar U.S. may, for these and other purposes, including pursuant to any share incentive or share option plan, issue additional equity or convertible equity securities.  As a result, existing holders of Maxar U.S. Shares may suffer dilution in their percentage ownership or the market price of the Maxar U.S. Shares may be adversely affected.

RISKS RELATING TO THE U.S. DOMESTICATION

The Arrangement is conditional and the conditions may not be satisfied.

Completion of the Arrangement is conditional, among other things, upon the receipt of approvals and the satisfaction of other conditions, including the approval of the TSX, the NYSE, the Court as well as receipt of the Maxar Canada Securityholder approval. Although Maxar Canada is diligently applying its efforts to take, or cause to be taken, all actions to do, or cause to be done, all things necessary, proper or advisable to obtain the requisite approvals, there can be no assurance that these conditions will be fulfilled or that the Arrangement will be completed.

Over the past several years, Maxar Canada has invested a significant amount of capital to develop infrastructure,

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technologies, products and markets to better access the U.S. government in both the civilian and military/classified space. Failure to complete the U.S. Domestication by the end of 2019 would be contrary to the Company’s commitment to the further reorganization of all or part of the Company’s corporate and operating structure to ensure that the ultimate parent of DigitalGlobe is incorporated in the U.S. by the end of 2019 and would have a material adverse effect to the Company’s U.S. Government business and prospects moving forward, including future EnhancedView imagery contracts and the U.S. Access Plan.

Maxar Canada may fail to realize the perceived benefits of the U.S. Domestication.

Maxar Canada has pursued the U.S. Domestication because it believes that the U.S. Domestication will be beneficial to Maxar Canada’s business and operations, the Maxar Canada Shareholders and other stakeholders. The success of the U.S. Domestication will depend, in part, on the ability of Maxar Canada to realize the anticipated benefits associated with the U.S. Domestication and associated reorganization of Maxar Canada’s corporate structure.

Maxar Canada will incur non-recurring costs related to the U.S. Domestication.

Maxar Canada expects to incur a number of non-recurring costs associated with the U.S. Domestication.  There can be no assurance that the actual costs will not exceed those estimated and the actual completion of the U.S. Domestication may result in additional and unforeseen expenses.  In addition, Maxar Canada will incur legal, accounting and other professional services fees and other costs related to the U.S. Domestication.  Some of these costs will be payable whether or not the U.S. Domestication is completed.  While it is expected that benefits of the U.S. Domestication achieved by Maxar U.S. will offset these transaction costs over time, this net benefit may not be achieved in the short-term or at all, particularly if the U.S. Domestication is delayed or does not happen at all.  In addition, Maxar U.S. may incur increased compliance costs arising from complying with both the U.S. and Canadian, ongoing reporting and disclosure regimes.  These combined factors could adversely affect the business, operating profit and overall financial condition of Maxar U.S.

The U.S. Domestication is anticipated to be taxable to Canadian Maxar Canada Shareholders and to certain U.S. Maxar Canada Shareholders.

The Company expects that the U.S. Domestication will be a taxable transaction for Canadian income tax purposes.  Maxar Canada Shareholders are urged to carefully review the section entitled “Certain Canadian Federal Income Tax Considerations” and consult with their tax advisors as to the particular consequences that may apply to them as a result of the U.S. Domestication.

The U.S. Domestication is anticipated to result in most U.S. Holders that own Maxar Canada Shares with a fair market value of $50,000 or more recognizing a gain (if any), but not a loss, for U.S. federal income tax purposes with respect to the Maxar Canada Shares exchanged for Maxar U.S. Shares pursuant to the Arrangement, with the tax basis in the Maxar Canada Shares generally carrying over to the Maxar U.S. Shares received in the exchange (increased by any gain recognized in such exchange).

U.S. Holders are urged to carefully review the section entitled “Certain U.S. Federal Income Tax Considerations” for more information and consult with their tax advisor as to the particular consequences that may apply to such holder as a result of the U.S. Domestication.

The U.S. Domestication and transactions that may be undertaken by the Company and its subsidiaries in connection with the U.S. Domestication may result in material adverse tax consequences.

Although Maxar Canada does not expect the U.S. Domestication, or transactions that may be undertaken by the Company and its subsidiaries in connection with the U.S. Domestication (including transactions undertaken in furtherance of the restructuring of the corporate and operational structure of the Company), to result in material adverse tax consequences to Maxar U.S., the Company, or any subsidiaries thereof, there can be no assurances that material adverse tax consequences will not result from the U.S. Domestication or such transactions in Canada, the U.S. or other jurisdictions.  Any such adverse tax consequences could adversely affect Maxar U.S., its share price or the dividends that may be paid to Maxar U.S.’s shareholders following completion of the Arrangement.

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Maxar Canada’s effective tax rate may increase in the future, including as a result of the U.S. Domestication and recent U.S. tax legislation.

Following the U.S. Domestication, we may be subject to current U.S. federal income taxes on the earnings of such non-U.S. affiliates in a manner that may adversely impact our effective tax rate.

In addition, recently enacted U.S. tax legislation has significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions and certain deductions for executive compensation, permitting immediate expensing of certain capital expenditures, adopting elements of a territorial tax system, revising the rules governing net operating losses, and introducing new anti-base erosion provisions. Many of these changes are effective immediately, without any transition periods or grandfathering for existing transactions. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and the IRS, any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.

In light of these factors, we cannot assure you that our effective income tax rate will not change in future periods, including as a result of and following the U.S. Domestication. Moreover, U.S. tax laws significantly limit the Company’s ability to redomicile outside of the U.S. once the U.S. Domestication is complete. Accordingly, if our effective tax rate were to increase as a result of the U.S. Domestication, our business could be adversely affected.

The unaudited pro forma condensed consolidated financial statements of Maxar Canada and Maxar U.S. are presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of Maxar U.S. following the U.S. Domestication.

The unaudited pro forma condensed consolidated financial statements included in this Circular have been prepared using the consolidated historical financial statements of Maxar Canada and Maxar U.S., are presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of Maxar U.S. following the U.S. Domestication. In addition, the pro forma consolidated financial statements included in this Circular are based in part on certain assumptions regarding the U.S. Domestication. These assumptions may not prove to be accurate, and other factors may affect Maxar U.S.’s results of operations or financial condition following the U.S. Domestication. Accordingly, the historical and pro forma financial statements included in this Circular do not necessarily represent Maxar U.S.’s results of operations and financial condition had Maxar Canada and Maxar U.S. operated under U.S. GAAP during the periods presented, or of Maxar U.S.’s results of operations and financial condition following completion of the U.S. Domestication. Maxar U.S.’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

In preparing the pro forma financial statements contained in this Circular, Maxar U.S. has given effect to, among other items, the completion of the U.S. Domestication. The unaudited pro forma financial statements do not reflect all of the costs that are expected to be incurred by Maxar Canada and Maxar U.S. in connection with the U.S. Domestication. For more information, see the section entitled “Information Concerning Maxar U.S. – Selected Pro Forma Condensed Consolidated Financial Statements” and the unaudited pro form condensed consolidated financial statements attached to this Circular as Appendix F, including the notes thereto.

Management distraction in connection with the U.S. Domestication could have an adverse effect on the business of Maxar Canada and Maxar U.S.

Management of Maxar Canada anticipates that benefits will result from the completion of the U.S. Domestication and the implementation of the U.S. Domestication.  However, Maxar Canada and its management have devoted and will continue to be required to devote significant attention and resources to effecting the completion of the U.S. Domestication and related and incidental activities.  There is a risk that the challenges associated with managing these various initiatives as described in this Circular will result in management distraction and that consequently the underlying businesses will not perform in line with expectations.

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The rights of shareholders under U.S. Law may differ from the rights of shareholders under Canadian Law.

If the U.S. Domestication is completed, Maxar Canada Shareholders will become Maxar U.S. Stockholders upon the Effective Date in the case of holders who receive Maxar U.S. Shares.  The rights of Maxar U.S. Stockholders will be governed by the articles and constitutional documents of Maxar U.S. and U.S. Law.  The rights of shareholders under U.S Law may differ from the rights of shareholders under Canadian Law and the BCBCA and the enforcement of such rights may involve different considerations and may be more difficult than would be the case if Maxar U.S. had been incorporated in Canada.  See “Comparison of Shareholder Rights” for further details.

Maxar U.S. and Maxar Canada may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the U.S. Domestication from being completed.

Even if the securities class actions or derivative lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the U.S. Domestication, then that injunction may delay or prevent the U.S. Domestication from being completed. Moreover, any litigation could be time consuming and expensive and could divert Maxar Canada’s management’s attention away from their regular business.

Payments in connection with the exercise of Dissent Rights by Maxar Canada Shareholders may impair Maxar U.S.’s financial resources.

Under the BCBCA, Maxar Canada Shareholders who (1) do not vote in favor of the Arrangement Resolution, (2) deliver to Maxar Canada a written notice of dissent, (3) continuously hold their Maxar Canada Shares though the Effective Time and (4) otherwise comply with the requirements and procedures of Section 237 to 247 of the BCBCA, are entitled to receive payment in cash of the “fair value” of their Maxar Canada Shares. Should a material number of Maxar Canada Shareholders exercise dissent rights, a substantial cash payment may be required to be made to such Dissenting Holders that could have an adverse effect on Maxar U.S.’s financial condition and cash resources if the Arrangement is completed. It is a condition precedent to completion of the Arrangement that the time period for the exercise of any Dissent Rights conferred upon Maxar Canada Shareholders in respect of the Arrangement shall have expired and Maxar Canada Shareholders shall not have exercised (or otherwise be deemed to have exercised) Dissent Rights with respect to that number of Maxar Canada Shares that would make it inadvisable to proceed with the implementation of the Arrangement, as determined by Maxar Canada in its sole discretion.

Enforcement of Rights Against Maxar U.S. in Canada.

Maxar U.S. will be located outside of Canada and, following the Effective Time, the majority of its directors, officers and experts are expected to reside outside of Canada. Accordingly, it may not be possible for Maxar U.S. Stockholders to effect service of process within Canada upon Maxar U.S. or the majority of its directors, officers or experts, or to enforce judgments obtained in Canadian courts against Maxar U.S. or the majority of its directors, officers or experts.

Additional Information

The Company is a reporting issuer in Canada and the United States and is required to file various documents, including an annual information form and financial statements. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov or may be obtained on request from the Corporate Secretary of the Company by calling 303-684-4000 or Investor Relations at 1-303-684-2207.

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Approval

The contents and the distribution of this Circular have been unanimously approved by the Maxar Canada Board.

(Signed) Michelle Kley

Michelle Kley

Senior Vice President, General Counsel and Corporate Secretary

October 12, 2018

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Glossary

Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this Circular:

“10% U.S. Holder” means a U.S. Holder who, at the time of the Arrangement, beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of Maxar Canada Shares entitled to vote or 10% or more of the total value of Maxar Canada Shares;

“AcquisitionCo” means 1182060 B.C. Unlimited Liability Company, an unlimited liability company incorporated under the laws of the province of British Columbia and, as at the time that is immediately before the Effective Time, an indirect wholly-owned subsidiary of the Company;

“allowable capital loss” means one-half of any capital loss;

“Amalco” refers to the unlimited liability company formed pursuant to the Amalgamation;

“Amalgamation” refers to the amalgamation of the Company with AcquisitionCo pursuant to the Arrangement;

“Arrangement” refers to the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 of the Plan of Arrangement, or made at the direction of the Court in the Final Order with the prior written consent of the Company and AcquisitionCo, each acting reasonably;

“Arrangement Agreement” refers to the arrangement agreement dated as of October 8, 2018 between the Company and AcquisitionCo (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement Resolution” refers to the special resolution approving the Plan of Arrangement to be considered at the Meeting by Maxar Canada Securityholders;

“BCBCA” refers to the Business Corporations Act (British Columbia);

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Vancouver, British Columbia or New York, New York;

“Canadian Holder” refers to any Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Canadian Tax Act and any applicable income tax treaty or convention;

“Canadian Securities Laws” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time, together with all other applicable provincial securities Laws, rules and regulations and published policies thereunder;

“Canadian Tax Act” means the Income Tax Act (Canada);

“Circular” the management information circular of Maxar Canada dated October 12, 2018 (as may be amended, supplemented or otherwise modified from time to time);

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Code of Conduct” means the Code of Business Conduct and Ethics that Maxar U.S. will adopt;

“Company Equity Plans” means the Company’s 2014 Long-term Incentive Plan, 2015 Long-term Incentive Plan, 2016 Long-term Incentive Plan, 2017 Long-Term Incentive Plan, Omnibus Equity Incentive Plan and the assumed DigitalGlobe, Inc. Employee Stock Option Plan;

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“Consideration” means one Maxar U.S. Share per Maxar Canada Share;

“Court” means the Supreme Court of British Columbia;

“CRA” means the Canada Revenue Agency;

“Depositary” refers to Computershare Investor Services Inc., or such other Person as the Company may appoint to act as depositary in relation to the Arrangement, with the approval of AcquisitionCo, acting reasonably;

“DGCL” refers to the General Corporation Law of the State of Delaware;

“DigitalGlobe” refers to DigitalGlobe, Inc., a Delaware corporation;

“DigitalGlobe Transaction” refers to the agreement to acquire DigitalGlobe, the U.S.-based global leader in Earth imagery;

“Dissenting Holder” means a Maxar Canada Shareholder who has validly exercised his, her or its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Maxar Canada Shares in respect of which Dissent Rights are validly exercised by such Maxar Canada Shareholder;

“Dissent Rights” refers to the rights of Maxar Canada Shareholders to exercise rights of dissent with respect to such Maxar Canada Shares pursuant to and in the manner set forth in Sections 237 to 247 of the BCBCA, which is attached to this Circular as Appendix C, as modified by the Plan of Arrangement and the Interim Order;

“DPSP” means deferred profit sharing plan;

“EBITDA” refers to earnings before interest, tax, depreciation and amortization;

“Effective Date” means on or about January 1, 2019;

“Effective Time” refers to the time on the Effective Date at which the Arrangement becomes effective as specified in the certificate of Arrangement;

“ESPP” refers to Maxar Canada’s Employee Share Purchase Plan;

“F Reorganization” means a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code;

“Final Order” refers to the final order of the Court pursuant to Section 291 of the BCBCA approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Foreign Account Tax Compliance Act” or “FACTA” refers to Sections 1471 through 1474 of the Code;

“Foros” refers to Foros Advisors LLC;

“Governance Guidelines” means the Corporate Governance Guidelines that Maxar U.S. will adopt;

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange;

“Holder” refers to a Maxar Canada Shareholder who is the beneficial owner of Maxar Canada Shares and who, for the purposes of the Canadian Tax Act and at all relevant times, holds Maxar Canada Shares, and will hold any

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Maxar U.S. Shares, as capital property, and who deals at arm’s length with, and is not affiliated with, any of Maxar Canada, AcquisitionCo, or Maxar U.S.;

“IFRS” refers to generally accepted accounting principles in Canada, including the standards prescribed in Part I of the CPA Canada Handbook – Accounting (International Financing Reporting Standards) as the same may be amended, supplemented or replaced from time to time;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Meeting;

“IRS” refers to the U.S. Internal Revenue Service;

“KPMG Canada” refers to KPMG LLP, Chartered Professional Accountants, of Vancouver, British Columbia;

“KPMG U.S.” refers to KPMG LLP, Certified Public Accountants, Denver, Colorado;

“Latham” refers to the law firm of Latham & Watkins LLP, U.S. Counsel to Maxar Canada;

“Law” means, with respect to any Person, any and all applicable law, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise;

“Letter of Transmittal” means the letter of transmittal delivered by Maxar Canada to all registered Maxar Canada Shareholders as of the Record Date together with this Circular, which will enable the holder to receive one Maxar U.S. Share for each Maxar Canada Share;

“LTIP Unitholders” refers to the holders of LTIP Units;

“LTIP Units” means the appreciation units granted under the Company Equity Plans;

“Maxar Canada” or the “Company” refers to Maxar Technologies Ltd., a British Columbia corporation;

“Maxar Canada Board” refers to the board of directors of Maxar Canada;

“Maxar Canada Securityholders” refers to the Maxar Canada Shareholders and the LTIP Unitholders;

“Maxar Canada Shareholders” refers to the holders of Maxar Canada Shares, without par value;

“Maxar Canada Shares” refers to common shares of Maxar Canada, without par value;

“Maxar Holdings” refers to Maxar Technologies Holdings Inc. (f/k/a SSL MDA Holdings, Inc.);

“Maxar U.S.” refers to Maxar Technologies Inc., a direct wholly-owned subsidiary of the Company to be incorporated as a corporation under the Delaware General Corporation Law prior to the Effective Time;

“Maxar U.S. Board” refers to the board of directors of Maxar U.S.;

“Maxar U.S. Bylaws” refers to the Amended and Restated Bylaws of Maxar U.S.;

“Maxar U.S. Certificate” refers to Maxar U.S.’s Certificate of Incorporation;

“Maxar U.S. Shares” refers to the shares of common stock of Maxar U.S., par value $0.0001 per share;

“Maxar U.S. Stockholders” refers to the holders of Maxar U.S. Shares;

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“Meeting” means the special meeting of the Maxar Canada Securityholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by AcquisitionCo;

“NASA” means the National Aeronautics and Space Administration;

“NI 45-106” means National Instrument 45-106 — Prospectus and Registration Exemptions;

“NI 71-102” means National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers;

“Non-Canadian Holder” refers to any Holder who, for purposes of the Canadian Tax Act and any applicable income tax convention, at all relevant times, has not been and will not be resident or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, the Maxar Canada Shares in carrying on a business in Canada;

“Non-U.S. Holder” has the meaning given to that term in “Certain U.S. Federal Income Tax Considerations – Non-U.S. Holders – Definition of Non-U.S. Holder”;

“Notice of Special Meeting” refers to the notice regarding the Meeting accompanying this Circular;

“NYSE” refers to the New York Stock Exchange;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status;

“PFIC” refers to a passive foreign investment company as defined under Section 1297 of the Code;

“Plan of Arrangement” refers to the plan of arrangement proposed under Section 288 of the BCBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Preferred Stockholders” refers to the former holders of 80,000 shares of DigitalGlobe Series A Convertible Preferred Stock;

“RDSP” means registered disability savings plan;

“Record Date” refers to the close of business in Vancouver, British Columbia on October 12, 2018;

“Replacement LTIP Unit” means an appreciation unit granted in respect of Maxar U.S. Shares in replacement of an LTIP Unit on the basis set forth in the Plan of Arrangement;

“Representatives” refers to Maxar Canada’s directors, officers, employees, accountants, auditors, consultants, legal counsel, advisors, agents and other representatives;

“RESP” means registered education savings plan;

“RRIF” means registered retirement income fund;

“RRSP” means registered retirement savings plan;

“RSU” refers to Maxar Canada restricted stock units granted under the Company Equity Plans;

“SEC” refers to the U.S. Securities and Exchange Commission;

“SEDAR” refers to the System for Electronic Document Analysis and Retrieval;

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“Settlement Agreement” refers to the agreement to settle all pending litigation with the former holders of 80,000 shares of DigitalGlobe Series A Convertible Preferred Stock;

“Stikeman” refers to the law firm of Stikeman Elliott LLP, Canadian counsel to Maxar Canada;

“Subsidiary” or “Subsidiaries” has the meaning given to that term in NI 45-106;

“Tax Proposals” refers to all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof;

“taxable capital gain” means one-half of any capital gain;

“TFSA” means tax-free savings account;

“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code;

“Treaty” refers to the Canada–United States Tax Convention;

“TSX” refers to the Toronto Stock Exchange;

“U.S.” or “United States” refers to the United States of America;

“U.S. Access Plan” refers to Maxar Canada’s long-term objectives to gain a stronger presence in the U.S. market;

“U.S. Domestication” refers to the ultimate parent company of Maxar Canada becoming Maxar U.S., a Delaware corporation;

“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934 and, as applicable, the rules and regulations promulgated thereunder, in each case, as amended;

“U.S. GAAP” refers to accounting principles generally accepted in the United States;

“U.S. Holders” has the meaning given to that term in “Certain U.S. Federal Income Tax Considerations – U.S. Holders – Definition of U.S. Holder”;

“USRPHC” refers to a U.S. real property holding corporation as defined in Section 897(c) of the Code;

“USRPI” refers to a U.S. real property interest as defined in Section 897(c) of the Code;

“U.S. Securities Act” refers to the U.S. Securities Act of 1933 and, as applicable, the rules and regulations promulgated thereunder, in each case, as amended; and

“U.S. Securities Laws” refers to the United States federal and state securities laws and all of the rules, regulations and orders promulgated thereunder, as amended from time to time.

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Appendix A – Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.          The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Maxar Technologies Ltd. (“Maxar Canada”) pursuant to the arrangement agreement made as of October 8, 2018, between Maxar Canada and 1182060 B.C. Unlimited Liability Company, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as the Arrangement may be amended, modified or supplemented in accordance with the Arrangement Agreement and the Plan of Arrangement (as defined below), as more particularly described and set forth in the accompanying management information circular (the “Circular”) of Maxar Canada in connection with the Arrangement (as may be amended, supplemented or otherwise modified from time to time), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.          The plan of arrangement of Maxar Canada (as it has been or may be amended, modified or supplemented in accordance with its terms and with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix B to the Circular, is hereby authorized, approved and adopted.

3.          The: (i) Arrangement Agreement and related transactions, (ii) actions of the directors of Maxar Canada in approving the Arrangement and the Arrangement Agreement, and (iii) actions of the directors and officers of Maxar Canada in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.          Maxar Canada be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they have been or may be amended, modified or supplemented and as described in the Circular).

5.          Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of Maxar Canada and the holders of Maxar Canada share appreciation units or that the Arrangement has been approved by the Court, the directors of Maxar Canada are hereby authorized and empowered to, without notice to or approval of the securityholders of Maxar Canada (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.          Any officer or director of Maxar Canada is hereby authorized and directed for and on behalf of Maxar Canada to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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Appendix B – Plan of Arrangement

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1        Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“AcquisitionCo” means 1182060 B.C. Unlimited Liability Company, an unlimited liability company incorporated under the laws of the province of British Columbia and, as at the time that is immediately before the Effective Time, an indirect wholly-owned subsidiary of the Company.

“Amalco” has the meaning specified in Section 2.3(e).

“Amalgamation” has the meaning specified in Section 2.3(e).

“Arrangement” means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement, or made at the direction of the Court in the Final Order with the prior written consent of the Company and AcquisitionCo, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of October 8, 2018 between the Company and AcquisitionCo (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting by Securityholders.

“BCBCA” means the Business Corporations Act (British Columbia).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Vancouver, British Columbia or New York, New York.

“Company” means Maxar Technologies Ltd., a corporation existing under the laws of the Province of British Columbia.

“Company Circular” means the management information circular relating to the Company Meeting, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time.

“Company Equity Plans” means the Company’s 2014 Long-term Incentive Plan, 2015 Long-term Incentive Plan, 2016 Long-term Incentive Plan, 2017 Long-Term Incentive Plan, Omnibus Equity Incentive Plan and the assumed DigitalGlobe, Inc. Employee Stock Option Plan.

“Company Meeting” means the special meeting of Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular.

“Company Shares” means the common shares in the capital of the Company.

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“Consideration” means one (1) share of Maxar U.S. Common Stock per Company Share.

“Court” means the Supreme Court of British Columbia.

“Depositary” means Computershare Investor Services Inc., or such other Person as the Company may appoint to act as depositary in relation to the Arrangement, with the approval of AcquisitionCo, acting reasonably.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder.

“Effective Date” means the date upon which this Plan of Arrangement becomes effective as specified in the Arrangement Agreement.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Company and AcquisitionCo agree to in writing before the Effective Date.

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Company Meeting.

“Law” means, with respect to any Person, any and all applicable law, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Letter of Transmittal” means the letter of transmittal delivered by the Company to all registered Shareholders at the close of business on October 12, 2018 together with the Company Circular, which will enable the holder to receive one share of Maxar U.S. Common Stock for each Company Share.

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim or lien (statutory or otherwise), in each case, whether contingent or absolute.

“LTIP Unitholders” means the holders of LTIP Units.

“LTIP Units” means the appreciation units granted under the Company Equity Plans.

“Maxar U.S.” means a wholly-owned subsidiary of the Company to be incorporated as a corporation under the Delaware General Corporation Law prior to the Effective Time.

“Maxar U.S. Common Stock” means the common stock, par value U.S. $0.0001 per share, of Maxar U.S.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

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“Plan of Arrangement” means this plan of arrangement proposed under Section 288 of the BCBCA, subject to any amendments or variations made in accordance with the Arrangement Agreement and Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order.

“Replacement LTIP Unit” means an appreciation unit granted in respect of Maxar U.S. Common Stock in replacement of an LTIP Unit on the basis set forth herein.

“Securityholders” means the Shareholders and the LTIP Unitholders.

“Shareholders” means the registered and/or the beneficial holders of the Company Shares, as the context requires.

1.2        Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)         Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)         Currency. All references to dollars or to $ are references to Canadian dollars and all references to U.S.$ are references to U.S. dollars.

(3)         Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)         Certain Phrases, etc. The words: (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”; (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)         Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)         Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)         Time References. References to time herein or in any Letter of Transmittal are to local time in Vancouver, British Columbia.

ARTICLE 2
THE ARRANGEMENT

2.1        Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2        Binding Effect

This Plan of Arrangement and the Arrangement will become effective and be binding on AcquisitionCo, the Company, Amalco, Maxar U.S., all Shareholders, including Dissenting Holders, LTIP Unitholders, the register and transfer agent of the Company, the Depositary and all other Persons, at and after, the Effective Time without any further act or formality required on the part of any Person.

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2.3        Arrangement

At the Effective Time, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)        each of the Company Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised shall, without any further act or formality on the part of the Company or such Dissenting Holders, be deemed to have been transferred to the Company and thereupon cancelled in consideration for a debt claim against the Company for the amount determined under Article 3, and:

(i)          such Dissenting Holders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares, other than the right to be paid fair value by the Company for such Company Shares, as set out in Section 3.1; and

(ii)         such Dissenting Holders’ names shall be removed as the holders of such Company Shares from the central securities register of the Company;

(b)       each of the following steps shall occur simultaneously:

(i)         (A) each Company Share outstanding immediately prior to the Effective Time, other than Company Shares cancelled under (a) above, shall, without any further action by or on behalf of a holder of Company Shares, be deemed to be assigned and transferred by the holder thereof to AcquisitionCo in exchange for the Consideration; (B) the holders of such Company Shares shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid the Consideration in accordance with this Plan of Arrangement; (C) such holders’ names shall be removed from the central securities register of the Company and added to the central securities register of Maxar U.S.; and (D) AcquisitionCo shall be deemed to be the transferee of such Company Shares (free and clear of all Liens) and shall be entered in the central securities register of the Company as the holder of such Company Shares;

(ii)         Maxar U.S. will issue the Consideration to the holders of Company Shares referred to in Section 2.3(b)(i) in respect of each Company Share that is assigned and transferred to AcquisitionCo pursuant Section 2.3(b)(i); and

(iii)         in consideration for the issuance of the Consideration by Maxar U.S. described in Section 2.3(b)(ii), AcquisitionCo will issue to Maxar U.S. one common share of AcquisitionCo in respect of each share of Maxar U.S. Common Stock that Maxar U.S. issues pursuant to Section 2.3(b)(ii);

(c)         all Maxar U.S. Common Stock held by the Company shall be deemed to have been redeemed and cancelled by Maxar U.S. without any further act or formality on the part of Maxar U.S. in consideration for U.S.$1.00 in cash;

(d)  each outstanding LTIP Unit shall be exchanged for a Replacement LTIP Unit, with the terms and conditions of such Replacement LTIP Unit being substantially similar to such LTIP Unit for which it was exchanged (other than the currency of the strike price or base price, as applicable, which shall be denominated in U.S. dollars and converted, as necessary, into U.S. dollars using the rate of exchange quoted by the Bank of Canada for the closest preceding Business Day prior to the Effective Date), as adjusted to take into account the Arrangement pursuant to the terms of the applicable Company Equity Plan. For greater certainty, in respect of each LTIP Unit governed by section 7 of the Income Tax Act (Canada) or Section 409A of the U.S. Internal Revenue Code, as applicable, each LTIP Unit outstanding shall be exchanged for a Replacement LTIP Unit (i) to purchase one share of Maxar U.S. Common Stock (or, in the case of a U.S. taxpayer, to purchase one share of Maxar U.S. Common Stock or receive its cash equivalent, as applicable), and (ii) at a strike price or base price, as applicable, per Maxar U.S. Common Stock in U.S. dollars equal to the greater of (i) the exercise price (in Canadian dollars converted into U.S. dollars using the rate of exchange quoted by the Bank of Canada for the closest preceding Business Day prior to the

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Effective Date) per Company Share subject to such LTIP Unit immediately prior to the Effective Time, and (ii) such minimum amount that meets the requirements of paragraph 7(1.4)(c) of the Income Tax Act (Canada) or U.S. Treasury Regulations Section 1.409A-1(b)(5)(v)(D), as applicable; and

(e)         the Company and AcquisitionCo shall be amalgamated to form one unlimited liability company (“Amalco”) with the same effect as if they had amalgamated under Section 273 of the BCBCA (the “Amalgamation”) and, with effect from the Amalgamation:

(i)         Maxar U.S. shall receive on the Amalgamation one Amalco common share in exchange for each AcquisitionCo common share previously held and all of the issued and outstanding Company Shares will be cancelled without any repayment of capital in respect thereof;

(ii)         the name of Amalco shall be “Maxar Technologies Ltd.”;

(iii)        Amalco shall be authorized to issue an unlimited number of common shares without par value;

(iv)        the articles and notice of articles of Amalco shall be substantially in the form of AcquisitionCo’s articles and notice of articles;

(v)         the first annual general meeting of Amalco or resolutions in lieu thereof shall be held within 18 months from the Effective Date;

(vi)        the first directors of Amalco following the Amalgamation shall be: ●; and

(vii)       the stated capital of the common shares of Amalco will be an amount equal to the stated capital attributable to the common shares of AcquisitionCo immediately prior to the Amalgamation.

ARTICLE 3
RIGHTS OF DISSENT

3.1        Rights of Dissent

(a)         Shareholders may exercise dissent rights with respect to the Company Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set under Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and this Section 3.1; provided, however, that written objection to the Arrangement Resolution contemplated by subsection 242(1)(a) of the BCBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who:

(i)          ultimately are entitled to be paid fair value for the Company Shares held by them in respect of which Dissent Rights have been validly exercised, shall be deemed to have had the Company Shares held by them and in respect of which Dissent Rights have been validly exercised transferred to the Company and thereupon cancelled, as provided in Section 2.3(a), and they: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(a)); (ii) will be entitled to be paid the fair value of such Company Shares by the Company, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; and

(ii)         ultimately are not entitled, for any reason, to be paid fair value for the Company Shares held by them in respect of which Dissent Rights have been validly exercised, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Shares.

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3.2        Recognition of Dissenting Holders

(a)        In no circumstances shall the Company, Amalco or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised.

(b)        For greater certainty, in no case shall the Company, Amalco, Maxar U.S. or any other Person be required to recognize Dissenting Holders as holders of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(a), and the names of such Dissenting Holders shall be removed from the registers of holders of the Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(a) occurs.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1        Payment of Consideration

(a)         Prior to the Effective Time, such number of shares of Maxar U.S. Common Stock as is required pursuant to Section 2.3(b) shall be deposited with the Depositary for the benefit of Shareholders.

(b)        Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 2.3(b), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder surrendering such certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Consideration which such holder has the right to receive under this Plan of Arrangement for such Company Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(c)         Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Company Shares, shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Company Shares not duly surrendered on or before the day that is three years less one day from the Effective Date shall cease to represent a claim by or interest of any former holder of Company Shares of any kind or nature against or in the Company, AcquisitionCo, Amalco or Maxar U.S. On such date, all Maxar U.S. Common Stock to which such former holder was entitled shall be deemed to have been surrendered to Maxar U.S. for cancellation.

(d)         Any right or claim to consideration hereunder that remains outstanding on the day that is three years less one day from the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Company Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to AcquisitionCo for no consideration.

(e)        No holder or former holder of Company Shares shall be entitled to receive any consideration with respect to such Company Shares other than any Maxar U.S. Common Stock to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2        Lost Certificates

If any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, Maxar U.S. or the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration in accordance with such holder’s Letter of Transmittal. When authorizing such Consideration in exchange for any lost,

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stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to AcquisitionCo, Amalco, Maxar U.S. and the Depositary (each acting reasonably) in such sum as AcquisitionCo, Amalco or Maxar U.S. may direct (acting reasonably), or otherwise indemnify AcquisitionCo, Amalco and Maxar U.S. in a manner satisfactory to AcquisitionCo, Amalco and Maxar U.S., each acting reasonably, against any claim that may be made against AcquisitionCo, the Company, Amalco and Maxar U.S. with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3        Withholding Rights

AcquisitionCo, the Company, Amalco, Maxar U.S. and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any Person under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1), such amounts as AcquisitionCo, the Company, Amalco or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any Laws in respect of taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to this Plan of Arrangement and shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. To satisfy the amount required to be deducted or withheld from any payment under this Plan of Arrangement, AcquisitionCo, Maxar U.S., the Company, Amalco or the Depositary, as applicable, may sell or otherwise dispose of any portion of the Maxar U.S. Common Stock deliverable to such holder as is necessary to provide sufficient funds to enable AcquisitionCo, Maxar U.S., the Company, Amalco or the Depositary, as applicable, to comply with such deduction and/or withholding requirements.

4.4        No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5        Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares and LTIP Units issued or outstanding prior to the Effective Time, (b) the rights and obligations of Shareholders, the Company, AcquisitionCo, Amalco, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares or LTIP Units shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

5.1        Amendments to Plan of Arrangement

(a)        The Company and AcquisitionCo may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must: (i) be set out in writing; (ii) be approved by the Company and AcquisitionCo, each acting reasonably; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to Securityholders if and as required by the Court.

(b)         Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or AcquisitionCo at any time prior to the Company Meeting (provided that the Company or AcquisitionCo, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

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(c)         Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of the Company and AcquisitionCo (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by some or all of the Securityholders voting in the manner directed by the Court.

(d)         Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Amalco, provided that it concerns a matter which, in the reasonable opinion of Amalco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Company Shares or LTIP Units.

ARTICLE 6
FURTHER ASSURANCES

6.1        Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company, AcquisitionCo, Amalco and Maxar U.S. shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

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Appendix C – Division 2 of Part 8 of the BCBCA

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)         in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)         in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)         in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)         in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)  the court orders otherwise, or

(b)  in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)  under section 260, in respect of a resolution to alter the articles

(i)          to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)         without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

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(b)  under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)  under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)  in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)  under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)   under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)  in respect of any other resolution, if dissent is authorized by the resolution;

(h)  in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a)  prepare a separate notice of dissent under section 242 for

(i)   the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)  each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)  identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)  dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)  dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)  cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)  provide to the company a separate waiver for

(i)   the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)  each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)  identify in each waiver the person on whose behalf the waiver is made.

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(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)  the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)  any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)  a copy of the proposed resolution, and

(b)  a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)  a copy of the proposed resolution, and

(b)  a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favor of the resolution, whether or not their shares carry the right to vote,

(a)  a copy of the resolution,

(b)  a statement advising of the right to send a notice of dissent, and

(c)  if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

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Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)  a copy of the entered order, and

(b)  a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)  if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)  if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)  if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)   the date on which the shareholder learns that the resolution was passed, and

(ii)  the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)  on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)  if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)  within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)  if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)  if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)  if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)   the names of the registered owners of those other shares,

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(ii)   the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)  a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)   if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)   the name and address of the beneficial owner, and

(ii)   a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)  if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)   the date on which the company forms the intention to proceed, and

(ii)  the date on which the notice of dissent was received, or

(b)        if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a)  be dated not earlier than the date on which the notice is sent,

(b)  state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)  advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)  a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)  the certificates, if any, representing the notice shares, and

(c)  if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a)  be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)  set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

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(i)   the names of the registered owners of those other shares,

(ii)   the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)  that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)  the dissenter is deemed to have sold to the company the notice shares, and

(b)  the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)  promptly pay that amount to the dissenter, or

(b)  if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)  determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)  join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)  make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)  pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

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(b)  if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)  the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)  if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)  the company is insolvent, or

(b)  the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)  the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)  the resolution in respect of which the notice of dissent was sent does not pass;

(c)  the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)  the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)  the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)   a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)  with respect to the notice shares, the dissenter consents to, or votes in favor of, the resolution in respect of which the notice of dissent was sent;

(h)  the notice of dissent is withdrawn with the written consent of the company;

(i)    the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

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(a)  the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)  the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)  the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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Appendix D – Interim Order

Please see attached.

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IN THE SUPREME COURT OF BRITISH COLUMBIA	No. S1811038 Vancouver Registry

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS
CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
MAXAR TECHNOLOGIES LTD.

MAXAR TECHNOLOGIES LTD.

PETITIONER

ORDER MADE AFTER APPLICATION
(INTERIM ORDER)

)
))
BEFORE	) MASTER MUIR	) 12/ Oct/ 2018
))

ON THE APPLICATION of Maxar Technologies Ltd. (“Maxar Canada”), for an Interim Order under section 291 of the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, as amended (the “BCBCA”) in connection with an arrangement with AcquisitionCo under section 288 of the BCBCA without notice coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on 12/Oct/2018 and on hearing David Brown, counsel for Maxar Canada and upon reading the Petition herein and the Affidavit #1 of Anil Wirasekara sworn on October 10, 2018 (the “Wirasekara Affidavit”);

THIS COURT ORDERS that:

DEFINITIONS

1.                                      As used in this Order, unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in draft management information circular of Maxar Canada (the “Information Circular”) containing the draft Notice of Special Meeting (the “Notice”), which is attached as Exhibit “A” to the Wirasekara Affidavit.

SPECIAL MEETING

2.                                      Pursuant to section 291(2)(b)(i) and section 289(1)(a)(i) and (e) of the BCBCA, Maxar Canada is authorized and directed to call, hold and conduct a special meeting (the “Meeting”) of the holders (the “Maxar Canada Shareholders”) of common shares of Maxar Canada (the “Maxar Canada Shares”) and the holders (the “LTIP Unitholders”) of Maxar Canada share appreciation units (the “LTIP Units”) to be held at 1300 W. 120th Avenue, Westminster, Colorado 80234 on November 16, 2018 at 11:00 a.m. (Mountain Time) to, inter alia, consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving and adopting in accordance with section 289(1)(a)(i) and (e) of the BCBCA an arrangement under Section 288 of the BCBCA (the “Arrangement”) substantially as contemplated in the plan of arrangement (the “Plan of Arrangement”), a draft of which special resolution is attached as Appendix “A” to the Information Circular.

3.                                      The Meeting shall be called, held and conducted in accordance with the BCBCA, the Notice, the Information Circular, the articles of Maxar Canada and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency, this Interim Order shall govern.

AMENDMENTS

4.                                      Maxar Canada is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement, such amendments, modifications or supplements to the Arrangement, the Plan of Arrangement, the Arrangement Agreement, the Notice and the Information Circular as it may determine without any additional notice to or authorization of any of the Maxar Canada Shareholders or LTIP Unitholders or further orders of this Court. The Arrangement, the Plan of Arrangement, the Arrangement Agreement, the Notice and the Information Circular as so amended, modified or supplemented, shall be the Arrangement, the Plan of Arrangement, the Arrangement Agreement, the Notice and the Information Circular to be submitted to the Meeting and the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

5.                                      Notwithstanding the provisions of the BCBCA and the articles of Maxar Canada, and subject to the terms of the Arrangement Agreement, the board of directors of Maxar Canada (the “Maxar Canada Board”) by resolution shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Maxar Canada Shareholders or LTIP Unitholders (collectively, the “Maxar Canada Securityholders”) respecting the adjournment or postponement, and without the need for approval of this Court. Maxar Canada shall provide notice of any such adjournment or postponement by press release, newspaper advertisement or notice sent to the Maxar Canada Securityholders by one of the methods specified in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the Maxar Canada Board.

RECORD DATE

6.                                      The record date for determining the Maxar Canada Securityholders entitled to receive the Notice, the Information Circular, the form of proxy or voting instruction form and the letter of transmittal, all as applicable, for use by the Maxar Canada Shareholders and LTIP Unitholders (collectively, the “Meeting Materials”) shall be the close of business on October 12, 2018 (the “Record Date”), as previously approved by the Maxar Canada Board and published by Maxar Canada.

7.                                      The Record Date will not change in respect of any adjournments or postponements of the Meeting.

NOTICE OF SPECIAL MEETING

8.                                      The Information Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and Maxar Canada shall not be required to send to the Maxar Canada Securityholders any other or additional statement pursuant to section 290(1)(a) of the BCBCA.

9.                                      The Meeting Materials, with such amendments or additional documents as counsel for Maxar Canada may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, shall be sent:

(a)                                 to registered Maxar Canada Shareholders (those whose names appear in the securities register of Maxar Canada) determined as at the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or delivery, by prepaid ordinary mail or by delivery in person or by recognized courier service, addressed to the registered Maxar Canada Shareholder at its address as it appears in the central securities register of Maxar Canada as at the Record Date;

(b)                                 to beneficial Maxar Canada Shareholders (those whose names do not appear in the securities register of Maxar Canada), by providing, in accordance with National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to beneficial Maxar Canada Shareholders;

(c)                                  to LTIP Unitholders as at the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or delivery, by prepaid ordinary mail or by delivery in person or by recognized courier service, addressed to the LTIP Unitholder at their address as it appears in Maxar Canada’s records as at the Record Date; and

(d)                                 at any time by email or facsimile transmission to any Maxar Canada Securityholder who identifies himself to the satisfaction of Maxar Canada (acting through its representatives), who requests such email or facsimile transmission and, if required by Maxar Canada, agrees to pay the charges related to such transmission, and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

10.                               The Meeting Materials shall not be sent to registered Maxar Canada Shareholders where mail previously sent to such holders by Maxar Canada or its registrar and transfer agent has been returned to Maxar Canada or its registrar and transfer agent on two or more previous consecutive occasions.

11.                               Accidental failure of or omission by Maxar Canada to give notice to any one or more Maxar Canada Securityholder or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Maxar Canada (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Maxar Canada, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

12.                               The Meeting Materials and any amendments, modifications, updates or supplements thereto and any notice of adjournment or postponement of the Meeting, shall be deemed to have been received,

(a)                                 in the case of mailing, the day, Saturday and holidays excepted, following the date of mailing as specified at section 6 of the BCBCA;

(b)                                 in the case of delivery in person, upon receipt thereof at the intended recipient’s address or, in the case of delivery by courier, one (1) business day after receipt by the courier;

(c)                                  in the case of transmission by email or facsimile, upon the transmission thereof;

(d)                                 in the case of advertisement, at the time of publication of the advertisement;

(e)                                  in the case of electronic filing on SEDAR and EDGAR, upon the transmission thereof; and

(f)                                   in the case of beneficial Maxar Canada Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees.

UPDATING MEETING MATERIALS

13.          Notice of any amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated, at any time prior to the Meeting, to the Maxar Canada Securityholders by press release, news release or newspaper advertisement or by notice sent to the Maxar Canada Securityholders by any of the means set forth in paragraphs 9 and 10, as determined to be the most appropriate method of communication by the Maxar Canada Board.

PERMITTED ATTENDEES

14.                           The only persons entitled to attend the Meeting shall be:

(a)             the registered Maxar Canada Shareholders as at the close of business on the Record Date, or their respective proxyholders;

(b)                                      the LTIP Unitholders as at the close of business on the Record Date, or their respective proxyholders;

(c)                                       directors, officers and advisors of Maxar Canada, AcquisitionCo and Maxar U.S.;

(d)                                      other persons with the prior permission of the Chair of the Meeting,

and the only persons entitled to vote at the Meeting shall be the registered Maxar Canada Shareholders and LTIP Unitholders, or their respective proxyholders.

SOLICITATION OF PROXIES

15.                               Maxar Canada is authorized to use a form of proxy for Maxar Canada Shareholders and LTIP Unitholders, as applicable, in substantially the same form as attached as Exhibit “C” to the Wirasekara Affidavit, subject to Maxar Canada’s ability to insert dates and other relevant information in the final forms thereof and to make other non-substantive changes and changes legal counsel advise are necessary or appropriate, as well as a voting instruction form for Maxar Canada Shareholders and LTIP Unitholders, as applicable. Maxar Canada is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

16.          The procedures for the use of proxies at the Meeting and revocation of proxies shall be as set out in the Notice and the Information Circular.

17.                               Maxar Canada may in its discretion generally postpone or waive the time limits for the deposit of proxies by Maxar Canada Securityholders if Maxar Canada deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting.

QUORUM AND VOTING

18.          At the Meeting, the votes shall be taken on the following basis:

(a)                                 each registered Maxar Canada Shareholder whose name is entered on the securities register of Maxar Canada at the close of business on the Record Date is entitled to one (1) vote for each Maxar Canada Share registered in his/her/its name;

(b)                                 each LTIP Unitholder whose name is on record at the close of business on the Record Date is entitled to one (1) vote for each LTIP Unit in his/her/its name;

(c)                                  the vote required to pass the Arrangement Resolution shall be the affirmative vote of not less than two-thirds of the votes cast on the Arrangement Resolution, in person or by proxy, by: (i) Maxar Canada Shareholders; and (ii) Maxar Canada Shareholders and LTIP Unitholders voting together as a single class.

19.                               A quorum at the Meeting shall be at least two persons who are, or represented by proxy, Maxar Canada Shareholders holding, in the aggregate, at least 25% of the issued Maxar Canada Shares entitled to vote at the Meeting.

SCRUTINEER

20.          The scrutineer for the Meeting shall be Computershare Investor Services Inc. (acting through its representatives for that purpose). The duties of the scrutineer shall include:

(a)                                 reviewing and reporting to the Chair on the deposit and validity of proxies;

(b)                                 reporting to the Chair on the quorum of the Meeting;

(c)                                  reporting to the Chair on the polls taken or ballots cast, if any, at the Meeting; and

(d)                                 providing to Maxar Canada and to the Chair written reports on matters related to their duties.

SHAREHOLDER DISSENT RIGHTS

21.                               Each registered Maxar Canada Shareholder who is a Maxar Canada Shareholder as of the Record Date will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237-247 of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement and the Final Order.

22.                               Registered Maxar Canada Shareholders will be the only Maxar Canada Shareholders entitled to exercise rights of dissent. A beneficial holder of Maxar Canada Shares registered in the name of a broker, investment deal or other intermediary who wishes to dissent must make arrangements for the registered Maxar Canada

Shareholder to dissent on behalf of the beneficial holder of Maxar Canada Shares or, alternatively, make arrangements to become a registered Maxar Canada Shareholder.

23.          In order for a registered Maxar Canada Shareholder to exercise such right of dissent (the “Shareholder Dissent Right”):

(a)                                 a Dissenting Holder must deliver a written notice of dissent (a “Dissent Notice”) to Maxar Canada, at its business address at 1300 W. 120th Avenue, Westminster, Colorado 80234, Attention: Corporate Secretary, to be received by Maxar Canada no later than 5:00 p.m. (Mountain time) two Business Days immediately preceding the date of the Meeting, or at least 48 hours prior to any adjournment of the Meeting and must comply with this paragraph 23;

(b)                                 a Dissent Notice must specify the number of Maxar Canada Shares in respect of which the Dissent Notice is being given (the “Notice Shares”) and:

(i)             if such Maxar Canada Shares constitute all of the Maxar Canada Shares of which the Maxar Canada Shareholder is the registered and beneficial owner and the Maxar Canada Shareholder owns no other Maxar Canada Shares beneficially, a statement to that effect;

(ii)            if such Maxar Canada Shares constitute all of the Maxar Canada Shares of which the Maxar Canada Shareholder is both the registered and beneficial owner, but the Maxar Canada Shareholder owns additional Maxar Canada Shares beneficially, a statement to that effect and the names of the registered Maxar Canada Shareholders of those other Maxar Canada Shares, the number of Maxar Canada Shares held by each such registered Maxar Canada Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Maxar Canada Shares; or

(iii)         if the Dissent Rights are being exercised by a registered Maxar Canada Shareholder who is not the beneficial owner of such Maxar Canada Shares, a statement to that effect and the name and address of the beneficial Maxar Canada Shareholder and a statement that the registered Maxar Canada Shareholder is dissenting with respect to all Maxar Canada Shares of the beneficial Maxar Canada Shareholder registered in such registered holder’s name.

(c)           a vote against the Arrangement Resolution or an abstention will not constitute a Dissent Notice;

(d)           a Dissenting Holder must not have voted his, her or its Maxar Canada Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(e)                                  a Dissenting Holder must dissent with respect to all of the Maxar Canada Shares held by such person; and

(f)                                   the exercise of such Shareholder Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order.

24.                               If the Arrangement Resolution is approved, and Maxar Canada notifies a registered holder of Notice Shares of Maxar Canada’s intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, in order to exercise Dissent Rights, such Maxar Canada Shareholder must, within one month after Maxar Canada gives such notice, send to Maxar Canada a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given notice of dissent. Such written notice must be accompanied by the certificate or certificates representing those Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the Maxar Canada Shareholder on behalf of a beneficial Maxar Canada Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Maxar Canada Shareholder becomes a Dissenting Holder, and is bound to sell and Maxar Canada is bound to purchase and cancel those Maxar Canada Shares. Such Dissenting Holder may not vote, or exercise or assert any rights of a Maxar Canada Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order.

25.                               Registered Maxar Canada Shareholders who duly exercise their Shareholder Dissent Rights and who are:

a)             ultimately entitled to be paid fair value for their Maxar Canada Shares, will be paid an amount equal to such fair value by Maxar Canada, and will be deemed to have transferred such Maxar Canada Shares as of the Effective Time to Maxar Canada, without any further act or formality, and free and clear of all liens, claims and encumbrances; or

b)             ultimately not entitled, for any reason, to be paid fair value for their Maxar Canada Shares, will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-Dissenting Holder who did not deposit with the Depositary a duly completed Letter of Transmittal and will be entitled to receive the Consideration from Maxar Canada in the same manner as such non-Dissenting Holder.

26.                               If a Dissenting Holder is ultimately entitled to be paid by Maxar Canada for their Notice Shares, such Dissenting Holder may enter an agreement with Maxar Canada for the fair value of such Notice Shares. If such Dissenting Holder does not reach an agreement with Maxar Canada, such Dissenting Holder, or Maxar Canada, may apply to the Court, and the Court may:

a)        determine the payout value of the Notice Shares, or order that the payout value of the Notice Shares be established by arbitration or by reference to a registrar, or a referee, of the Court;

b)        join in the application of each Dissenting Holder who has not agreed with Maxar Canada on the amount of the payout value of the Notice Shares; and

c)         make consequential orders and give directions as the Court considers appropriate.

27.                               There is no obligation on Maxar Canada to make application to the Court. The Dissenting Holder will be entitled to receive the fair value that the Notice Shares had as of the close of business on the day before the Arrangement Resolution was adopted at the Meeting, excluding any appreciation or depreciation in anticipation of the vote (unless such exclusion would be inequitable). After a determination of the fair value of the Notice Shares, Maxar Canada must then promptly pay that amount to the Dissenting Holder.

28.                               In no circumstances will Maxar Canada, Amalco or any other Person be required to recognize a Person as a Dissenting Holder:

(a)                            unless such Person is the registered holder of those Maxar Canada Shares in respect of which Dissent Rights are sought to be exercised immediately prior to the Effective Time;

(b)                            if such Person has voted or instructed a proxy holder to vote such Notice Shares in favor of the Arrangement Resolution; or

(c)                             unless such Person has strictly complied with the procedures for exercising Dissent Rights set out in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order and does not withdraw such notice of dissent prior to the Effective Time.

29.                               In no event will Maxar Canada, Amalco, Maxar U.S. or any other Person be required to recognize a Dissenting Holder as the holder of any Maxar Canada Share in respect of which Dissent Rights have been validly exercised and not withdrawn at and after the Effective Time, and at the Effective Time the names of such Dissenting Holders will be deleted from the central securities register of Maxar Canada as at the Effective Time.

30.                               For greater certainty, in addition, to any other restrictions in the Interim Order, no Person shall be entitled to exercise Dissent Rights with respect to Maxar Canada Shares in respect of which a Person has voted or has instructed a proxy holder to vote in favor of the Arrangement Resolution.

31.                               Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Holder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Holder withdraws the notice of dissent with Maxar Canada’s written consent. If any of these events occur, Maxar Canada must return the share certificates representing the Maxar Canada Shares to the Dissenting Holder and the Dissenting Holder regains the ability to vote and exercise its rights as a Maxar Canada Shareholder.

APPLICATION FOR FINAL ORDER

32.                               Maxar Canada shall include in the Meeting Materials, when sent in accordance with paragraph 9 of this Interim Order, a copy of the Notice of Petition herein, in substantially the form attached as Exhibit “B” to the Wirasekara Affidavit, and the text of this Interim Order (collectively, the “Court Materials”), and such Court Materials shall be deemed to have been served at the times specified in accordance with paragraphs 9 and/or 12 of this Interim Order, whether such persons reside within British Columbia or within another jurisdiction.

33.                               The persons entitled to appear and be heard at any hearing to sanction and approve the Arrangement, shall be only:

(a)         Maxar Canada;

(b)         Maxar U.S.;

(c)         AcquisitionCo; and

(c)         any Maxar Canada Securityholder and other person who has served and filed a Response to Petition and has otherwise complied with paragraph 34 of this Interim Order and the Supreme Court Civil Rules.

34.                               The sending of the Meeting Materials in the manner contemplated by paragraphs 9 and 10 shall constitute good and sufficient service and no other form of service need be effected and no other material need be served on such persons in respect of these proceedings, except with respect to any person who shall:

(a)                            file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, together with any evidence or material which is to be presented to the Court at the hearing of the Application; and

(b)                            deliver the filed Response to Petition together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Application, to Maxar Canada’s counsel at:

Stikeman Elliott LLP

Barristers and Solicitors

1700 – 666 Burrard Street

Vancouver, British Columbia

V6C 2X8

Attention: David Brown

by or before 4:00 p.m. (Vancouver time) on November 14, 2018.

35.                               Upon the approval by the Maxar Canada Securityholders of the Arrangement Resolution, in the manner set forth in this Interim Order, Maxar Canada may apply to this Court (the “Application”) for an Order:

(a)                                 pursuant to section 291(4)(a) of the BCBCA approving the Arrangement; and

(b)                                 pursuant to section 291(4)(c) of the BCBCA declaring that the Arrangement is procedurally and substantively fair and reasonable to the Maxar Canada Securityholders

(collectively the “Final Order”),

and the hearing of the Application will be held on November 20, 2018 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the Application can be heard or at such other date and time as this Court may direct.

36.                               In the event that the hearing of the Application is adjourned, then only those persons who filed and delivered a Response to Petition in accordance with paragraph 34, need be served and provided with the materials filed and notice of the adjourned hearing date.

VARIANCE

37.                               Maxar Canada shall be entitled, at any time, to apply to vary this Interim Order.

38.                               To the extent of any inconsistency or discrepancy between this Interim Order and the Information Circular, the BCBCA, applicable Securities Laws or the articles of Maxar Canada, this Interim Order will govern.

39.                               Rules 8-1 and 16-1(8) – (12) will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

S1811038

VANCOUVER

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

/s/ David Brown
Signature of Lawyer for the Petitioner,
Maxar Technologies Ltd.

Lawyer: David Brown

BY THE COURT

/s/ Master Leslie Muir
Registrar

No.
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS

CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
MAXAR TECHNOLOGIES LTD.

MAXAR TECHNOLOGIES LTD.

PETITIONER

ORDER MADE AFTER APPLICATION
(INTERIM ORDER)

STIKEMAN ELLIOTT LLP
Suite 1700, Park Place
666 Burrard Street
Vancouver, BC V6C 2X8
Telephone (604) 631-1300

COUNSEL: David Brown
FILE NO: 107989.1010

Appendix E – Notice of Hearing of Petition

Please see attached.

MAXAR | 2018 | Management Proxy Circular | Page D-1

No. S1811038

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS
CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
MAXAR TECHNOLOGIES LTD.

MAXAR TECHNOLOGIES LTD.

PETITIONER

NOTICE OF PETITION

TO:                                                                           The holders (the “Maxar Shareholders”) of Maxar Technologies Ltd. (“Maxar Canada”) common shares (the “Maxar Canada Shares”) and the holders (the “LTIP Unitholders”) of Maxar share appreciation units (“LTIP Units”) (collectively, the “Maxar Canada Securityholders”)

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by Maxar Canada in the Supreme Court of British Columbia for approval, pursuant to section 291 of the Business Corporations Act, S.B.C. 2002 c. 57 and amendments thereto, of an arrangement contemplated in an Arrangement Agreement dated October 8, 2018 involving Maxar Canada and AcquisitionCo (the “Arrangement”).

NOTICE IS FURTHER GIVEN that by Order of Master Muir, a master of the Supreme Court of British Columbia, dated October 12, 2018, the Court has given directions by means of an interim order (the “Interim Order”) on the calling of a meeting (the “Meeting”) of the registered Maxar Canada Securityholders for the purpose of, among other things, considering and voting upon the special resolution to approve the Arrangement.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, Maxar Canada intends to apply to the Supreme Court of British Columbia for a final order (the “Final Order”) approving the Arrangement and declaring it to be fair and reasonable to the Maxar Canada Securityholders, which application will be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia on November 20, 2018 at 9:45 a.m. (Vancouver time) or so soon thereafter as counsel may be heard or at such other date and time as the Court may direct.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled “Response to

Petition” together with any evidence or materials which you intend to present to the Court at the Vancouver Registry of the Supreme Court of British Columbia and YOU MUST ALSO DELIVER a copy of the Response to Petition and any other evidence or materials to Maxar Canada’s address for delivery, which is set out below, on or before 4:00 p.m. (Vancouver time) on November 14, 2018.

YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE A RESPONSE TO PETITION AND ATTEND EITHER IN PERSON OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of the Maxar Canada Securityholders.

A copy of the Petition to the Court and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be furnished to any Maxar Canada Securityholder upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out below.

The Petitioner’s address for delivery is:

Stikeman Elliott LLP
Barristers and Solicitors
1700 – 666 Burrard Street
Vancouver, BC V6C 2X8
Attention: David Brown

DATED this 12 day of October, 2018.

/s/ David Brown

Solicitor for the Petitioner,

Maxar Technologies Ltd.

Appendix F – Unaudited Pro Forma Condensed
Consolidated Financial Statements

Maxar Technologies Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

(in millions of United States dollars)

	As at June 30, 2018
	Maxar Technologies Ltd. (Historical)	Adjustments to US GAAP	Pro Forma Adjustments	Notes	Maxar Technologies Inc. Pro Forma Consolidated
Assets

Current assets:	13.3				13.3
Cash and cash equivalents	328.8				328.8
Trade and other receivables, net	197.4				197.4
Contract assets	305.9	(64.8)		2(c)	241.1
Other current assets	845.4	(64.8)			780.6

Non-current assets:
Orbital receivables	430.9				430.9
Property, plant and equipment	1,060.5	(5.4)		2(i)	1,055.1
Intangible assets	1,673.4	(214.4)		2(a)	1,459.0
Goodwill	2,368.8				2,368.8
Other non-current assets	284.9	(74.7)	(43.5)	2(c), 2(d), 2(e), 3(b), 3(c)	166.7
	5,818.5	(294.5)	(43.5)		5,480.5
	6,663.9	(359.3)	(43.5)		6,261.1

Liabilities and Shareholders’ Equity

Current liabilities:	236.6				236.6
Trade and other payables	102.8				102.8
Employee benefits	390.9				390.9
Contract liabilities	18.1				18.1
Current portion of long-term debt	76.2	(30.1)	6.3	2(c), 2(e), 3(a)	52.4
Other current liabilities	824.6	(30.1)	6.3		800.8

Non-current liabilities:
Employee benefits	212.7				212.7
Deferred tax liabilities	142.9	(139.1)		2(c), 2(d)	3.8
Securitization liability	84.9				84.9
Non-financial liabilities	41.8				41.8
Long-term debt	3,076.4				3,076.4
Other non-current liabilities	156.8	29.7		2(e)	186.5
	3,715.5	(109.4)	-		3,606.1

Shareholders’ equity:
Share capital and contributed surplus	1,730.8				1,730.8
				2(a), 2(g), 2(h), 2(i), 3(a),
Retained earnings	242.1	(176.9)	(49.8)	3(b), 3(c)	15.4
Accumulated other comprehensive income	150.9	(42.9)		2(g), 2(h)	108.0
Total shareholders’ equity	2,123.8	(219.8)	(49.8)		1,854.2
	6,663.9	(359.3)	(43.5)		6,261.1

MAXAR | 2018 | Management Proxy Circular Page | F-1

Maxar Technologies Inc.

Unaudited Pro Forma Condensed Consolidated Statements of Earnings

(in millions of United States dollars, except  per share amounts)

	For the six months ended June 30, 2018
	Maxar Technologies Ltd. (Historical)	Adjustments to US GAAP	Pro Forma Adjustments	Notes	Maxar Technologies Inc. Pro Forma Consolidated

Revenues	1,136.6				1,136.6

Costs and expenses:
Direct costs, selling, general and administration	777.5	55.9		2(a), 2(b), 2(g), 2(i)	833.4
Depreciation and amortization	227.5	(3.0)		2(a)	224.5
Foreign exchange loss (gain)	2.0				2.0
Share-based compensation expense	9.3				9.3
Other expense	29.3				29.3
Earnings (loss) before interest and income taxes	91.0	(52.9)			38.1
Finance expense	94.2	8.9		2(a), 2(f)	103.1
Loss before income taxes	(3.2)	(61.8)	-		(65.0)
Equity in earnings from joint ventures, net of tax	(2.6)				(2.6)
Income tax expense / (recovery)	(13.0)	(28.6)	20.7	2(b), 2(f), 3(c)	(20.9)
Net (loss) earnings	12.4	(33.2)	(20.7)		(41.4)
					-
Weighted average shares outstanding - basic	56.8		-		56.8
Weighted average shares outstanding - diluted	57.0				56.8

Net (loss) earnings per common share:
Basic	$0.22				$(0.73)
Diluted	$0.22				$(0.73)

	For the year ended December 31, 2017
	Maxar Technologies Ltd. (Historical)	Adjustments to US GAAP	Pro Forma Adjustments	Notes	Maxar Technologies Inc. Pro Forma Consolidated

Revenues	1,631.2				1,631.2

Costs and expenses:
Direct costs, selling, general and administration	1,254.5	70.8	-	2(a), 2(b), 2(g), 2(i)	1,325.3
Depreciation and amortization	167.1	(6.0)		2(a)	161.1
Foreign exchange loss (gain)	(13.5)				(13.5)
Share-based compensation expense	57.9				57.9
Other expense	119.4				119.4
Earnings (loss) before interest and income taxes	45.8	(64.8)	-		(19.0)
Finance income	(1.3)				(1.3)
Finance expense	82.5	3.3		2(a), 2(f)	85.8
Earnings (loss) before income taxes	(35.4)	(68.1)	-		(103.5)
Equity in loss from joint ventures, net of tax	0.5				0.5
Income tax expense / (recovery)	(136.3)	(24.7)	22.8	2(b), 2(f), 2(h), 3(b), 3(c)	(138.2)
Net (loss) earnings	100.4	(43.4)	(22.8)		34.2

Weighted average shares outstanding - basic	41.2				41.2
Weighted average shares outstanding - diluted	41.3	0.2		2(j)	41.5

Net (loss) earnings per common share:
Basic	$2.44				$0.83
Diluted	$2.43				$0.82

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Note 1. Basis of Presentation

On October 9, 2018, Maxar Technologies Ltd. (“Maxar Canada” or the “Company”) announced a proposed plan to form a newly-incorporated parent entity to manage and hold the business of Maxar, Maxar Technologies Inc. (“Maxar U.S.”). Maxar U.S. will be formed under the laws of the State of Delaware in the United States of America and will become the ultimate parent company of Maxar and its subsidiaries as a result of the arrangement (the “U.S. Domestication”). The unaudited pro forma condensed consolidated financial statements of Maxar have been prepared in connection with the U.S. Domestication.

The unaudited pro forma condensed consolidated financial statements have been prepared by management and are based on the respective historical unaudited condensed consolidated financial statements of Maxar Canada as at and for the six months ended June 30, 2018 and for the year ended December 31, 2017, respectively.

The unaudited pro forma condensed consolidated balance sheet gives effect to the U.S. Domestication as if it had closed on June 30, 2018. The unaudited pro forma condensed consolidated statement of earnings (including the pro forma earnings per share) for the six months ended June 30, 2018 and for the year ended December 31, 2017, gives effect to the U.S. Domestication as if it had closed on January 1, 2017.

These unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have been achieved if the U.S. Domestication had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of Maxar Canada or Maxar U.S. for any future period or as of any future date. The pro forma adjustments are based upon currently available information and management’s estimates and assumptions. Actual adjustments may differ materially from the pro forma adjustments. In the opinion of management, these unaudited pro forma condensed consolidated financial statements include all adjustments necessary for fair presentation of the U.S. Domestication in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Maxar Canada’s historical financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which differs in certain respects from U.S. GAAP. Adjustments were made to Maxar Canada’s historical financial statements to convert them from IFRS to U.S. GAAP (refer to Note 2).

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the descriptions of the U.S. Domestication elsewhere in the proxy circular and the (i) the historical unaudited condensed consolidated financial statements of Maxar Canada as at and for the six months ended June 30, 2018, and (ii) the historical audited consolidated financial statements of Maxar Canada for the year ended December 31, 2017 and the related notes thereto.

Note 2. Adjustments to U.S. GAAP

Management of Maxar Canada has performed a preliminary review of the financial statements to identify and adjust material accounting differences between IFRS and U.S. GAAP.

The following adjustments have been made to convert Maxar Canada’s historical balance sheet as of June 30, 2018 and statement of earnings for the six months ended June 30, 2018 and the year ended December 31, 2017 to U.S. GAAP for purposes of the pro forma presentation:

a.             Development Costs

Under IFRS, in accordance with International Accounting Standard (“IAS”) 38 – Intangible Assets, development costs were capitalized and recorded as an intangible asset if technical feasibility had been established and it was considered probable that the Company would generate future economic benefits from the asset created on completion of development. Most of these projects were not placed into service as at June 30, 2018. Under U.S. GAAP, in accordance with Accounting Standards Codification (“ASC”) 730 – Research and Development, all development costs are expensed as incurred. As at June 30, 2018, this adjustment resulted in a decrease to intangible assets and a decrease to retained earnings of $214.4 million. For the six months ended June 30, 2018, this adjustment resulted in an increase to direct costs, selling, general and administration of $33.8 million, an increase to finance expense of $4.1 million and a decrease to depreciation and amortization of $3.0 million. For the

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year ended December 31, 2017, this adjustment resulted in an increase to direct costs, selling, general and administration of $47.7 million, an increase to finance expense of $5.0 million and a decrease to depreciation and amortization of $6.0 million.

b.            Investment Tax Credits

Under IFRS, Maxar Canada recorded investment tax credits in accordance with IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, and recognized investment tax credits as a reduction in direct costs, selling, general and administration or a reduction of capital assets, as applicable. Under U.S. GAAP, the Company determined that investment tax credits are within the scope of ASC 740, and as such are recognized as a reduction of income tax expense. For the six months ended June 30, 2018, this adjustment resulted in an increase to direct costs, selling, general and administration and a decrease to income tax expense of $23.9 million. For the year ended December 31, 2017, this adjustment resulted in an increase to direct costs, selling, general and administration and a decrease to income tax expense of $31.6 million.

c.             Investment Tax Credits – Classification

Under IFRS, in accordance with IAS 12 – Income Taxes, Maxar Canada had classified all investment tax credit balances as current tax assets. Under U.S. GAAP ASC 740 – Income Taxes, investment tax credits accounted for under the flow-through method result in either a reduction to income taxes payable in the year in which the credit arises, or as an increase in a deferred tax asset if the credit is carried forward to future years, subject to assessing the realization of such credits. The Company has determined that these credits will be realized and therefore the benefits related to the investment tax credits have been carried forward to future years and recognized as deferred tax assets. As at June 30, 2018, this adjustment resulted in a decrease to other current assets of $64.8 million, an increase to other non-current assets of $64.2 million, an increase to other current liabilities of $6.1 million and a decrease to deferred tax liabilities of $6.7 million.

d.            Deferred Taxes

Under IFRS, in accordance with IAS 12 – Income Taxes, deferred tax assets and liabilities were offset on a legal entity by entity basis. Under U.S. GAAP, in accordance with ASC 740 – Income Taxes, for each tax-paying component of an entity within a particular jurisdiction, all deferred tax assets and liabilities shall be offset and presented as a single amount within a particular tax jurisdiction rather than on a legal entity by entity basis. Therefore, certain non-current deferred tax assets and liabilities would be offset and presented on a net basis on the balance sheet. As at June 30, 2018, this adjustment resulted in a decrease to other non-current assets and a decrease to deferred tax liabilities of $132.4 million.

e.             Unrecognized Tax Benefits

Under IFRS, in accordance with IAS 12 – Income Taxes, tax exposure items are defined as current tax to the extent it affects the calculation of income in respect of both current and prior periods. Under U.S. GAAP, in accordance with ASC 740 – Income Tax, uncertain tax positions are classified as a current liability to the extent payment is expected within one year, an offset to deferred tax assets to the extent the related tax attributes are available to offset the liability and a non-current liability where payment is expected beyond one year. As at June 30, 2018, this adjustment resulted in a decrease to other non-current assets of $6.5 million, a decrease to other current liabilities of $36.2 million and an increase to other non-current liabilities of $29.7 million.

f.               Investment Tax Credits – Interest and penalties

Under IFRS, in accordance with IAS 12 – Income Taxes, interest and penalties on amounts related to investment tax credits were classified as finance expense. Under U.S. GAAP, in accordance with ASC 740 – Income Taxes, interest and penalties on the liability for unrecognized tax benefits can be classified as either a component of income tax expense or interest expense. Maxar Canada has elected to classify the income or expense in respect of certain interest and penalties as an increase to income tax expense or recovery as these amounts relate to the Company’s tax positions. This includes interest and penalties associated with investment tax credits. For the six months ended June 30, 2018, this adjustment resulted in an increase to finance expense and a decrease to income tax expense of $4.7 million. For the year ended December 31, 2017, this adjustment resulted in a decrease to finance expense and an increase to income tax expense of $1.8 million.

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g.            Pension

Under IFRS, in accordance with IAS 19 – Employee Benefits, Maxar Canada had recognized remeasurement gains and losses, including actuarial gains and losses, immediately in other comprehensive income. Under U.S. GAAP, ASC 715 – Compensation – Retirement Benefits, actuarial gains and losses are recognized in other comprehensive income and recognized in net income in subsequent reporting periods using the corridor approach. Also under IFRS, net interest expense (income) on the net defined benefit liability (asset) was recognized as a component of defined benefit cost using the discount rate. Under U.S .GAAP, expected return on plan assets is determined using the expected long-term rate of return on plan assets. As at June 30, 2018, these adjustments increased retained earnings and decreased accumulated other comprehensive income by $48 million. For the six months ended June 30, 2018 and the year ended December 31, 2017, these adjustments decreased direct costs, selling, general and administration by $4.9 million and $10.8 million, respectively.

h.             Pension – Changes in Deferred Tax

Under IFRS, in accordance with IAS 12 – Income Taxes, the income tax effect of actuarial gains and losses on defined benefit pension plans and other retirement benefit plans were included in other comprehensive income. Under U.S. GAAP, in accordance with ASC 740 – Income Taxes, the income tax effect of actuarial gains and loss on defined benefit pension plans and other retirement benefit plans are included in income tax expense. As at June 30, 2018, this adjustment resulted in a decrease to retained earnings and an increase to accumulated other comprehensive income of $5.1 million. For the year ended December 31, 2017, this adjustment resulted in an increase to income tax expense of $5.1 million.

i.                 Property, Plant and Equipment

Certain of the Company’s capitalized projects, such as satellites under construction, include the development of internal use software. Under IFRS, in accordance with IAS 38 – Intangible Assets, the Company capitalized certain overhead costs related to internally developed software as they were determined to be directly attributable to preparing the asset for use. Under U.S. GAAP, ASC 350-40 - Internal Use Software, overhead costs are required to be expensed as incurred, regardless of whether they are directly attributable to preparing the asset for use. As at June 30, 2018, this adjustment resulted in a decrease to property, plant and equipment and a decrease to retained earnings of $5.4 million. For the six months ended June 30, 2018 and for the year ended December 31, 2017, these adjustments resulted in an increase to direct costs, selling, general and administration of $3.1 million and $2.3 million, respectively.

Note 3. Pro forma adjustments related to the U.S. Domestication

Assumptions to the unaudited pro forma condensed consolidated balance sheet and statements of earnings

•                  On October 5, 2017, in connection with the DigitalGlobe Transaction, Maxar entered into a $3.75 billion senior secured syndicated credit facility (the “Syndicated Credit Facility”), which is comprised of the four-year senior secured first lien revolving credit facility and four-year senior secured first lien operating facility, the senior secured first lien term A facility, and the seven-year senior secured first lien term B facility. As contemplated in the current Syndicated Credit Facility, these adjustments assume that all U.S. Dollar-denominated borrowings are assumed by Maxar U.S.

a.             Transaction Costs

Costs incurred in connection with the U.S. Domestication, including legal, advisory fees and other costs, which were not reflected in the financial statements at June 30, 2018 were $6.3 million. As at June 30, 2018, this adjustment resulted in an increase to other current liabilities and a decrease to retained earnings of $6.3 million.

b.            Public Company Costs

Public company costs were previously deductible for Canadian tax purposes. As a result of the U.S. Domestication, Maxar U.S., a U.S. public company, will incur these costs, which will no longer be deductible for Canadian tax purposes. Maxar U.S. will not recognize the benefit of these tax assets for accounting purposes as the conditions of recoverability are not present at this time. As at June 30, 2018, this adjustment resulted in a decrease to other

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non-current assets and a decrease to retained earnings of $7.6 million. For the year ended December 31, 2017, this adjustment resulted in an increase to income tax expense of $7.6 million.

c.             Tax Deductible Interest Expense

Prior to the U.S. Domestication, Maxar Canada, a Canadian public company, held the outstanding debt from the Syndicated Credit Facility. As a result of the U.S. Domestication, Maxar U.S. will assume the outstanding debt from the Syndicated Credit Facility, and the benefit of the interest expense deduction will no longer be available to Maxar Canada. As at June 30, 2018, this adjustment resulted in a decrease to other non-current assets and a decrease to retained earnings of $35.9 million. For the six months ended June 30, 2018 and for the year ended December 31, 2017, these adjustments resulted in an increase to income tax expense of $20.7 million and $15.2 million, respectively.

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Appendix G – Comparison of Shareholder Rights

Your rights as a Maxar Canada Shareholder and the powers of the Maxar Canada Board are governed by British Columbia law and Maxar Canada’s notice of articles and articles. As a result of the U.S. Domestication, you will become a stockholder of Maxar U.S., and your rights and the powers of the Maxar U.S. Board will be governed by Delaware law and the Maxar U.S. Certificate and Maxar U.S. Bylaws as they will be in effect upon the completion of the U.S. Domestication.

Many of the principal attributes of Maxar Canada Shares and the Maxar U.S. Shares will be similar. However, there are differences between what your rights are under Canadian law and what they will be after the U.S. Domestication under Delaware law. In addition, there are differences between Maxar Canada’s notice of articles and articles and the Maxar U.S. Certificate and Maxar U.S. Bylaws as they will be in effect after the U.S. Domestication, especially as it relates to changes (i) that are required by Delaware law (i.e., certain provisions of the Maxar Canada notice of articles and articles were not replicated in the Maxar U.S. Certificate and Maxar U.S. Bylaws because Delaware law would not permit such replication, and certain provisions were included in the Maxar U.S. Certificate and Maxar U.S. Bylaws although they were not in the Maxar Canada notice of articles and articles because Delaware law requires such provisions to be included in the certificate of incorporation and bylaws of a Delaware corporation or to provide for provisions customarily provided in respect of publicly-traded Delaware corporations), or (ii) that are necessary in order to preserve the current rights of Maxar Canada Shareholders and powers of the Maxar Canada Board following the U.S. Domestication.

The following discussion is a summary of material changes in your rights resulting from the transaction. This summary does not cover all of the differences between Canadian law and Delaware law affecting companies and their shareholders or all the differences between Maxar Canada’s notice of articles and articles and the Maxar U.S. Certificate and Maxar U.S. Bylaws. This summary is subject to the complete text of the relevant provisions of the BCBCA, the DGCL, Maxar Canada’s notice of articles and articles and the Maxar U.S. Certificate and Maxar U.S. Bylaws as they will be in effect after the U.S. Domestication. We encourage you to read those laws and documents carefully.

The form of the Maxar U.S. Certificate and Maxar U.S. Bylaws substantially as they are intended be in effect after the U.S. Domestication are attached as Appendix H and Appendix I, respectively, to this Circular. For information as to how you can obtain Maxar Canada’s notice of articles and articles, please see “Additional Information”. Except where otherwise indicated, the discussion of Maxar U.S. below reflects the Maxar U.S. Certificate and Maxar U.S. Bylaws as those documents will be in effect upon completion of the U.S. Domestication.

Corporate Governance Item	Maxar Canada	Maxar U.S.
Capital Stock

Maxar Canada has authorized (a) an unlimited number of Maxar Canada Shares, having no par value and (b) an unlimited number of Maxar Canada preferred shares, having no par value.

Maxar Canada currently has only one class of Maxar Canada Shares outstanding.  Holders of these Maxar Canada Shares are entitled to all of the respective rights and obligations provided to shareholders under the BCBCA and Maxar Canada’s articles.

The Maxar U.S. Certificate will authorize 250,000,000 shares of capital stock consisting of (a) 240,000,000 Maxar U.S. Shares, par value $0.0001 per share and (b) 10,000,000 shares of preferred stock, par value $0.0001 per share.

Maxar U.S. Shares will be issued in the contemplated exchange.  Holders of Maxar U.S. Shares and preferred stock will be entitled to all of the respective rights and obligations provided to stockholders under the DGCL, the Maxar U.S. Certificate and the Maxar U.S. Bylaws.

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The Maxar U.S. Board, without Maxar U.S. Stockholder approval, will be entitled to approve the issuance of authorized but unissued Maxar U.S. Shares or shares of preferred stock.
Designation of Preferred Stock

Maxar Canada’s articles provide that the Maxar Canada Board, without approval of the holders of Maxar Canada Shares, may issue an unlimited number of Maxar Canada preferred shares, and may fix the designation, rights, privileges, restrictions and conditions attaching to each series of Maxar Canada preferred shares, subject to the filing of notice of articles, including without limitation, the rate or amount of any dividends or the method of calculating any dividends, the dates of payment thereof, any redemption, purchase and/or conversion prices and terms of any redemption, purchase and/or conversion and any sinking fund or other provisions.

Any proposed amendment to the rights, privileges, restrictions or conditions attaching to any series of issued Maxar Canada preferred shares must be approved by at least a two-thirds majority of the Maxar Canada preferred shares voted at a meeting duly convened for such purpose, if such amendment would prejudice or interfere with such rights, privileges, restrictions or conditions.

The Maxar U.S. Certificate will authorize the Maxar U.S. Board, without Maxar U.S. Stockholder approval, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, and the number of shares constituting any series or the designation of a series. The Maxar U.S. Board will be entitled, without Maxar U.S. Stockholder approval, to issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of Maxar U.S. Shares.

Voting Rights

Maxar Canada’s articles provide that Maxar Canada Shareholders have the right to attend all Maxar Canada Shareholder meetings and vote thereat, except for meetings at which only a specified class of shares (other than Maxar Canada Shares) or specified series is entitled to vote. Maxar Canada’s articles provide that, subject to the BCBCA, the holders of Maxar Canada preferred shares shall not have the right to vote, except that the holders of the Maxar Canada preferred shares are entitled to such approval as may be required by law regarding any amendment or repeal of the provisions attaching to the Maxar Canada preferred shares.

Additionally, Maxar Canada’s articles provide that, subject to certain restrictions, (a) with respect to any vote by show of hands, each Maxar Canada

Each Maxar U.S. Share will entitle the holder thereof to one vote at all meetings of Maxar U.S. Stockholders at which the holders of Maxar U.S. Shares are voting.

The Maxar U.S. Board will be entitled to set the voting rights and powers for the preferred stock.

The Maxar U.S. Bylaws will provide that any question brought before any meeting of the Maxar U.S. Stockholders (except for the election of directors), shall be decided by the vote of the holders of a majority of the total number of votes of Maxar U.S. capital stock, represented at the meeting and entitled to vote on such question, voting as a single class.

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Shareholder or proxy present is entitled to one vote and (b) with respect to a poll, each Maxar Canada Shareholder has one vote in respect of each share. Subject to the BCBCA, every motion put to a vote at a meeting of Maxar Canada Shareholders will be decided on a show of hands, or its functional equivalent, unless a poll, before or on the declaration of the result of the vote by show of hands, or its functional equivalent, is directed by the chair or demanded by any Maxar Canada Shareholder entitled to vote who is present in person or by proxy. On a poll, a Maxar Canada Shareholder entitled to more than one vote need not cast all the votes in the same way.

Subsidiaries of Maxar Canada that hold Maxar Canada Shares, if any, are not entitled to vote.

In general, any matter voted upon by Maxar Canada Shareholders shall be decided by a simple majority of the votes cast, unless the matter to be voted requires a special resolution (which requires 2/3 of the votes cast on the resolution).

Quorum of Shareholders

Maxar Canada’s articles provide that subject to special rights and restrictions attached to any class or series of shares, a quorum of Maxar Canada Shareholders is constituted by two persons who are, or represent by proxy, Maxar Canada Shareholders holding at least 25% of the issued shares entitled to be voted.

Maxar Canada’s articles provide that, with respect to a meeting of Maxar Canada Shareholders that is a continuation of a meeting of Maxar Canada Shareholders (other than a general meeting requisitioned by Maxar Canada Shareholders) that was adjourned because within one-half hour from the time set for such initial meeting a quorum was not present, if a quorum of Maxar Canada Shareholders is not present within one-half hour from the time set for holding such continuation of the adjourned meeting, then the person or persons present that are, or represent by proxy, one or more Maxar Canada Shareholders entitled to attend and vote at the meeting constitute a quorum.

The Maxar U.S. Bylaws will provide that the holders of a majority of Maxar U.S. capital stock issued and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, a quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, or the chairperson of the meeting shall have power to adjourn the meeting until a quorum shall be present or represented.

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Adjournment of Shareholder Meetings

Maxar Canada’s articles provide that the chair of a meeting of Maxar Canada Shareholders may, and if so desired by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Additionally, Maxar Canada’s articles provide that if, within one-half hour from the time set for the holding of a meeting of Maxar Canada Shareholders, a quorum is not present, then, in the case of any such meeting (other than a general meeting requisitioned by Maxar Canada Shareholders), such meeting stands adjourned to a fixed time and place as determined by the chair of the Maxar Canada Board or by the Maxar Canada Board.

The Maxar U.S. Bylaws will provide that any meeting of the stockholders may be adjourned by either (i) the chairperson of the meeting, or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to notice of and to vote at the meeting.

At the adjourned meeting, Maxar U.S. may transact any business which might have been transacted at the original meeting.

Dividends, Repurchases and Redemptions

Dividends

Maxar Canada’s articles provide that, subject to the BCBCA, the Maxar Canada Board may declare and authorize payment of dividends as the Maxar Canada Board deems advisable.

Maxar Canada’s articles provide that any dividend unclaimed after a period of three years from the date on which such dividend was declared to be payable shall be forfeited and shall revert to Maxar Canada. Maxar Canada shall not be liable to any person in respect of any dividend which is forfeited to Maxar Canada or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Under the BCBCA, dividends may be declared unless there are reasonable grounds for believing that (a) Maxar Canada is insolvent or (b) the payment of the dividend would render Maxar Canada insolvent.

Repurchases/Redemptions

Dividends

Under the Maxar U.S. Certificate and the DGCL, Maxar U.S. Stockholders will be entitled to receive dividends if, as and when declared by the Maxar U.S. Board, subject to the rights of any preferred stockholders.

Under the DGCL, the Maxar U.S. Board may declare and pay a dividend to Maxar U.S. Stockholders out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both. A dividend may be paid in cash, in Maxar U.S. Shares, in shares of Maxar U.S. preferred stock or in other property.

Repurchases/Redemptions

Under the DGCL, Maxar U.S. will be able redeem or repurchase Maxar U.S. Shares, except that generally it may not redeem or repurchase those shares if the capital of Maxar U.S. is impaired at the time or would become impaired as a result of the redemption or repurchase of

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Under the BCBCA, Maxar Canada may, subject to certain other requirements contained in the BCBCA, (a) redeem, on the terms and in the manner provided in its articles, any of its shares that has a right of redemption attached to it, (b) if it is so authorized by, and subject to any restriction in its articles, purchase any of its shares, and (c) subject to any restriction in its articles, otherwise acquire any of its shares. Maxar Canada’s articles do not expressly provide for any specific redemption rights, however, Maxar Canada’s articles provide that, with certain limitations, Maxar Canada may, if authorized by the Maxar Canada Board, purchase or otherwise acquire any of its shares upon the terms authorized by the Maxar Canada Board. Purchased or otherwise acquired shares may be sold, gifted or otherwise disposed of, provided that while Maxar Canada holds any such shares, it is not entitled to vote such shares at a meeting of Maxar Canada Shareholders, pay a dividend in respect of such shares or make any other distribution in respect of such shares.

such shares. Maxar U.S. preferred stock is redeemable in accordance with its terms. Repurchased and redeemed shares may be retired or held as treasury shares. Shares that have been repurchased but have not been retired may be resold by a corporation for such consideration as the board of directors may determine in its discretion.

Size of the Board of Directors

Maxar Canada’s articles provide that Maxar Canada shall have a minimum of 3 and a maximum of 20 directors as determined by the Maxar Canada Board. Between annual meetings, the Maxar Canada Board may appoint additional directors, but the number of additional directors may not exceed 1/3 of the number of directors elected at the last annual meeting.

Under the BCBCA, a board of directors of a BCBCA corporation that is a public company must have no fewer than three directors.

Maxar Canada’s articles provide that a quorum for a meeting of directors may be set by the directors to a number not less than 50% of the directors in office, and, if not so set, is deemed to be a majority of directors in office.

The Maxar U.S. Certificate and Maxar U.S. Bylaws will provide that Maxar U.S. shall have a minimum of 3 and a maximum of 20 directors as determined by the Maxar U.S. Board. Between annual meetings, the Maxar U.S. Board may appoint additional directors.

The Maxar U.S. Bylaws will provide that a quorum for a meeting of directors is a majority of directors.

Term of Directors

The BCBCA and Maxar Canada’s articles provide that a director ceases to be a director when the term of office of the director expires, the director dies, the director resigns by providing written notice to Maxar Canada, or the director is removed by the Maxar Canada

The Maxar U.S. Certificate and Maxar U.S. Bylaws will provide that directors will serve for the longer of a one-year term or, in the case of an election at a special meeting, until the next annual meeting.

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Shareholders or the Maxar Canada Board. Additionally, all directors cease to hold office immediately before the election of directors at the annual meeting, but they are eligible for re-election or re-appointment.

Election of Directors

Maxar Canada’s articles provide that a separate vote of Maxar Canada Shareholders shall be taken with respect to each candidate nominated for director.

Under the BCBCA, directors are to be elected by ordinary resolution (a majority of Maxar Canada Shares represented and voting) passed at a meeting called for that purpose. However, the Maxar Canada Board has adopted a majority voting policy.

To this end, the form of proxy for the vote at a meeting of Maxar Canada Shareholders enables Maxar Canada Shareholders to vote in favor of, or to withhold from voting, separately for each nominee. If, with respect to any particular nominee, the number of Maxar Canada Shares withheld exceeds the number of Maxar Canada Shares voted in favor of the nominee, then for purposes of Maxar Canada’s majority voting policy, the nominee shall be considered not to have received the support of the Maxar Canada Shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered under this test not to have the confidence of Maxar Canada Shareholders is expected to immediately submit to the Maxar Canada Board his or her resignation. The Governance and Nominating Committee will promptly consider the director’s offer to resign and make a recommendation to the Maxar Canada Board whether to accept it. In making its recommendation, the Governance and Nominating Committee will consider the reason why the votes were withheld, the skills and expertise of that director, the overall composition of the Maxar Canada Board and the skills and the expertise of the other directors. With the exception of special circumstances that would warrant the continued service of the applicable director on the Maxar Canada Board, the Governance and Nominating

The Maxar U.S. Bylaws will provide that directors are elected at the annual meeting of stockholders or at a special meeting called for such purpose and hold office until the annual meeting for the year in which his or her term expires and until his or her successor is elected and qualified.

Directors of Maxar U.S. will be elected by an affirmative majority of votes cast represented and entitled to vote at a meeting of stockholders for the election of directors; however, in contested elections, directors are elected by a plurality of votes cast.

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Committee will accept and recommend acceptance of the resignation of that director, by the Maxar Canada Board. Any director who tenders his or her resignation will not participate in the deliberations unless the remaining directors do not constitute a quorum, in which case all directors may participate in the deliberations. Within 90 days of receiving the final voting results, the Maxar Canada Board will decide whether to accept or not accept the resignation of that director. If the resignation is accepted, subject to any applicable law, the Maxar Canada Board may leave the resultant vacancy unfilled until the next annual general meeting, fill the vacancy through the appointment of a new director whom the Maxar Canada Board considers to merit the confidence of the Maxar Canada Shareholders, or call a special meeting of Maxar Canada Shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies. Following the decision of the Maxar Canada Board on the resignation, the Maxar Canada Board will disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for rejecting the resignation offer, if applicable.

Removal of Directors

Maxar Canada’s articles provide that the Maxar Canada Shareholders may remove a director before the expiration of his or her term by ordinary resolution (a majority of Maxar Canada Shares represented and voting). Additionally, the Maxar Canada Board may remove any director if the director ceases to be qualified to act as a director and does not promptly resign.

The Maxar U.S. Certificate and Maxar U.S. Bylaws will provide that, subject to the rights of any holders of preferred stock, directors may be removed from office at any time, only by the affirmative vote of the holders of a majority of the combined voting power of the issued and outstanding Maxar U.S. capital stock entitled to vote in the election of directors, voting as a single class.

Filling of Vacancies on the Board of Directors

Maxar Canada’s articles provide that if there are fewer directors in office than the number that constitutes a quorum, the Maxar Canada Shareholders may elect directors to fill any vacancy. Additionally, the Maxar Canada Board may appoint a qualified person to fill any vacancy, except a vacancy (a) resulting from an increase in the number of the minimum or maximum number of directors (b) resulting from a failure by the Maxar Canada Shareholders to elect the minimum number of directors set or otherwise required under Maxar Canada’s articles. A director appointed by the

The Maxar U.S. Certificate and Maxar U.S. Bylaws will provide that any vacancies may be filled by a majority of the Maxar U.S. Board then in office, even if such directors constitute less than a quorum.

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Maxar Canada Board to fill a vacancy holds office for the unexpired term of his or her predecessor.

Under Maxar Canada’s articles, if the Maxar Canada Shareholders remove a director, the vacancy may be filled by the Maxar Canada Shareholders by ordinary resolution (a majority of Maxar Canada Shares represented and voting). If the Maxar Canada Shareholders do not elect a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint a director to fill the vacancy.

Ability to Call Special Meeting of Shareholders / Stockholders

Maxar Canada’s articles provide that the directors may call a meeting of Maxar Canada Shareholders at such time as they determine.

Under the BCBCA, the holders of not less than 1/20 of the shares that carry a right to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting. If the directors do not call the meeting within 21 days after receiving a request in compliance with this provision, the requisitioning shareholders, any one or more of them holding, in the aggregate, more than 1/40 of the issued shares of Maxar Canada that carry the right to vote at general meetings, may send notice of a general meeting to be held to transact the business stated in the requisition.

The Maxar U.S. Certificate and Maxar U.S. Bylaws will provide that a special meeting of stockholders may be (a) called by (i) the Chair of the Maxar U.S. Board and (ii) Secretary of Maxar U.S. at the direction of the Maxar U.S. Board, and (b) called by the Secretary of Maxar U.S. at the written demand two or more stockholders who in the aggregate hold at least 10% of the voting power of the outstanding shares of Maxar U.S. At any such special meeting only such business shall be conducted as specified in the notice of meeting.

Notice of Annual and Special Meetings of Stockholders/Shareholders

Under the BCBCA and Maxar Canada’s articles, the Maxar Canada Board must call an annual meeting of Maxar Canada Shareholders at least once in each calendar year and not later than 15 months after holding the last preceding annual meeting. Under the BCBCA, Maxar Canada may apply to the Corporate Registrar for an order extending the time for calling an annual meeting.

Under Maxar Canada’s articles, meetings of Maxar Canada Shareholders shall be held at such place in Canada or the United States as determined by the Maxar Canada Board.

Under the BCBCA and Maxar Canada’s

Under the DGCL and the Maxar U.S. Bylaws, written notice of annual and special meetings of Maxar U.S. Stockholders will be required to be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date.

The Maxar U.S. Bylaws will provide that notice of a special meeting must also state the purpose for which the special meeting is called.

Under the DGCL, an annual meeting of stockholders is required for the election of directors and for such other proper business as may be conducted thereat. The Delaware Court of Chancery may order a corporation to hold an annual

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articles, taken together, notice of the date, time and place of a meeting of Maxar Canada Shareholders must be given not less than 21 days nor more than two months prior to the meeting to each director, to Maxar Canada’s auditor and to each Maxar Canada Shareholder entitled to vote at the meeting.

Under the BCBCA and Maxar Canada’s articles, the directors may fix in advance a date as the record date for the determination of Maxar Canada Shareholders entitled to receive notice of a meeting of Maxar Canada Shareholders.

Under the BCBCA, the record date must not precede the date on which the meeting is to be held by more than two months. If no record date is fixed, the record date will be at 5:00 p.m. on the day immediately preceding the day on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Under the BCBCA, the Maxar Canada Board must place certain financial statements and an auditor’s report before the Maxar Canada Shareholders at the annual meeting.

meeting if a corporation has failed to do so for a period of 13 months after its last annual meeting.

The Maxar U.S. Bylaws will provide that the annual meeting of stockholders will be held at such time as shall be designated from time to time by the Maxar U.S. Board. The Maxar U.S. Certificate will provide that meetings of stockholders may be held within or without the State of Delaware.

Under the Maxar U.S. Bylaws, the directors will be entitled to fix a record date to determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Maxar U.S. Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Maxar U.S. Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

Stockholder / Shareholder Action by Written Consent

Under the BCBCA, generally, shareholder action without a meeting may only be taken by consent resolution of the shareholders entitled to vote on the resolution: with a written consent executed by shareholders holding 2/3 of the shares being effective to approve an action requiring an ordinary resolution; and with a written consent executed by all shareholders being effective to approve an action requiring a special resolution or an exceptional resolution. For a public company such as Maxar Canada, this effectively means that all actions requiring shareholder approval must be taken at a duly convened shareholder meeting.

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action of stockholders may be taken by written consent. The Maxar U.S. Certificate will provide, however, that any action required or permitted to be taken by Maxar U.S. Stockholders must be effected at a duly called annual or special meeting. The ability of Maxar U.S. Stockholders to consent in writing to the taking of any action will be specifically denied.

Advance Notice Requirements for Director Nominations and Other Proposals by Shareholders/Stockholders

Maxar Canada’s articles provide that a Maxar Canada Shareholder (who is listed in Maxar Canada’s securities register at the close of business on the record date for notice of a meeting at which directors are to be voted upon as a Maxar Canada Shareholder entitled

The Maxar U.S. Bylaws will provide that a stockholder wishing to nominate a director for election to the Maxar U.S. Board or propose other business to be considered at the annual meeting must provide written notice (in proper form) to the Secretary not later than the close of

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to vote) may give notice (if such person remains a Maxar Canada Shareholder as of the date of notice) to Maxar Canada of a nomination. Such notice must be timely and must be made in proper form to Maxar Canada’s secretary at Maxar Canada’s principal executive offices in person or by facsimile. Additionally, Maxar Canada may require any proposed nominee to furnish such other information (including any written consent to act as a director) as may reasonably be required under the BCBCA, applicable securities laws or the rules of any stock exchange on which Maxar Canada Shares are listed. The Maxar Canada Board may waive any of the foregoing requirements.

To be timely, such notice must be given (a) in the case of an annual general meeting, not later than the close of business on the 30th day prior to the meeting, provided that if the meeting is to be on a date that is less than 50 days after the public announcement thereof, such notice may be made not later than the close of business on the 10th day following the notice date, and (b) in the case of a special meeting, not later than the close of business on the 15th day following the day on which the first public announcement of the special meeting was made.

To be in proper form, such notice must set forth:

(i) if the nominating Maxar Canada Shareholder is not the beneficial owner of the shares, the identity of the beneficial owner and the number of shares held by that beneficial owner;

(ii) as to each person whom the nominating Maxar Canada Shareholder proposes to nominate for election as a director (1) the name, age and address of the person, (2) the principal occupation or employment of the person, (3) the class or series and number of shares in the capital of Maxar Canada which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of Maxar Canada Shareholders (if such date shall then have been made publicly available and business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the shareowner must be so received no earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of the annual meeting was first made by stockholders.

A Maxar U.S. Stockholder wishing to nominate a director for election to the Maxar U.S. Board at a special meeting of stockholders must give written notice (in proper form) to the Secretary not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting nor later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Maxar U.S. Board to be elected at such special meeting.

The public announcement of an adjournment or postponement of an annual or special meeting of stockholders will not commence a new time period for the giving of a shareowner’s notice as described above.

To be in proper form, the notice must set forth:

(i) as to each person whom the stockholder proposes to nominate for election as a director (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, (2) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected, (3) a description

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shall have occurred) and as of the date of such notice, and (4) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular or other filings to be made in connection with solicitations of proxies for election of directors pursuant to the BCBCA and applicable securities laws; and

(iii) as to the nominating Maxar Canada Shareholder and any beneficial owner respecting which the notice was given, the class or series and number of shares in the capital of Maxar Canada (as well as options, other rights, etc.) which are controlled or which are owned beneficially or of record by such person(s), each of its respective affiliates and associates and each person acting jointly or in concert with any of them as of the record date for the meeting of the Maxar Canada Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such nominating Maxar Canada Shareholder or beneficial owner has a right to vote any shares of Maxar Canada on the election of directors and any other information relating to such nominating Maxar Canada Shareholder or beneficial owner that would be required to be made in a dissident’s proxy circular or other filings to be made in connection with solicitations of proxies for election of directors pursuant to the BCBCA and applicable securities laws.

Under the BCBCA, shareholder proposals, may be made by eligible registered or beneficial Maxar Canada Shareholders entitled to vote at an annual meeting of Maxar Canada Shareholders so long as the Maxar Canada Shareholder has held such Maxar Canada Shares uninterrupted for a period of at least two years before the date of signing of the proposal, and who together in the aggregate constitute at least 1/100 of the issued Maxar Canada Shares or have a fair market value in excess of the prescribed amount (currently $2,000). Those registered or beneficial Maxar of any direct or indirect material interest in any material contract or agreement between or among the stockholder and the nominee and (4) a completed and signed questionnaire, representation and agreement to be required by the Maxar U.S. Bylaws;

(ii) as to any other business that the stockholder proposes to bring before the annual meeting, a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business, the reasons for conducting such business at the annual meeting and any material interest in such business of such shareowner and the beneficial owner, if any, on whose behalf the proposal is made; and

(iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made: (1) the name and record address of such shareowner, as they appear on Maxar U.S.’s books, and of such beneficial owner, (2) the class or series and number of shares of Maxar U.S. capital stock which are owned beneficially and of record by such stockholder, including any derivative securities, and such beneficial owner as of the date of the notice, (3) a description of any material pending or threatened legal proceeding in which such stockholder is a party or material participant involving Maxar U.S., its officers, directors or affiliates; (4) a description of any material relationship between such stockholder and Maxar U.S. or an affiliate, (5) any direct or indirect material interest in any material contract or agreement between such stockholder and Maxar U.S. or an affiliate and (6) any other information relating to such shareowner or beneficial owner that would be required to be made in connection with solicitation of proxies with the SEC.

To be in proper form, the notice of other business (other than a nomination) is satisfied if the shareowner has notified Maxar U.S. of his or her intention to present a proposal at an annual meeting in compliance with U.S. Exchange Act rules and regulations and such proposal has been included in Maxar U.S.’s proxy statement for the annual meeting.

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Canada Shareholders must alongside the proposal submit and sign a declaration providing the requisite information under the BCBCA. To be a valid proposal, the proposal must be submitted at least three months before the anniversary of the previous year’s annual general meeting.

Amendments to the Certificate of incorporation / Notice of Articles

Under the BCBCA, alteration of a notice of articles generally requires authorization by either court order, by a 2/3 vote of all voting shares or by the methods specified in a company’s articles. Certain alterations to matters such as changes to company name or address or a change in directors will not require authorization by the above mentioned methods. Specific alterations such as those of a nature affecting a particular class or series in a manner that would prejudice or interfere with the rights of those in question, will entitle the affected class or series to vote on the alteration, whether or not it otherwise carries the right to vote.

The Maxar U.S. Certificate will provide that Maxar U.S. may amend, alter, change or repeal any provision in the Maxar U.S. Certificate in the manner provided in the DGCL; provided, however, that the affirmative vote of the holders of at least 2/3 of the voting power of the shares entitled to vote at an election of directors, voting as a single class, is required to amend, alter or change the Maxar U.S. Certificate.

Amendments to Bylaws / Articles

Under the BCBCA, depending on the alteration sought, Maxar Canada may resolve to alter its articles, by the type of resolution specified in the BCBCA, if not specified in the BCBCA, by the type of resolution specified in Maxar Canada’s articles or if neither the BCBCA or Maxar Canada’s articles specify the type of resolution, by a 2/3 vote of all voting shares. An alteration to articles that does not affect the accuracy of the notice of articles takes effect on the date and time the resolution authorizing the alteration is received for deposit at Maxar Canada’s record office or on any later date and time specified in the resolution.

Under the BCBCA, if upon becoming effective an alteration to Maxar Canada’s articles would render any information in Maxar Canada’s notice of articles incorrect or incomplete or would alter special rights or restrictions attached to shares, Maxar Canada must note on the resolution authorizing the alteration that the alteration does not take effect until the notice of articles is altered to reflect the alteration to the articles, deposit the resolution at Maxar Canada’s records office and then alter its notice of articles to reflect the

The Maxar U.S. Certificate and Maxar U.S. Bylaws will provide that the Maxar U.S. Board has the power to adopt, amend, alter or repeal the Maxar U.S. Bylaws.

The Maxar U.S. Bylaws will provide that they may be adopted, amended, altered or repealed by the affirmative vote of the holders of at least 2/3 of the voting power of the shares entitled to vote in connection with the election of directors of Maxar U.S., voting as a single class.

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alteration to be made to the articles. Following this, the alteration to the articles takes effect when the alteration to the notice of articles takes effect.

Subject to the BCBCA and certain exceptions, Maxar Canada’s articles provide that Maxar Canada may generally make alterations to the articles, including without limitation regarding shares, by a majority vote of all voting shares.

Anti-takeover Statute	The BCBCA does not contain an anti-takeover statute comparable to that in the DGCL with respect to business combinations.

Maxar U.S. is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with any interested shareowner for a three-year period following the time that such shareowner becomes an interested shareowner, unless the board of directors approves the business combination or the transaction by which such shareowner becomes an interested shareowner, in either case, before the shareowner becomes an interested shareowner, the interested shareowner acquires 85% of the corporation’s outstanding voting stock in the transaction by which such shareowner becomes an interested shareowner, or the business combination is subsequently approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3 % of the corporation’s outstanding voting stock not owned by the interested shareowner.

Mergers, Consolidations and Other Transactions

Under the BCBCA, certain corporate actions are required to be approved by a 2/3 vote of all voting shares. Such corporate actions include without limitation:

•  amalgamations (other than with certain affiliated corporations), subject to the additional approval of a separate 2/3 vote of all Maxar Canada Shareholders that would be prejudiced or interfered with by such amalgamation;

•  reductions of capital;

•  sales, leases or exchanges of all, or substantially all, the property of a corporation other than in the ordinary course of business; and

Under Delaware law, a sale, lease or exchange of all or substantially all of a corporation’s assets, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation generally requires the approval of the corporation’s board of directors and, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction.

Subject to a number of requirements (including a requirement that the corporation have a class or series of stock that is listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the merger

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•  other actions such as liquidations, or arrangements.

In certain specified cases where share rights or special rights may be prejudiced or interfered with, a 2/3 vote of all voting shares to approve the corporate action in question affecting the share rights or special rights, is also required to be approved separately by the holders of a class or series of shares, including a class or series of shares not otherwise carrying voting rights.

In specified extraordinary corporate actions, such as approval of plans of arrangements and amalgamations all shares have a vote, whether or not they generally vote and, in certain cases, have separate class votes.

Under the BCBCA, within four months after an acquisition offer is submitted, if the holders of not less than 9/10 of the shares of any class other than the shares already held by the acquiror to which the acquisition offer relates, accept the acquisition offer, the offeror is then entitled to acquire the Maxar Canada Shares held by Maxar Canada Shareholders who did not accept the acquisition offer. Under the BCBCA, an acquisition offer for more than one class of shares is deemed to be a separate offer for shares of each class of shares.

agreement by the corporation), Section 251(h) permits merger agreements to contain a provision eliminating the need for a shareowner vote for a second-step merger following consummation of a tender or exchange offer for all of the outstanding stock of a corporation on the terms provided in such merger agreement that, absent Section 251(h), would be entitled to vote on the adoption or rejection of the merger agreement.

Additionally, Section 253 of the DGCL permits a corporation to merge with a subsidiary corporation without a vote of stockholders of the subsidiary if the parent owns 90 percent (90%) or more of the outstanding shares of each class of the subsidiary’s stock that would otherwise be entitled to vote on the merger (provided that certain other requirements are met).

Preemptive Rights of Stockholders / Shareholders	Under the BCBCA, holders of Maxar Canada Shares are not entitled to pre-emptive rights.	Maxar U.S. Stockholders will not have preemptive rights to acquire newly issued shares of stock.
Limitation of Personal Liability of Directors and Officers

Under the BCBCA, no provision in a contract or Maxar Canada’s articles relieves a director or officer from (a) the duty to act in accordance with the BCBCA and the regulations, or (b) liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to Maxar Canada.

As permitted by the DGCL, the Maxar U.S. Certificate will provide that no director shall be liable to Maxar U.S. or its stockholder for monetary damages for breach of fiduciary duty as a director, except to the extent such limitation of liability is not permitted by the DGCL, as now in effect or as amended.

Section 102(b)(7) of the DGCL does not permit the limitation of a director’s liability for the following:

•   any breach of the director’s duty of loyalty to Maxar U.S. or its stockholders;

•   any act or omission not in good faith

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     or which involved intentional misconduct or a knowing violation of law;

•   unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•   any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

Maxar Canada’s articles provide that Maxar Canada must indemnify an eligible party against all eligible penalties and pay expenses in advance for an eligible proceeding, subject to the BCBCA. Additionally, Maxar Canada may indemnify any other person, subject to the BCBCA.

Under the BCBCA, and for purposes of Maxar Canada’s articles, an “eligible party”, includes but is not limited to, a director or officer of Maxar Canada, a former director or officer of Maxar Canada or a person who acts or acted as a director or officer or an individual acting in a similar capacity of another entity for one of Maxar Canada’s affiliates or at Maxar Canada’s request.

Under the BCBCA, Maxar Canada may indemnify an eligible party against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of such party having been an eligible party, to which such party is or may be liable. Under the BCBCA, Maxar Canada may, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding. Prior to the final disposition, Maxar Canada may pay, as they are incurred, the expenses actually and reasonably incurred by an eligible party if they commit in writing to undertake that if the indemnification is prohibited pursuant to the BCBCA, the eligible party will repay the amounts advanced.

Under the BCBCA, indemnification of an eligible party is prohibited if:

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than a derivative action), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Also under Section 145 of the DGCL, a corporation may pay the expenses (including attorneys’ fee) incurred by officers and directors in defending against lawsuits in advance, provided that such director or officer undertakes to repay any advanced funds if indemnification is ultimately determined not to be permissible.

The Maxar U.S. Certificate and Maxar U.S. Bylaws will generally provide mandatory indemnification and

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•  the indemnity or payment is made under an earlier agreement and at the time the agreement to indemnify or pay expenses was made Maxar Canada was prohibited from doing so under its articles;

•  the indemnity or payment is made other than under an earlier agreement and at the time when the indemnity or payment is made, Maxar Canada is prohibited from doing so under its articles;

•  if in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of Maxar Canada or the associated corporation, as the case may be; or

•  in the case of an eligible proceeding other than a civil proceeding, the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

Additionally, in the case of a derivative action on behalf of Maxar Canada or on behalf of an associated corporation, Maxar Canada must not indemnify an eligible party for any penalties the eligible party is or may be liable for and Maxar Canada must not pay the expenses of the eligible party after the final disposition nor advance expenses to the eligible party.

advancement of expenses to directors and officers to the fullest extent permitted by Delaware law. The Maxar U.S. Certificate will provide that Maxar U.S. may provide rights of indemnification and advancement to its employees and agents.

Section 145 of the DGCL provides that a determination regarding indemnification shall be made by Maxar U.S. with respect to a person who is a director or officer of the corporation at the time of such determination by: (i) a majority vote of the directors who are not parties to the action, suit or proceeding, even though less than a quorum, (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the Maxar U.S. Stockholders.

A director or officer may also apply to the Delaware Court of Chancery or any other court of competent jurisdiction in Delaware for a determination that indemnification is proper in the circumstances.

Section 145 of the DGCL provides and the Maxar U.S. Bylaws will provide that it is not exclusive of other indemnification that may be granted by the Maxar U.S. Certificate, the Maxar U.S. Bylaws, disinterested director vote, shareholder vote, agreement or otherwise.

The Maxar U.S. Bylaws also provide that, except for proceedings to enforce rights to indemnification, Maxar U.S. shall not be obligated to indemnify any director or officer (or his heirs, executors, or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Maxar U.S. Board.

Indemnity Insurance	Pursuant to the BCBCA and Maxar Canada’s articles, Maxar Canada may purchase and maintain insurance against liability asserted against or incurred by any of the eligible persons.

Pursuant to the DGCL and the Maxar U.S. Bylaws, Maxar U.S. may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Maxar U.S., or is or was serving at the request of Maxar U.S. as a director, officer, employee or agent of another corporation partnership, joint

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venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity.
Oppression Remedy

Under the BCBCA, there is an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to or that unfairly disregard the interests of any beneficial owner of a share of Maxar Canada or any person whom the court considers to be an appropriate person.

The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect Maxar Canada Shareholders and other complainants.

The DGCL does not provide for a remedy similar to the oppression remedy as provided under the BCBCA; however, Delaware courts have broad authority to impose equitable remedies for violations of a director’s fiduciary duties under Delaware common law.

Inspection of Corporate Records

Under the BCBCA, current directors of Maxar Canada have the right to examine all of the corporate records required to be kept and any other person, including a Maxar Canada Shareholder, has the right to examine certain corporate records Maxar Canada is required to keep, including without limitation Maxar Canada’s central securities register, during usual business hours.

Under the DGCL, a shareowner or its agent has the right to inspect Maxar U.S.’s stock ledger, a list of all of its stockholders and its other books and records during the usual hours of business upon written demand stating his purpose (which must be reasonably related to such person’s interest as a shareowner). If Maxar U.S. refuses to permit such inspection or refuses to reply to the request within five Business Days of the demand, the shareowner may apply to the Delaware Court of Chancery for an order to compel such inspection.

Dissent and Appraisal Rights

Under the BCBCA, a Maxar Canada Shareholder is entitled to dissent with respect to:

•  any resolution to alter Maxar Canada’s articles with respect to the powers of Maxar Canada or the business Maxar Canada is permitted to carry on;

•  any resolution to adopt an amalgamation agreement;

•  any resolution to approve an amalgamation into a foreign jurisdiction;

•  any resolution to approve an arrangement, the terms of which arrangement permit dissent;

•  any resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of Maxar

Under the DGCL, a shareowner may dissent from certain mergers and have the fair value of his or her shares appraised by the Delaware Court of Chancery. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders.

Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than

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Canada’s undertakings;

•  any resolution to authorize the continuation of Maxar Canada into a jurisdiction other than British Columbia;

•  any resolution, if dissent is authorized by such resolution; and

•  any court order that permits dissent.

After receiving the prescribed notice from Maxar Canada under the BCBCA of such Maxar Canada Shareholder’s right to dissent, in order to dissent, a Maxar Canada Shareholder must prepare and timely deliver a notice of such dissent in accordance with the BCBCA. Then, if Maxar Canada proceeds or intends to proceed with such course of action on the authority of such resolution or court order, as applicable, Maxar Canada will send a notice thereof to such dissenting Maxar Canada Shareholder, advising such dissenting Maxar Canada Shareholder of the manner in which dissent is to be completed. Such dissenting Maxar Canada Shareholder must then timely deliver a written statement (within one month after the date of Maxar Canada’s notice) containing therein those items required under the BCBCA, including without limitation a statement that the dissenting Maxar Canada Shareholder requires Maxar Canada to purchase all of such dissenter’s shares in respect of which dissent is being exercised. The purchase price for such shares will be at the fair value as determined in accordance with the BCBCA.

2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)—(c).
Derivative Actions

Under the BCBCA, a Maxar Canada Shareholder (including a beneficial Maxar Canada Shareholder) or director of Maxar Canada and any person who, in the discretion of the court, is a proper person to make an application to the court to prosecute or defend an action on behalf of Maxar Canada (a derivative action), with leave of the court, may (a) prosecute a legal proceeding in the name and on behalf of Maxar Canada to enforce a right, duty or obligation owed to Maxar Canada that could be enforced by Maxar Canada itself or to obtain damages for any breach of such a right, duty or obligation; or (b) defend, in the

Under the DGCL, a shareowner may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Generally, a person may institute and maintain such a suit only if such person was a shareowner at the time of the transaction that is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Delaware law requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. In certain circumstances, class action lawsuits are available to stockholders.

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name and on behalf of Maxar Canada, a legal proceeding brought against Maxar Canada.

Under the BCBCA, the court may grant leave for such a derivative action if (a) the complainant has made reasonable efforts to cause the Maxar Canada Board to prosecute or defend the legal proceeding, (b) notice of the application for leave has been given to Maxar Canada and to any other person the court may order, (c) the complainant is acting in good faith, and (d) it appears to the court that it is in the best interests of Maxar Canada for the legal proceeding to be prosecuted or defended.

Under the BCBCA, the court upon the final disposition of a derivative action may make any order it determines to be appropriate. In addition, under the BCBCA, a court may order Maxar Canada to pay the complainant’s interim costs, including legal fees and disbursements. However, the complainant may be held accountable for the costs on final disposition of the action.

The Maxar U.S. Certificate provides that, unless Maxar U.S. consents in writing to the selection of an alternative forum, the Delaware Court of Chancery will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Maxar U.S., (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or Maxar U.S. Stockholder, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Maxar U.S. Certificate or the Maxar U.S. Bylaws or as to which the DGCL confers jurisdiction on the Delaware Court of Chancery, or (iv) any action asserting a claim governed by the internal affairs doctrine.

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Appendix H – Form of the Maxar U.S. Certificate

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

MAXAR TECHNOLOGIES INC.

Maxar Technologies, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1.                                     The name of the Corporation is Maxar Technologies Inc.  The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on [ • ], [ • ].

2.                                     This Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (as the same exists or may hereafter be amended, the “DGCL”) and by the written consent of its sole stockholder in accordance with Section 228 of the DGCL.

3.                                     The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I
NAME

The name of the corporation is Maxar Technologies Inc. (the “Corporation”).

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808.  The name of its registered agent at such address is Corporation Service Company.

ARTICLE III
PURPOSE AND DURATION

The purpose of the Corporation is to engage in any lawful activity for which corporations may be organized under the DGCL.  The Corporation is to have a perpetual existence.

ARTICLE IV
CAPITAL STOCK

Section 1.  Authorized Shares.  The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares of capital stock which the Corporation shall have authority to issue is two hundred fifty million (250,000,000).  The total number of shares of Common Stock that the Corporation is authorized to issue is two hundred forty million (240,000,000), having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the corporation is authorized to issue is ten million (10,000,000), having a par value of $0.0001 per share.

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Section 2.  Common Stock.

(a)                             Voting.  Each holder of Common Stock shall be entitled to one (1) vote for each share of Common Stock held by such holder on all matters put to a vote of the stockholders of the Corporation.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

(b)                                Dividends.  Subject to the rights of any holders of any shares of Preferred Stock which may from time to time come into existence and be outstanding, the holders of Common Stock shall be entitled to the payment of dividends when and as declared by the Board of Directors of the Corporation (the “Board of Directors”) in accordance with applicable law and to receive other distributions from the Corporation.  Any dividends declared by the Board of Directors to the holders of the then outstanding Common Stock shall be paid to the holders thereof pro rata in accordance with the number of shares of Common Stock held by each such holder as of the record date of such dividend.

(c)                                 Liquidation.  Subject to the rights of any holders of any shares of Preferred Stock which may from time to time come into existence and be outstanding, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders after payments to creditors shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

Section 3.  Preferred Stock.  Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors as hereinafter provided.  Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the DGCL, to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL.  Without limiting the generality of the foregoing, the resolution or resolutions providing for the issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V
BOARD OF DIRECTORS

Section 1.                                    Authority.  The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 2.                                    Number of Directors.  The Board of Directors shall consist of not fewer than three (3) nor more than twenty (20) members, the exact number of which shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the Board of Directors then in office.

Section 3.                                    Term.  Each director shall hold office until the next annual election and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal.

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Section 4.                                    Removal.  Subject to the rights of any holders of any shares of Preferred Stock which may from time to time come into existence and be outstanding, directors may be removed at any time by the affirmative vote of the holders of at least a majority of the voting power of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

Section 5.                                    Vacancies.  Any vacancy on the Board of Directors, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled only by a majority of the Board of Directors then in office, even if less than a quorum, or by the sole remaining director.

Section 6.                                    Powers.  In addition to the powers and authority herein or by statute expressly conferred upon the Board of Directors, the Board of Directors is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Amended and Restated Certificate of Incorporation, and the Bylaws of the Corporation; provided, however, the amendment or repeal of any provision of the Bylaws, or the adoption of any new bylaw, after the effectiveness of this Amended and Restated Certificate of Incorporation, shall not invalidate any prior act of the Board of Directors which would have been valid if such bylaws had not been adopted.

Section 7.                                    Officers.  Except as otherwise expressly delegated by resolution of the Board of Directors, the Board of Directors shall have the exclusive power and authority to appoint and remove officers of the Corporation.

ARTICLE VI
STOCKHOLDERS

Section 1.                                    Actions by Consent.  Except as may be provided in a resolution or resolutions of the Board of Directors providing for any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by written consent in lieu of a meeting.

Section 2.                                    Special Meetings of Stockholders.  Subject to the rights of holders of any series of Preferred Stock, unless otherwise required by law, special meetings of the stockholders, for any purpose or purposes, may only be called by either (i) the Chair of the Board of Directors or by the Secretary of the Corporation upon direction of the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors constituting the Board of Directors or (ii) two or more stockholders who, in the aggregate hold at least 10% of the issued and outstanding shares of Common Stock.

Section 3.                                    Meeting Location.  Meetings of stockholders may be held within or outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors, or in the Bylaws of the Corporation.  The books of the Corporation may be kept within or outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors, or in the Bylaws of the Corporation.

Section 4.                                    Advance Notice.  Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VII
LIABILITY AND INDEMNIFICATION

Section 1.                                    Director Limitation of Liability.  To the maximum extent permitted by Delaware law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.  If Delaware law is amended or interpreted after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by Delaware law as so amended or interpreted.

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Section 2.                                    Right to Indemnification.

(a) Directors and Officers.  The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, excise taxes or penalties under the Employment Retirement Income Security Act of 1974 and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding.  Notwithstanding the preceding sentence, except as otherwise provided in the Bylaws, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board of Directors.

(b) Employees and Agents.  The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

Section 3.                                    Contract Rights.  The rights conferred upon indemnitees in this Article VII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or employee of the Corporation and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

Section 4.                                    Not Exclusive Remedy.  The rights to indemnification and to the advancement of expenses conferred on any indemnitee in this Article VII shall not be exclusive of any other rights that such indemnitee may have or hereafter acquire under any statute, provision of this Amended and Restated Certificate of Incorporation, provision of the Bylaws of the Corporation, agreement, vote of stockholders or disinterested directors, or otherwise.

Section 5.                                    Amendment or Repeal.  Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any Proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII
EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (c) any action arising pursuant to any provision of the DGCL or the Bylaws of the Corporation or this Amended and Restated Certificate of Incorporation (as either may be amended from time to time) or (d) any action asserting a claim against the Corporation governed by the internal affairs doctrine.  If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than a court located within the State of Delaware (a “Foreign Action”)

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in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the preceding sentence and (ii) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.  Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VIII.

ARTICLE IX
AMENDMENT

From time to time any of the provisions of this Amended and Restated Certificate of Incorporation may be amended, altered, changed or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this Amended and Restated Certificate of Incorporation are granted subject to the provisions of this Article IX.

In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board of Directors shall have the power of adopt, amend, alter or repeal the Bylaws of the Corporation as provided therein.  The Bylaws of the Corporation and this Amended and Restated Certificate of Incorporation also may be adopted, amended, altered or repealed by the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of voting stock of the Corporation with the power to vote at an election of directors, voting together as a single class.  The Corporation may in the Bylaws of the Corporation confer powers upon its Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law.

(Signature Page to Follow.)

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IN WITNESS WHEREOF, the Corporation has executed this Amended and Restated Certificate of Incorporation on this [•] day of [•], 2018.

MAXAR TECHNOLOGIES INC.

By:
[Name]
[Title]

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Appendix I – Form of the Maxar U.S. Bylaws

Amended and Restated Bylaws of

Maxar Technologies Inc.

(a Delaware corporation)

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Amended and Restated Bylaws of

Maxar Technologies Inc.

Article I - Corporate Offices

1.1                              Registered Office.

The address of the registered office of Maxar Technologies Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s Certificate of Incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2                              Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II - Meetings of Stockholders

2.1                              Place of Meetings.

Meetings of stockholders shall be held at such place, if any, within or outside the State of Delaware, designated by the Board.  The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”).  In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive offices or at such other place as designated by the Board.

2.2                              Annual Meeting.

The Board shall designate the date and time of the annual meeting.  At the annual meeting, directors shall be elected and other business properly brought before the meeting in accordance with Section 2.4 may be transacted.

2.3                              Special Meeting.

(i) Special meetings of the stockholders for any purpose or purposes may be called only (a) by the Chair of the Board or by the Secretary of the Corporation upon direction of the Board pursuant to a resolution adopted by a majority of the total number of directors constituting the Board or (b) by the Secretary of the Corporation, following his or her receipt of one or more written demands to call a special meeting of the stockholders in accordance with, and subject to, this Section 2.3 from two or more stockholders of record as of the record date fixed in accordance with Section 2.3(iv) who hold, in the aggregate, at least ten percent (10%) of the voting power of the outstanding shares of the Corporation.  The notice of a special meeting shall

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state the purpose or purposes of the special meeting, and the business to be conducted at the special meeting shall be limited to the purpose or purposes stated in the notice.  Except in accordance with this Section 2.3, stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders.  Stockholders who nominate persons for election to the Board at a special meeting must also comply with the requirements set forth in Section 2.5.

(ii) No stockholder may demand that the Secretary of the Corporation call a special meeting of the stockholders pursuant to Section 2.3(i) unless a stockholder of record has first submitted a request in writing that the Board fix a record date (a “Demand Record Date”) for the purpose of determining the stockholders entitled to demand that the Secretary of the Corporation call such special meeting, which request shall be in proper form and delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation.

(iii) To be in proper form for purposes of this Section 2.3, a request by a stockholder of record for the Board to fix a Demand Record Date shall set forth:

(a) As to each Requesting Person (as defined below), the Stockholder Information (as defined in Section 2.4(iii)(a), except that for purposes of this Section 2.3 the term “Requesting Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(a));

(b) As to each Requesting Person, any Disclosable Interests (as defined in Section 2.4(iii)(b), except that for purposes of this Section 2.3 the term “Requesting Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(b) and the disclosure in clause (10) of Section 2.4(iii)(b) shall be made with respect to the business proposed to be conducted at the special meeting or the proposed election of directors at the special meeting, as the case may be);

(c) As to the purpose or purposes of the special meeting, (1) a reasonably brief description of the purpose or purposes of the special meeting and the business proposed to be conducted at the special meeting, the reasons for conducting such business at the special meeting and any material interest in such business of each Requesting Person, and (2) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Requesting Persons or (y) between or among any Requesting Person and any other person or entity (including their names) in connection with the request for the special meeting or the business proposed to be conducted at the special meeting; and

(d) If directors are proposed to be elected at the special meeting, the Nominee Information (as defined below) for each person whom a Requesting Person expects to nominate for election as a director at the special meeting.

For purposes of this Section 2.3(iii), the term “Requesting Person” shall mean (A) the stockholder of record making the request to fix a Demand Record Date for the purpose of determining the stockholders entitled to demand that the Secretary of the Corporation call a special meeting, (B) the beneficial owner or beneficial owners, if different, on whose behalf such request is made, and (C) any affiliate of such stockholder of record or beneficial owner.

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(iv) Within ten (10) days after receipt of a request to fix a Demand Record Date in proper form and otherwise in compliance with this Section 2.3 from any stockholder of record, the Board may adopt a resolution fixing a Demand Record Date for the purpose of determining the stockholders entitled to demand that the Secretary of the Corporation call a special meeting, which date shall not precede the date upon which the resolution fixing the Demand Record Date is adopted by the Board.  If no resolution fixing a Demand Record Date has been adopted by the Board within the ten (10) day period after the date on which such a request to fix a Demand Record Date was received, the Demand Record Date in respect thereof shall be deemed to be the twentieth (20th) day after the date on which such a request is received.  Notwithstanding anything in this Section 2.3 to the contrary, no Demand Record Date shall be fixed if the Board determines that the demand or demands that would otherwise be submitted following such Demand Record Date could not comply with the requirements set forth in clauses (b), (d), (e) or (f) of Section 2.3(vi).

(v) Without qualification, a special meeting of the stockholders shall not be called pursuant to Section 2.3(i) unless two or more stockholders of record as of the Demand Record Date who hold, in the aggregate, at least ten percent (10%) of the voting power of the outstanding shares of the Corporation (the “Requisite Percentage”) timely provide one or more demands to call such special meeting in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation.  Only stockholders of record on the Demand Record Date shall be entitled to demand that the Secretary of the Corporation call a special meeting of the stockholders pursuant to Section 2.3(i).  To be timely, a stockholder of record’s demand to call a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not later than the sixtieth (60th) day following the Demand Record Date.  To be in proper form for purposes of this Section 2.3, a demand to call a special meeting shall set forth (a) the business proposed to be conducted at the special meeting or the proposed election of directors at the special meeting, as the case may be, (b) the text of the proposal or business (including the text of any resolutions proposed for consideration), if applicable, and (c) with respect to any stockholders of record submitting a demand to call a special meeting (except for any stockholder that has provided such demand in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”) by way of a solicitation statement filed on Schedule 14A) (a “Solicited Stockholder”) the information required to be provided pursuant to this Section 2.3 of a Requesting Person.  A stockholder of record may revoke a demand to call a special meeting by written revocation delivered to the Secretary of the Corporation at any time prior to the special meeting.  If any such revocation(s) are received by the Secretary of the Corporation after the Secretary of the Corporation’s receipt of written demands from the holders of the Requisite Percentage of stockholders, and as a result of such revocation(s), there no longer are unrevoked demands from the Requisite Percentage of stockholders to call a special meeting, the Board shall have the discretion to determine whether or not to proceed with the special meeting.

(vi) The Secretary of the Corporation shall not accept, and shall consider ineffective, a written demand from a stockholder to call a special meeting (a) that does not comply with this Section 2.3, (b) that relates to an item of business to be transacted at such meeting that is not a proper subject for stockholder action under applicable law, (c) that includes an item of business to be transacted at such meeting that did not appear on the written request that resulted in the determination of the Demand Record Date, (d) that relates to an item of business (other than the election of directors) that is identical or substantially similar to an item of business (a “Similar Item”) for which a record date for notice of a stockholder meeting (other than the Demand Record Date) was previously fixed and such demand is delivered between the time beginning on the sixty-first (61st) day after such previous record date and ending on the one-year anniversary of such previous record date, (e) if a Similar Item will be submitted for stockholder approval at any stockholder meeting to be held on or before the one hundred twentieth (120th) day after the Secretary of the Corporation receives such

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demand, or (f) if a Similar Item has been presented at the most recent annual meeting or at any special meeting held within one (1) year prior to receipt by the Secretary of the Corporation of such demand to call a special meeting.

(vii) After receipt of demands in proper form and in accordance with this Section 2.3 from stockholders of record holding the Requisite Percentage, the Board shall duly call, and determine the place, date and time of, a special meeting of stockholders for the purpose or purposes and to conduct the business specified in the demands received by the Corporation; provided, that the date of any such special meeting shall not be more than one hundred twenty (120) days after the date on which valid special meeting demand(s) from stockholders of record holding the Requisite Percentage are delivered to the Secretary of the Corporation.  Notwithstanding anything in these Bylaws to the contrary, the Board may submit its own proposal or proposals for consideration at such a special meeting.  The record date for notice and voting for such a special meeting shall be fixed in accordance with Section 2.14 of these Bylaws.  The Board shall provide written notice of such special meeting to the stockholders in accordance with Section 2.8 of these Bylaws.

(viii) In connection with a special meeting called in accordance with this Section 2.3, the stockholders of record (except for any Solicited Stockholder) who requested that the Board fix a record date for notice and voting for the special meeting in accordance with this Section 2.3 or who delivered a demand to call a special meeting to the Secretary of the Corporation shall further update and supplement the information previously provided to the Corporation in connection with such request or demand, if necessary, so that the information provided or required to be provided in such request or demand pursuant to this Section 2.3 shall be true and correct as of the record date for stockholders entitled to vote at the special meeting and as of the date that is ten (10) business days prior to the special meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the special meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the special meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the special meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the special meeting or any adjournment or postponement thereof).

(ix) Notwithstanding anything in these Bylaws to the contrary, the Secretary of the Corporation shall not be required to call a special meeting pursuant to this Section 2.3 except in accordance with this Section 2.3.  If the Board shall determine that any request to fix a record date for notice and voting for the special meeting or demand to call and hold a special meeting was not properly made in accordance with this Section 2.3, or shall determine that the stockholders of record requesting that the Board fix such record date or submitting a demand to call the special meeting have not otherwise complied with this Section 2.3, then the Board shall not be required to fix such record date or to call and hold the special meeting.  In addition to the requirements of this Section 2.3, each Requesting Person shall comply with all requirements of applicable law, including all requirements of the Exchange Act, with respect to any request to fix a record date for notice and voting for the special meeting or demand to call a special meeting.

2.4                              Advance Notice Procedures for Business Brought before a Meeting.

(i)                                     At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting,

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business must be (a) specified in a notice of meeting given by or at the direction of the Board, (b) if not specified in a notice of meeting, otherwise brought before the meeting by or at the direction of the Board or the chairperson of the meeting, or (c) otherwise properly brought before the meeting by a stockholder present in Person who (A)(1) was a stockholder of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.4 or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act, which proposal has been included in the proxy statement for the annual meeting. The foregoing clause (c) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders.  The only matters that may be brought before a special meeting are the matters specified in the Corporation’s notice of meeting given by or at the direction of the Person calling the meeting pursuant to the Certificate of Incorporation and Section 2.3 of these Bylaws.  For purposes of this Section 2.4 and Section 2.5 of these Bylaws, “present in Person” shall mean that the stockholder proposing that the business be brought before the annual or special meeting of the Corporation, or, if the proposing stockholder is not an individual, a qualified representative of such proposing stockholder, appear at such annual meeting, and a “qualified representative” of such proposing stockholder shall be, if such proposing stockholder is (x) a general or limited partnership, any general partner or Person who functions as a general partner of the general or limited partnership or who controls the general or limited partnership, (y) a corporation or a limited liability company, any officer or Person who functions as an officer of the corporation or limited liability company or any officer, director, general partner or Person who functions as an officer, director or general partner of any entity ultimately in control of the corporation or limited liability company or (z) a trust, any trustee of such trust.  This Section 2.4 shall apply to any business that may be brought before an annual or special meeting of stockholders other than nominations for election to the Board at an annual meeting, which shall be governed by Section 2.5 of these Bylaws.  Stockholders seeking to nominate Persons for election to the Board must comply with Section 2.5 of these Bylaws, and this Section 2.4 shall not be applicable to nominations for election to the Board except as expressly provided in Section 2.5 of these Bylaws.

(ii)                                  Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (a) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (b) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”).  In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(iii)                               To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary of the Corporation shall set forth:

(a)                                 As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the number of shares of each class or series of stock of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing

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Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of stock of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);

(b)                                As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of stock of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of stock of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) if such Proposed Person is (i) a general or limited partnership, syndicate or other group, the identity of each general partner and each person who functions as a general partner of the general or limited partnership, each member of the syndicate or group and each person controlling the general partner or member, (ii) a corporation or a limited liability company, the identity of each officer and each person who functions as an officer of the corporation or limited liability company, each person controlling the corporation or limited liability company and each officer, director, general partner and person who functions as an officer, director or general partner of any entity ultimately in control of the corporation or limited liability company or (iii) a trust, any trustee of such trust (each such Person or Persons set forth in the preceding clauses (i), (ii) and (iii), a “Responsible Person”), any fiduciary duties owed by such Responsible Person to the equity holders or other beneficiaries of such Proposing Person and any material interests or relationships of such Responsible Person that are not shared generally by other record or beneficial holders of the shares of any class or series of the Corporation and that reasonably could have influenced the decision of such Proposing Person to propose such business to be brought before the meeting, and (y) if such Proposing Person is a natural person, any material interests or relationships of such natural person that are not shared generally by other record or beneficial holders of the shares of any class or series of the Corporation and that reasonably could have influenced the decision of such Proposing Person to propose such business to be brought before the meeting, (D) any material shares or any Synthetic Equity Position in any principal competitor of the

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Corporation in any principal industry of the Corporation held by such Proposing Persons, (E) a summary of any material discussions regarding the business proposed to be brought before the meeting (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder of the shares of any class or series of the Corporation (including their names), (F) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (G) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation, on the other hand, (H) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (I) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (J) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (J) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and

(c)                                 As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other Person (including their names) in connection with the proposal of such business by such stockholder and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this Section 2.4(iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

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(iv)                              For purposes of this Section 2.4, the term “Proposing Person” shall mean (a) the stockholder of record providing the notice of business proposed to be brought before an annual meeting, (b) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, (c) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation or (d) any associate (within the meaning of Rule 12b-2 under the Exchange Act for the purposes of these Bylaws) of such stockholder or beneficial owner and (d) any other Person with whom such stockholder or such beneficial owner (or any of their respective other participants in such solicitation) is Acting in Concert.  A Person shall be deemed to be “Acting in Concert” with another Person for purposes of these Bylaws if such Person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert or in parallel with, or towards a common goal with such other Person, relating to changing or influencing the control of the Corporation or in connection with or as a participant in any transaction having that purpose or effect, where (1) each Person is conscious of the other Person’s conduct, and this awareness is an element in their decision-making processes, and (2) at least one additional factor suggests that such Persons intend to act in concert or in parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions or making or soliciting invitations to act in concert or in parallel; provided, that a Person shall not be deemed to be Acting in Concert with any other Person solely as a result of the solicitation or receipt of (A) revocable proxies or consents from such other Person in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a proxy or consent solicitation statement filed on Schedule 14A or (B) tenders of securities from such other Person in a public tender or exchange offer made pursuant to, and in accordance with, Section 14(d) of the Exchange Act by means of a tender offer statement filed on Schedule TO.  A Person Acting in Concert with another Person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person.

(v)                                 A Proposing Person shall update and supplement its notice to the Corporation of  its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).

(vi)                              Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4.  The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(vii)                           This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders, other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement.  In addition to the requirements

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of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(viii)                        For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

2.5                              Advance Notice Procedures for Nominations of Directors.

(i)                                     Nominations of any Person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may only be made at such meeting only (a) by or at the direction of the Board, including by any committee or Persons authorized to do so by the Board or these Bylaws, or (b) by a stockholder present in Person (as defined in Section 2.4) (1) who was a beneficial owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.5 as to such notice and nomination.  The foregoing clause (b) shall be the exclusive means for a stockholder to make any nomination of a Person or Persons for election to the Board at any annual or special meeting of stockholders.

(ii)                                  Without qualification, for a stockholder to make any nomination of a Person or Persons for election to the Board at an annual meeting, the stockholder must (a) provide Timely Notice (as defined in Section 2.4(ii) of these Bylaws) thereof in writing and in proper form to the Secretary of the Corporation, (b) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5, and (c) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. If the election of directors is a matter specified in the notice of meeting given by or at the direction of the Person calling such special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board at a special meeting, the stockholder must (a) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (b) provide the information, agreements and questionnaires with respect to such stockholder and its proposed nominee as required to be provided by this Section 2.5, and (c) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5.  To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.4(viii) of these Bylaws) of the date of such special meeting was first made. In no event shall any adjournment or postponement of an annual or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(iii)                               To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary of the Corporation shall set forth:

(a)                                 As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(iii)(a) of these Bylaws) except that for purposes of this

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Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(a);

(b)                                As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(iii)(b), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(b) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(iii)(c) shall be made with respect to nomination of each Person for election as a director at the meeting); and

(c)                                 As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.5(vi).

(iv)                              For purposes of this Section 2.5, the term “Nominating Person” shall mean (a) the stockholder providing the notice of the nomination proposed to be made at the meeting, (b) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made and (c) any other participant in such solicitation.

(v)                                 A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).

(vi)                              To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in this Section 2.5 and the

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candidate for nomination if not nominated by the Board, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Secretary of the Corporation at the principal executive offices of the Corporation, (a) a completed written questionnaire (in the form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such candidate for nomination and (b) a written representation and agreement (in the form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any Person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director of the Corporation that has not been disclosed therein and (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such Person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect.

(vii)                           The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s Corporate Governance Guidelines.

(viii)                        A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.5, if necessary, so that the information provided or required to be provided pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).

(ix)                              In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

(x)                                 No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.5, as applicable.  The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with this Section 2.5, and if

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he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots case for the nominee in question) shall be void and of no force or effect.

(xi)                              Notwithstanding anything in these Bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.4 and this Section 2.5.

2.6                              Proxy Access.

(i)                                     Subject to the provisions of this Section 2.6, if any Eligible Stockholder (as defined below) or group of up to 20 Eligible Stockholders submits to the Corporation a Proxy Access Notice (as defined below) that complies with this Section 2.6 and such Eligible Stockholder or group of Eligible Stockholders otherwise satisfies all the terms and conditions of this Section 2.6 (such Eligible Stockholder or group of Eligible Stockholders, a “Nominating Stockholder”), the Corporation shall include in its proxy statement and on its form of proxy and ballot, as applicable (collectively, “proxy materials”), for any annual meeting of stockholders, in addition to any persons nominated for election by the Board or any committee thereof:

(a)                                 the name of any person or persons nominated by such Nominating Stockholder for election to the Board at such annual meeting of stockholders who meets the requirements of this Section 2.6 (a “Nominee”);

(b)                                disclosure about the Nominee and the Nominating Stockholder required under the rules of the Commission or other applicable law to be included in the proxy materials;

(c)                                 subject to the other applicable provisions of this Section 2.6, a written statement, not to exceed 500 words, that is not contrary to any of the Commission’s proxy rules, including Rule 14a-9 under the Exchange Act (a “Supporting Statement”), included by the Nominating Stockholder in the Proxy Access Notice intended for inclusion in the proxy materials in support of the Nominee’s election to the Board; and

(d)                                any other information that the Corporation or the Board determines, in its discretion, to include in the proxy materials relating to the nomination of the Nominee, including, without limitation, any statement in opposition to the nomination and any of the information provided pursuant to this Section 2.6.

(ii)                                  Maximum Number of Nominees.

(a)                                 The Corporation shall not be required to include in the proxy materials for an annual meeting of stockholders more Nominees than that number of directors constituting twenty percent (20%) of the total number of directors of the Corporation on the last day on which a Proxy Access Notice may be submitted pursuant to this Section 2.6 (rounded down to the nearest whole number, but not less than two) (the “Maximum Number”).  The Maximum Number for a particular annual meeting shall be reduced by: (1) the number of Nominees who are subsequently withdrawn and (2) the number of director candidates for

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which the Corporation shall have received notice that a stockholder intends to nominate as a candidate for director at the annual meeting of stockholders pursuant to Section 2.5(i)(b) of these Bylaws.  In the event that one or more vacancies for any reason occurs on the Board after the deadline set forth in Section 2.6(iv) but before the date of the annual meeting of stockholders, and the Board resolves to reduce the size of the Board in connection therewith, the Maximum Number shall be calculated based on the number of directors as so reduced.

(b)                                Any Nominating Stockholder submitting more than one Nominee for inclusion in the Corporation’s proxy materials shall rank such Nominees based on the order that the Nominating Stockholder desires such Nominees to be selected for inclusion in the Corporation’s proxy materials in the event that the total number of Nominees submitted by Nominating Stockholders exceeds the Maximum Number.  In the event that the number of Nominees submitted by Nominating Stockholders exceeds the Maximum Number, the highest ranking Nominee from each Nominating Stockholder will be included in the Corporation’s proxy materials until the Maximum Number is reached, going in order from largest to smallest of the number of shares of common stock of the Corporation owned by each Nominating Stockholder as disclosed in each Nominating Stockholder’s Proxy Access Notice.  If the Maximum Number is not reached after the highest ranking Nominee of each Nominating Stockholder has been selected, this process will be repeated as many times as necessary until the Maximum Number is reached.  If, after the deadline for submitting a Proxy Access Notice as set forth in Section 2.6(iv), a Nominating Stockholder ceases to satisfy the requirements of this Section 2.6 or withdraws its nomination or a Nominee ceases to satisfy the requirements of this Section 2.6 or becomes unwilling or unable to serve on the Board, whether before or after the mailing of definitive proxy materials, then the nomination shall be disregarded, and the Corporation: (1) shall not be required to include in its proxy materials the disregarded Nominee and (2) may otherwise communicate to its stockholders, including without limitation by amending or supplementing its proxy materials, that the Nominee will not be included as a Nominee in the proxy materials and the election of such Nominee will not be voted on at the annual meeting of stockholders.

(iii)                               Eligibility of Nominating Stockholder.

(a)                                 An “Eligible Stockholder” is a person who has either (1) been a record holder of the shares of common stock used to satisfy the eligibility requirements in this Section 2.6(iii) continuously for the three-year period specified in Subsection (b) below or (2) provides to the Secretary of the Corporation, within the time period referred to in Section 2.6(iv), evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries in a form that satisfies the requirements as established by the Commission for a stockholder proposal under Rule 14a-8 under the Exchange Act (or any successor rule).

(b)                                An Eligible Stockholder or group of up to 20 Eligible Stockholders may submit a nomination in accordance with this Section 2.6 only if the person or each member of the group, as applicable, has continuously owned at least the Minimum Number (as defined below) of shares of the Corporation’s outstanding common stock throughout the three-year period preceding and including the date of submission of the Proxy Access Notice, and continues to own at least the Minimum Number through the date of the annual meeting of stockholders.  Two or more funds that are (1) under common management and investment

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control, (2) under common management and funded primarily by a single employer or (3) a “group of investment companies,” as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (two or more funds referred to under any of clause (1), (2) or (3), collectively a “Qualifying Fund”), shall be treated as one Eligible Stockholder.  For the avoidance of doubt, in the event of a nomination by a group of Eligible Stockholders, any and all requirements and obligations for an individual Eligible Stockholder that are set forth in this Section 2.6, including the minimum holding period, shall apply to each member of such group; provided, however, that the Minimum Number shall apply to the ownership of the group in the aggregate.  Should any stockholder withdraw from a group of Eligible Stockholders at any time prior to the annual meeting of stockholders, the group of Eligible Stockholders shall only be deemed to own the shares held by the remaining members of the group.

(c)                                 The “Minimum Number” of shares of the Corporation’s common stock means three percent (3%) of the number of outstanding shares of common stock as of the most recent date for which such amount is given in any filing by the Corporation with the Commission prior to the submission of the Proxy Access Notice.

(d)                                For purposes of this Section 2.6, an Eligible Stockholder “owns” only those outstanding shares of the common stock of the Corporation as to which the Eligible Stockholder possesses both:

(1)                            the full voting and investment rights pertaining to the shares; and

(2)                            the full economic interest in (including the opportunity for profit and risk of loss on) such shares;

provided, that the number of shares calculated in accordance with clauses (1) and (2) shall not include any shares: (x) sold by such Eligible Stockholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such Eligible Stockholder or any of its affiliates for any purpose or purchased by such Eligible Stockholder or any of its affiliates pursuant to an agreement to resell, or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Eligible Stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares, cash or other property based on the notional amount or value of outstanding shares of the Corporation, in any such case which instrument or agreement has, or is intended to have, or if exercised would have, the purpose or effect of: (i) reducing in any manner, to any extent or at any time in the future, such Eligible Stockholder’s or any of its affiliates’ full right to vote or direct the voting of any such shares, and/or (ii) hedging, offsetting, or altering to any degree, gain or loss arising from the full economic ownership of such shares by such Eligible Stockholder or any of its affiliates.  An Eligible Stockholder “owns” shares held in the name of a nominee or other intermediary so long as the Eligible Stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares.  An Eligible Stockholder’s ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has delegated any voting power by means of a proxy, power of attorney, or other similar instrument or arrangement that is revocable at any time by the Eligible Stockholder.  An Eligible Stockholder’s ownership of shares shall be deemed to continue during any period

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in which the Eligible Stockholder has loaned such shares; provided that the Eligible Stockholder has the power to recall such loaned shares on no more than five (5) business days’ notice and includes in the Proxy Access Notice an agreement that it will (1) promptly recall such loaned shares upon being notified that any of its Nominees will be included in the Corporation’s proxy materials pursuant to this Section 2.6 and (2) continue to hold such recalled shares (including the right to vote such shares) through the date of the annual meeting of stockholders.  The terms “owned,” “owning” and other variations of the word “own” shall have correlative meanings.  Each Nominating Stockholder shall furnish any other information that may reasonably be required by the Board to verify such stockholder’s continuous ownership of at least the Minimum Number during the three-year period referred to above.

(e)                                 No person may be in more than one group constituting a Nominating Stockholder, and if any person appears as a member of more than one group, it shall be deemed to be a member of the group that owns the greatest aggregate number of shares of the Corporation’s common stock as reflected in the Proxy Access Notice, and no shares may be attributed as owned by more than one person constituting a Nominating Stockholder under this Section 2.6.

(iv)                              To nominate a Nominee, the Nominating Stockholder must, no earlier than one hundred fifty (150) calendar days and no later than one hundred twenty (120) calendar days before the date of the Corporation’s proxy materials released to stockholders in connection with the preceding year’s annual meeting of stockholders, submit to the Secretary of the Corporation at the principal executive offices of the Corporation all of the following information and documents (collectively, the “Proxy Access Notice”):

(a)                                 A Schedule 14N (or any successor form) relating to the Nominee, completed and filed with the Commission by the Nominating Stockholder as applicable, in accordance with the Commission’s rules;

(b)                                A written notice of the nomination of such Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Stockholder (including each group member):

(1)                            the information, representations and agreements required with respect to the nomination of directors pursuant to Sections 2.5(iii), (vi), (vii), (viii), (ix), (x) and (xi) of these Bylaws, except that for purposes of this Section 2.6 the term “Nominating Stockholder” shall be substituted for the term “Nominating Person”;

(2)                            the details of any relationship that existed within the past three (3) years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N;

(3)         a representation and warranty that the Nominating Stockholder acquired securities of the Corporation in the ordinary course of business and did not acquire, and is not holding, securities of the Corporation for the purpose or with the effect of influencing or

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changing control of the Corporation and that neither the Eligible Stockholder nor any Nominee being nominated presently has such intent;

(4)                            a representation and warranty that the Nominee’s candidacy or, if elected, Board membership, would not violate the Certificate of Incorporation, these Bylaws, or any applicable state or federal law or the rules of any stock exchange on which the Corporation’s common stock is traded;

(5)                            a representation and warranty that the Nominee:

(A)         does not have any direct or indirect material relationship with the Corporation and otherwise would qualify as an “independent director” under the rules of the primary stock exchange on which the Corporation’s common stock is traded and any applicable rules of the Commission and any publicly disclosed standards used by the Board in determining and disclosing independence of the Corporation’s directors;

(B)                          would meet the audit committee independence requirements under the rules of the Commission and of the principal stock exchange on which the Corporation’s common stock is traded;

(C)                          would qualify as a “non-employee director” for the purposes of Rule 16b-3 under the Exchange Act (or any successor rule);

(D)                         would qualify as an “outside director” for the purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (or any successor provision);

(E)                          is not and has not been, within the past three (3) years, an officer, director, affiliate or representative of a competitor, as defined under Section 8 of the Clayton Antitrust Act of 1914, as amended, and if the Nominee has held any such position during this period, details thereof; and

(F)                           is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933, as amended, or Item 401(f) under Regulation S-K (or any successor rule) under the Exchange Act;

(6)         a representation and warranty that the Nominating Stockholder satisfies the eligibility requirements set forth in Section 2.6(iii), has

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provided evidence of ownership to the extent required by Section 2.6(iii)(a), and such evidence of ownership is true, complete and correct;

(7)         a representation and warranty that the Nominating Stockholder intends to continue to satisfy the eligibility requirements described in Section 2.6(iii) through the date of the annual meeting of stockholders;

(8)                            a representation and warranty that the Nominating Stockholder has not and will not engage in or support, directly or indirectly, a “solicitation” within the meaning of Rule 14a-1(l) (without reference to the exception in Section 14a-1(l)(2)(iv)) (or any successor rules) with respect to the annual meeting of stockholders, other than a solicitation in support of the Nominee or any nominee of the Board;

(9)                            a representation and warranty that the Nominating Stockholder will not use any proxy card other than the Corporation’s proxy card in soliciting stockholders in connection with the election of a Nominee at the annual meeting of stockholders;

(10)                     if desired by the Nominating Stockholder, a Supporting Statement;

(11)                     in the case of a nomination by a group, the designation by all group members of one group member that is authorized to act on behalf of all group members with respect to matters relating to the nomination, including withdrawal of the nomination;

(12)                     in the case of any Eligible Stockholder that is a Qualifying Fund consisting of two or more funds, documentation demonstrating that the funds are eligible to be treated as a Qualifying Fund and that each such fund comprising the Qualifying Fund otherwise meets the requirements set forth in this Section 2.6; and

(13)       a representation and warranty that the Nominating Stockholder has not nominated and will not nominate for election any individual as director at the annual meeting of stockholders other than its Nominee(s);

(c)                                 An executed agreement pursuant to which the Nominating Stockholder (including each group member) agrees:

(1)         to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election;

(2)         to file with the Commission any solicitation materials with the Corporation’s stockholders relating to any Nominee or one or more of the Corporation’s directors or director nominees, regardless of

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whether any such filing is required under any law, rule or regulation or whether any exemption from filing is available for such materials under any law, rule or regulation;

(3)           to assume all liability stemming from any action, suit or proceeding concerning actual or alleged legal or regulatory violations arising out of any communication by the Nominating Stockholder with the Corporation, its stockholders or any other person in connection with the nomination or election of directors, including, without limitation, the Proxy Access Notice;

(4)          to indemnify and hold harmless (jointly and severally with all other group members, in the case of a group member) the Corporation and each of its directors, officers and employees individually against any liability, loss, damages, expenses, demands, claims or other costs (including reasonable attorneys’ fees and disbursements of counsel) incurred in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Nominating Stockholder (including, without limitation, relating to any breach or alleged breach of its obligations, agreements, representations or warranties) pursuant to this Section 2.6; and

(5)           in the event that (x) any information included in the Proxy Access Notice, or any other communication by the Nominating Stockholder (including with respect to any group member) with the Corporation, its stockholders or any other person in connection with the nomination or election of directors ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), or (y) the Nominating Stockholder (including any group member) fails to continue to satisfy the eligibility requirements described in Section 2.6(iii), the Nominating Stockholder shall promptly (and in any event within 48 hours of discovering such misstatement, omission or failure) (i) in the case of clause (x) above, notify the Corporation and any other recipient of such communication of the misstatement or omission in such previously provided information and of the information that is required to correct the misstatement or omission, and (ii) in the case of clause (y) above, notify the Corporation why, and in what regard, the Nominating Stockholder fails to comply with the eligibility requirements described in Section 2.6(iii) (it being understood that providing any such notification referenced in clauses (i) and (ii) above shall not be deemed to cure any defect or limit the Corporation’s rights to omit a Nominee from its proxy materials as provided in this Section 2.6); and

(d)           An executed agreement by the Nominee:

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(1)           providing the representations and information required of a nominee for election as a director of the Corporation in Section 2.5(vi) of these Bylaws, and such other information as the Corporation may reasonably request; and

(2)           that the Nominee (x) consents to be named in the proxy materials  as a nominee and, if elected, to serve on the Board and (y) has read and agrees to adhere to the Corporation’s Corporate Governance Guidelines and any other Corporation policies and guidelines applicable to directors generally.

The information and documents required by this Section 2.6(iv) shall be: (a) provided with respect to and executed by each group member, in the case of information applicable to group members; and (b) provided with respect to the persons specified in Instruction 1 to Items 6(c) and 6(d) of Schedule 14N (or any successor item) if and to the extent applicable to a Nominating Stockholder or group member.  The Proxy Access Notice shall be deemed submitted on the date on which all the information and documents referred to in this Section 2.6(iv) (other than such information and documents contemplated to be provided after the date the Proxy Access Notice is provided) have been delivered to or, if sent by mail, received by the Secretary of the Corporation.  For the avoidance of doubt, in no event shall any adjournment or postponement of an annual meeting of stockholders or the public announcement thereof commence a new time period for the giving of a Proxy Access Notice pursuant to this Section 2.6.

(v)           Exceptions and Clarifications.

(a)           Notwithstanding anything to the contrary contained in this Section 2.6, (1) the Corporation may omit from its proxy materials any Nominee and any information concerning such Nominee (including a Nominating Stockholder’s Supporting Statement), (2) any nomination shall be disregarded, and (3) no vote on such Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation), and the Nominating Stockholder may not, after the last day on which a Proxy Access Notice would be timely, cure in any way any defect preventing the nomination of the Nominee, if:

(A)          the Nominating Stockholder or the designated lead group member, as applicable, or any qualified representative thereof, does not appear at the annual meeting of stockholders to present the nomination submitted pursuant to this Section 2.6 or the Nominating Stockholder withdraws its nomination prior to the annual meeting of stockholders;

(B)          the Board determines that such Nominee’s nomination or election to the Board would result in the Corporation violating or failing to be in compliance with the Certificate of Incorporation, these Bylaws or any applicable law, rule or regulation to which the Corporation is subject, including any rules or regulations of any stock exchange on which the Corporation’s common stock is traded; or

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(C)         (x) the Nominating Stockholder fails to continue to satisfy the eligibility requirements described in Section 2.6(iii), (y) any of the representations and warranties made in the Proxy Access Notice cease to be true, complete and correct in all material respects (or omits to state a material fact necessary to make the statements made therein not misleading), (z) the Nominee becomes unwilling or unable to serve on the Board or (w) the Nominating Stockholder or the Nominee materially violates or breaches any of its agreements, representations or warranties in this Section 2.6.

(b)           Notwithstanding anything to the contrary contained in this Section 2.6, the Corporation may omit from its proxy materials, or may supplement or correct, any information, including all or any portion of the Supporting Statement included in the Proxy Access Notice, if: (1) such information is not true and correct in all material respects or omits a material statement necessary to make the statements therein not misleading; (2) such information directly or indirectly impugns the character, integrity or personal reputation of, or, without factual foundation, directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations with respect to, any person; or (3) the inclusion of such information in the proxy materials would otherwise violate the Commission’s proxy rules or any other applicable law, rule or regulation.  Once submitted with a Proxy Access Notice, a Supporting Statement may not be amended, supplemented or modified by the Nominee or Nominating Stockholder.

(c)           For the avoidance of doubt, the Corporation may solicit against, and include in the proxy materials its own statement relating to, any Nominee.

(d)           This Section 2.6 provides the exclusive method for a stockholder to include nominees for election to the Board in the Corporation’s proxy materials (including, without limitation, any proxy card or written ballot).

2.7          Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with either Section 2.8 or Section 8.1 of these Bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.  The notice shall specify the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in Person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.8          Manner of Giving Notice; Affidavit of Notice.

Notice of any meeting of stockholders shall be deemed given:

(i)            if mailed, when deposited in the U.S. mail, postage prepaid, directed to the stockholder at his or her address as it appears on the Corporation’s records; or

(ii)           if electronically transmitted as provided in Section 8.1 of these Bylaws.

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An affidavit of the Secretary or an Assistant Secretary of the Corporation or of the transfer agent or any other agent of the Corporation that the notice has been given by mail or by a form of electronic transmission, as applicable, shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.9          Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in Person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders; provided, that in no event shall a quorum consist of less than a majority of the shares entitled to vote at any such meeting of the stockholders.  If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in Person, or by remote communication, if applicable, or represented by proxy, shall have power to adjourn the meeting from time to time in the manner provided in Section 2.10 of these Bylaws until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.10        Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in Person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken.  At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.  If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.  If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

2.11        Conduct of Business.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the Person presiding over the meeting.  The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate.  Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairperson of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting.  Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairperson of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other Persons as the chairperson of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the

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commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.12        Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these Bylaws or the DGCL, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.

2.13        Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting.  If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.  A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action.  If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.14        Proxies.

Each stockholder entitled to vote at a meeting of stockholders may authorize another Person or Persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period.  The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.  A proxy may be in the form of a telegram, cablegram or other means of electronic transmission which sets forth or is submitted with information from which it can be determined that the telegram, cablegram or other means of electronic transmission was authorized by the stockholder.

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2.15        List of Stockholders Entitled to Vote.

The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder entitled to vote and the number of shares registered in the name of each stockholder entitled to vote.  The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list.  Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive offices.  In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation.  If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.  If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.  Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.  Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.15 or to vote in Person or by proxy at any meeting of stockholders.

2.16        Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof.  The Corporation may designate one or more Persons as alternate inspectors to replace any inspector who fails to act.  If any Person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the chairperson of the meeting shall appoint a Person to fill that vacancy.

Such inspectors shall:

(i)            determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii)           count all votes or ballots;

(iii)          count and tabulate all votes;

(iv)          determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v)           certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

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Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability.  Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.  The inspectors of election may appoint such Persons to assist them in performing their duties as they determine.

Article III - Directors

3.1          Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2          Number of Directors.

The authorized number of directors constituting the Board shall be determined from time to time by resolution of the Board; provided that the Board shall consist of at least three (3) members and not more than twenty (20) members.  No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3          Election, Qualification and Term of Office of Directors.

Each director to be elected by the stockholders of the Corporation shall be elected by the affirmative vote of a majority of the votes cast with respect to such director by the shares represented and entitled to vote therefor at a meeting of the stockholders for the election of directors at which a quorum is present (an “Election Meeting”); provided, however, that if the Board determines that the number of nominees exceeds the number of directors to be elected at such meeting (a “Contested Election”), and the Board has not rescinded such determination by the record date of the Election Meeting as initially announced, each of the directors to be elected at the Election Meeting shall be elected by the affirmative vote of a plurality of the votes cast by the shares represented and entitled to vote at such meeting with respect to the election of such director.  For purposes of this Section 3.3, a “majority of votes cast” means that the number of votes cast “for” a candidate for director exceeds the number of votes cast “against” that director (with “abstentions” and “broker non-votes” not counted as votes cast as either “for” or “against” such director’s election).  In an election other than a Contested Election, stockholders will be given the choice to cast votes “for” or “against” the election of directors or to “abstain” from such vote and shall not have the ability to cast any other vote with respect to such election of directors.  In a Contested Election, stockholders will be given the choice to cast “for” or “withhold” votes for the election of directors and shall not have the ability to cast any other vote with respect to such election of directors.  In the event an Election Meeting involves the election of directors by separate votes by class or classes or series, the determination as to whether an election constitutes a Contested Election shall be made on a class by class or series by series basis, as applicable.

If an incumbent director who is nominated for an election other than a Contested Election fails to receive a majority of the votes present and voting for such director’s reelection, such director shall tender his or her resignation to the Board.  The Nominating and Corporate Governance Committee of the Board (or any future committee the equivalent thereof) will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken.  The Board will act on the recommendation of such committee and will publicly disclose its decision within ninety (90) days from the date of the

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certification of the election results.  A director who tenders his or her resignation may not participate in any meeting of the Board or any committee thereof until the Board has determined not to accept his or her resignation.

Except as provided in Section 3.4 of these Bylaws, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.  Directors need not be stockholders unless so required by the Certificate of Incorporation and these Bylaws.  The Certificate of Incorporation or these Bylaws may prescribe other qualifications for directors.

3.4          Resignation, Removal and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation.  The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt.  When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

Except as otherwise provided by the DGCL or the Certificate of Incorporation, any director may be removed at any time by the affirmative vote of the holders of at least a majority of the voting power of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.  Any director appointed in accordance with the preceding sentence shall hold office for the remainder of the term, to which the director is appointed and until such director’s successor shall have been elected and qualified.  A vacancy in the Board shall be deemed to exist under these Bylaws in the case of the death, removal or resignation of any director, unless the size of the Board is reduced by the remaining directors.

3.5          Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and such participation in a meeting pursuant to these Bylaws shall constitute presence in Person at the meeting.

3.6          Regular Meetings.

Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

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3.7          Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the chairperson of the Board, the chief executive officer, the president, the secretary or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(i)            delivered personally by hand, by courier or by telephone;

(ii)           sent by United States first-class mail, postage prepaid;

(iii)          sent by facsimile or electronic mail; or

(iv)          sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting.  If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting.  The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8          Quorum.

At all meetings of the Board, a majority of the total number of directors shall constitute a quorum for the transaction of business.  The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these Bylaws.  If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.9          Board Action by Written Consent without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee.  Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

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3.10        Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV - Committees

4.1          Committees of Directors.

The Board may designate one (1) or more committees, each committee to consist of one (1) or more of the directors of the Corporation.  The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.  In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member.  Any such committee, to the extent provided in the resolution of the Board or in these Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2          Committee Minutes.

Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

4.3          Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)      Section 3.5 (place of meetings and meetings by telephone);

(ii)     Section 3.6 (regular meetings);

(iii)    Section 3.7 (special meetings and notice);

(iv)    Section 3.8 (quorum);

(v)     Section 3.9 (action without a meeting); and

(vi)    Section 7.12 (waiver of notice),

with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the Board and its members.  However:

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(i)            regular meetings of committees may be held without notice at such time and at such place as shall from time to time be determined by the applicable committee, or otherwise by either resolution of the Board or resolution of the applicable committee;

(ii)           special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(iii)          the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

Article V - Officers

5.1          Officers.

The officers of the Corporation shall include a president and a secretary.  The Corporation may also have, at the discretion of the Board, a chairperson of the Board, a vice chairperson of the Board, a chief executive officer, a chief financial officer, a treasurer, one (1) or more vice presidents, one (1) or more assistant vice presidents, one (1) or more assistant treasurers, one (1) or more assistant secretaries, and any such other officers as may be appointed in accordance with the provisions of these Bylaws.  Any number of offices may be held by the same Person.

5.2          Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these Bylaws.

5.3          Subordinate Officers.

The Board may appoint, or empower the chief executive officer or, in the absence of a chief executive officer, the president, to appoint, such other officers and agents as the business of the Corporation may require.  Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board may from time to time determine.

5.4          Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation.  Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice.  Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective.  Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

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5.5          Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2.

5.6          Representation of Shares of Other Corporations and Entities.

The chairperson of the Board, the chief executive officer, the president, any vice president, the treasurer, the secretary or assistant secretary of this Corporation, or any other Person authorized by the Board, the chief executive officer, the president or a vice president, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares of any other corporation or corporations or other entity or entities standing in the name of this Corporation.  The authority granted herein may be exercised either by such Person directly or by any other Person authorized to do so by proxy or power of attorney duly executed by such Person having the authority.

5.7          Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

Article VI - Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation.  Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and  218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code.

Article VII - General Matters

7.1          Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.  Unless so authorized or ratified by the Board or within the agency power of an officer, no officer, agent or employee shall have any power or

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authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

7.2          Stock Certificates.

The shares of the Corporation shall not be represented by certificates but shall be uncertificated and represented by book entry notations in the books of the Corporation, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be represented by certificates.  Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law.  Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form.  The chairperson or vice chairperson of the Board, the president, vice president, the treasurer, any assistant treasurer, the secretary or any assistant secretary of the Corporation shall be specifically authorized to sign stock certificates.  Any or all of the signatures on the certificate may be a facsimile or electronic signature.  In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

7.3          Lost Certificates.

The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.4          Shares Without Certificates

Unless the Board determines that all of the shares of any class or series of stock of the Corporation shall be represented by certificates, the Corporation shall adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.5          Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these Bylaws.  Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.6          Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock.  Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

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The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.7          Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.8          Seal.

The Corporation may, but shall not be required to, adopt a corporate seal, which, if adopted by the Board may be altered by the Board.  The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.9          Transfer of Stock.

Shares of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws.  Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate Person or Persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps.  No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the Persons from and to whom it was transferred.

7.10        Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

7.11        Registered Stockholders.

The Corporation:

(i)            shall be entitled to recognize the exclusive right of a Person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii)           shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another Person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

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7.12        Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver, signed by the Person entitled to notice, or a waiver by electronic transmission by the Person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice.  Attendance of a Person at a meeting shall constitute a waiver of notice of such meeting, except when the Person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.  Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

Article VIII - Notice by Electronic Transmission

8.1          Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the Certificate of Incorporation or these Bylaws, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given.  Any such consent shall be revocable by the stockholder by written notice to the Corporation.  Any such consent shall be deemed revoked if:

(i)            the Corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the Corporation in accordance with such consent; and

(ii)           such inability becomes known to the secretary or an assistant secretary of the Corporation or to the transfer agent, or other Person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)            if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)           if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(iii)          if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iv)          if by any other form of electronic transmission, when directed to the stockholder.

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An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

8.2          Definition of Electronic Transmission.

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Article IX - Indemnification

9.1          Indemnification of Directors and Officers.

The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a Person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such Person in connection with any such Proceeding.  Notwithstanding the preceding sentence, except as otherwise provided in Section 9.4, the Corporation shall be required to indemnify a Person in connection with a Proceeding initiated by such Person only if the Proceeding was authorized in the specific case by the Board.

9.2          Indemnification of Others.

The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a Person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such Person in connection with any such Proceeding.

9.3          Prepayment of Expenses.

The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by any officer or director of the Corporation, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of

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the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Person to repay all amounts advanced if it should be ultimately determined that the Person is not entitled to be indemnified under this Article IX or otherwise.

9.4          Determination; Claim.

If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article IX is not paid in full within thirty (30) days, after a written claim therefor has been received by the Corporation the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law.  In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

9.5          Non-Exclusivity of Rights.

The rights conferred on any Person by this Article IX shall not be exclusive of any other rights which such Person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

9.6          Insurance.

The Corporation may purchase and maintain insurance on behalf of any Person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

9.7          Other Indemnification.

The Corporation’s obligation, if any, to indemnify or advance expenses to any Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

9.8          Continuation of Indemnification.

The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the Person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such Person.

9.9          Amendment or Repeal; Interpretation.

The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation

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(whether before or after the adoption of these Bylaws), in consideration of such Person’s performance of such services, and pursuant to this Article IX the Corporation intends to be legally bound to each such current or former director or officer of the Corporation.  With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses Bylaws.  With respect to any directors or officers of the Corporation who commence service following adoption of these Bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation.  Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any Person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.

Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the chairperson of the Board, a vice chairperson of the Board, a chief executive officer, a chief financial officer, a treasurer appointed pursuant to Article V of these Bylaws, and to any vice president, assistant secretary, assistant treasurer, or other officer of the Corporation appointed by (x) the Board pursuant to Article V of these Bylaws or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V of these Bylaws, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the Certificate of Incorporation and Bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.  The fact that any Person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “vice president” or any other title that could be construed to suggest or imply that such Person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such Person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX.

Article X - Amendments

The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation or waive the observance of any bylaw (either generally or in a particular instance, and either retroactively or prospectively).  Any adoption, amendment or repeal of the Bylaws of the Corporation or waiver of the observance of any bylaw by the Board shall require the approval of a majority of the authorized number of directors. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the Corporation or waive the observance of any bylaw (either generally or in a particular instance, and either retrospectively or prospectively); provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote at an election of directors, voting together as a single class.

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Article XI - Forum Selection

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these Bylaws (as either may be amended from time to time) or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine.  If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the Personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Article XII - Definitions

As used in these Bylaws, unless the context otherwise requires, the term:

“Affiliate” means, with respect to any Person, any other Person that controls, is controlled by, or is under common control with such Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct or cause the direction of the affairs or management of that Person, whether through the ownership of voting securities, as trustee (or the power to appoint a trustee), Personal representative or executor, by contract, credit arrangement or otherwise and “controlled” and “controlling” have meanings correlative to the foregoing.

“Person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

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Maxar Technologies Inc.

Certificate of Amendment and Restatement of Bylaws

The undersigned hereby certifies that she is the duly elected, qualified, and acting Secretary of Maxar Technologies Inc. a Delaware corporation (the “Corporation”), and that the foregoing Bylaws were approved on ___________, 2018, effective as of ___________, 2018 by the Corporation’s board of directors.

IN WITNESS WHEREOF, the undersigned has hereunto set her hand this ___ day of ___, 2018.

Michelle Kley
General Counsel and Secretary

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